Exhibit 99.1

AGREEMENT AND PLAN OF MERGER

by and among

AMRYT PHARMA PLC,

ACORN MERGER SUB, INC.

and

CHIASMA, INC.

Dated as of May 4, 2021

TABLE OF CONTENTS
i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 4, 2021, is entered into by and among Amryt Pharma plc, a public limited company incorporated under the laws of England and Wales (“Parent”), Acorn Merger Sub, Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”), and Chiasma, Inc., a Delaware corporation (the “Company”, and together with Parent and Merger Sub, the “Parties” and each a “Party”).  All terms used but not defined in this Preamble and the Recitals have such meanings as ascribed in Section 1.01(a) or Section 1.01(b).

WHEREAS, Parent and the Company intend to effect the Merger in accordance with this Agreement and Applicable Law, whereupon the separate existence of Merger Sub shall cease and the Company shall be the surviving corporation and become a wholly owned subsidiary of Amryt Pharma Holdings Limited, a private company limited in English and Wales and a wholly owned Subsidiary of Parent (“Holdings”);

WHEREAS, the Board of Directors of the Company has (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders, and (iv) recommended the adoption of this Agreement by the Company’s stockholders;

WHEREAS, the Board of Directors of Parent has resolved (i) that this Agreement and the Merger would most likely promote the success of Parent for the benefit of its shareholders as a whole, (ii) that a resolution generally and unconditionally authorizing the Board of Directors of Parent in accordance with Section 551 of the CA 2006 to exercise all the powers of Parent to allot the Parent Consideration Shares in connection with the Merger and any Parent Ordinary Shares (or, as applicable, any Parent ADSs in respect thereof) or rights thereto in connection with the Assumed Stock Options, Assumed RSU Awards and Adjusted Warrants (the “Parent Share Issuance Approval”) be put to Parent’s shareholders at a meeting of Parent’s shareholders, (iii) that a resolution amending the articles of association of Parent to increase the maximum number of directors of Parent to nine (the “Parent Board Size Approval” and together with the Parent Share Issuance Approval, the “Parent Shareholder Approval”) be put to Parent’s shareholders at a meeting of Parent’s shareholders, and (iv) to recommend that Parent’s shareholders vote in favor of the Parent Shareholder Approval;

WHEREAS, the Board of Directors of Merger Sub has (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of Merger Sub and its stockholder, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) directed that this Agreement be submitted to its stockholder for its approval and adoption, and (iv) recommended approval and adoption of this Agreement and the transactions contemplated hereby by its stockholder;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, a holder of Company Common Stock is entering into a Voting and Transaction Support Agreement (the “Company Voting Agreement”) with Parent and Merger Sub, pursuant to which such stockholder has agreed to, among other things, vote the shares of Company Common Stock beneficially owned by it in favor of the approval of this Agreement as more particularly set forth therein;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, certain holders of Parent Ordinary Shares are entering into a Voting and Transaction Support Agreement (the “Parent Voting Agreement”) with the Company, pursuant to which such shareholders have agreed to, among other things, vote the Parent Ordinary Shares beneficially owned by each of them in favor of the Parent Shareholder Approval as more particularly set forth therein;

WHEREAS, following consummation of the Merger, Holdings intends to contribute the capital stock of the Surviving Corporation to Amryt Pharmaceuticals, Inc. (the “Contribution”);

WHEREAS, for U.S. federal income tax purposes, the Parties intend that (i) (A) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (B) the Contribution, if it occurs, is a transfer of stock to a subsidiary described in Section 368(a)(2)(C) of the Code ((A) and (B) together, the “Intended Tax Treatment”), and (ii) the Merger shall not cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with the transactions contemplated hereby (including the Merger) and to prescribe certain conditions to the transactions contemplated hereby (including the Merger).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE I.
DEFINITIONS AND INTERPRETATIONS

Section 1.01          Definitions.

(a)          As used in this Agreement, the following terms have the following meanings:

“1933 Act” means the U.S. Securities Act of 1933.

“1934 Act” means the U.S. Securities Exchange Act of 1934.

“Acceptable Confidentiality Agreement” means, with respect to a Party hereto, a customary confidentiality agreement that (1) does not contain any provision that would prohibit its compliance with any of the provisions of Section 6.03 or Section 6.04, as applicable, and (2) contains confidentiality and use provisions that, in each case, are not materially less restrictive to the Third Party executing such agreement than the terms applicable to the other Party hereto under the Confidentiality Agreement (except that such agreement need not prohibit the making or amending of a confidential Acquisition Proposal).  Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with a Party relating to a potential Acquisition Proposal (x) on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use (y) that would not permit the Third Party to make Acquisition Proposals and (z) does not include restrictions on the Party that are inconsistent with any obligations of the Party hereunder, the Party shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Acquisition Proposal” means, with respect to a Party, any proposal or offer, other than from the other Party hereto, relating to any direct or indirect acquisition or issuance, whether in a single transaction or a series of related transactions, whether by a Person or by a Group, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise:  (i) of assets or businesses of such Party or any of its Subsidiaries (including securities of Subsidiaries) equal to twenty percent (20%) or more of the consolidated assets of such Party of any of its Subsidiaries or twenty percent (20%) or more of the net revenues or net income of such Party or any of its Subsidiaries (for the 12-month period ending on the last day of such Party’s most recently completed fiscal quarter); (ii) of twenty percent (20%) or more of the then-outstanding Equity Securities, or any class thereof (whether measured by either voting power or value), of such Party, any of its Subsidiaries, or the surviving or resulting entity in such transaction; or (iii) other than from purchases or sales of shares on public markets, pursuant to which the stockholders of such Party immediately prior to the consummation of such transaction hold less than eighty percent (80%) of the equity interests of the surviving or resulting entity of such transaction.

“Action” means any action, suit, claim, arbitration, investigation, inquiry, grievance, litigation or other proceeding.

“Actual Tax Law Change” means a change in Applicable Law enacted or entering into effect after the date of this Agreement that would create a substantial likelihood that Parent would be treated as a Domestic Corporation as a result of or in connection with the transactions contemplated by this Agreement, as determined in good faith by Parent after consultation with counsel to Parent and counsel to the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.  The term “control” (including the terms “controlled” and “controlling”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“AIM” means the market of that name operated by London Stock Exchange plc.

“AIM Rules” means the AIM Rules for Companies published by London Stock Exchange plc.

“Antitrust Laws” means the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or regulating foreign investment.

“Applicable Law(s)” means, with respect to any Person, any federal, state, foreign or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated, applied or enforceable by a Governmental Authority that is binding on or applicable to such Person, including the U.K. Code.

“Bribery Legislation” means all Applicable Laws relating to the prevention of bribery, corruption and money laundering, including the United States Foreign Corrupt Practices Act of 1977, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, the U.K. Bribery Act 2010 and the U.K. Proceeds of Crime Act 2002.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, Dublin, Ireland or London, United Kingdom are authorized or required by Applicable Law to remain closed.

“CA 2006” means the U.K. Companies Act 2006 and any statutory instruments made under it, and every statutory modification or re-enactment thereof for the time being in force.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Companies House” means the U.K. Registrar of Companies.

“Company Acquisition Proposal” means an Acquisition Proposal with respect to the Company.

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2021, and the footnotes to such consolidated balance sheet, in each case set forth in the Company’s report on Form 10-Q for the fiscal quarter ended March 31, 2021.

“Company Balance Sheet Date” means March 31, 2021.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Disclosure Schedule” means the Company Disclosure Schedule delivered to Parent on the date of this Agreement.

“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (A) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any director, officer, employee or individual consultant (including any former director, officer, employee or individual consultant) of the Company or any of its Subsidiaries or (B) for which the Company or any of its Subsidiaries has any direct or indirect liability and, in each case, other than any statutory plan, statutory program and other statutory arrangement.

“Company Equity Awards” means the Company Stock Options and the Company RSU Awards.

“Company ESPP” means the Company’s 2015 Employee Stock Purchase Plan.

“Company Inquiry” means an Inquiry with respect to the Company.

“Company Intellectual Property” means the Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Intervening Event” means any material event, change, effect, circumstance, fact, development or occurrence that (i) was not known or reasonably foreseeable to the Board of Directors of the Company as of or prior to the date of this Agreement and (ii) does not relate to or involve (A) any Company Acquisition Proposal or Company Inquiry, (B) any change in the market price or trading volume of the Company Common Stock (but the underlying facts or events contributing to the change in the market price or trading volume can be taken into account in determining whether a Company Intervening Event has occurred unless otherwise expressly excluded hereby), (C) any event or circumstance relating to Parent or any of its Subsidiaries, (D) any breach of this Agreement by the Company or any of its Subsidiaries or (E) the lapsing of any COVID‑19 Measures.

“Company Licensed Intellectual Property” means any and all Intellectual Property Rights owned by a Third Party and licensed (including sublicensed) or otherwise granted to the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Product” means each product or product candidate that is being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of the Company or any of its Subsidiaries.

“Company Stock Plans” means any Company Employee Plan providing for equity or equity-based compensation, including the Company’s 2015 Stock Option and Incentive Plan, the Israeli Stock Option Plan 2003 and the Company ESPP.

“Company Superior Proposal” means a Superior Proposal with respect to the Company.

“Consent” means any consent, approval, waiver, license, permit, variance, exemption, franchise, clearance, authorization, acknowledgment, Order or other confirmation.

“Contract” means any contract, agreement, obligation, arrangement, purchase or sale order, understanding or instrument, lease, license, guarantee or other legally binding commitment or undertaking of any nature that is or is intended to be legally binding.

“COVID-19” means SARS-CoV-2 or COVID-19 and any and all additional strains, variations or mutations thereof, or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law (including any Pandemic Response Law), order, directive, guideline or recommendation by any Governmental Authority or public health agency in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and all guidelines and requirements of the Occupational Safety and Health Administration and the Centers for Disease Control and Prevention, such as social distancing, cleaning, and other similar or related measures.

“Deposit Agreement” means the Amended and Restated Deposit Agreement, dated as of July 8, 2020, by and among Parent, Citibank, N.A., acting in its capacity as depositary (the “ADS Depositary”), and all holders and beneficial owners of Parent ADSs.

“Domestic Corporation” means an entity classified as a corporation for U.S. federal income tax purposes that is domestic within the meaning of Section 7701(a)(4) of the Code or treated as domestic for U.S. federal income tax purposes by reason of Section 7874 of the Code, any successor provision, or otherwise under Applicable Law.

“DTRs” means the disclosure guidance and transparency rules made by the FCA acting under Part VI of FSMA (as set out in the FCA Handbook published by the FCA).

“Environmental Law” means any Applicable Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

“Environmental Permits” means all permits, licenses, franchises, consents (including consents required by Contract), variances, exemptions, orders, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Law and affecting, or relating to, the business of the Company or any of its Subsidiaries, or the business of Parent or any of its Subsidiaries, as applicable.

“Equity Securities” means, with respect to any Person, (i) any shares of capital stock or other voting securities of, or other ownership interest in, such Person, (ii) any securities of such Person convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries, or (iv) any restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, other membership, partnership or other ownership interests in, or any business, products or assets of, such Person or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Excepted Stockholder” means any stockholder of the Company that would be a “five-percent transferee shareholder” of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii) following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c).

“FCA” means the United Kingdom Financial Conduct Authority.

“FCPA” means the Foreign Corrupt Practices Act of 1977.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing.

“FRC” means the U.K. Financial Reporting Council.

“FSMA” means the U.K. Financial Services and Markets Act 2000.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory, judicial, arbitral, legislative, executive or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority.

“Group” means a “group” as defined in Section 13(d) of the 1934 Act.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law or that is otherwise regulated by any Governmental Authority with jurisdiction over the environment or natural resources.

“Health Care Laws” means (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.); (ii) the Public Health Service Act (42 U.S.C. § 201 et seq.); (iii) all applicable federal, state, local and foreign health care related fraud and abuse, false claims, and anti-kickback laws, including, without limitation, the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h) and similar gift and disclosure laws, the U.S. Civil False Claims Act (31 U.S.C. § 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), the civil monetary penalties law (42 U.S.C. § 1320a-7a), and laws relating to price reporting requirements and the requirements relating to the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8), any state supplemental rebate program, and Medicare average sales price reporting (42 U.S.C. § 1395w-3a); (iv) state laws relating to the manufacture, sale and distribution of pharmaceutical and medical products; (v) Medicare (Title XVIII of the Social Security Act); and (vi) Medicaid (Title XIX of the Social Security Act).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

“Inquiry” means, with respect to a Party, any inquiry or indication of interest or any request for non-public information relating to such Party or any of its Subsidiaries, in each case, with respect to, reasonably likely to have been made in connection with, or as would reasonably be expected to lead to, an Acquisition Proposal relating to such Party.

“Intellectual Property Rights” means any and all common law or statutory rights anywhere in the world arising under or associated with: (i) patents, utility models, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and any applications relating to any of the foregoing (“Patents”); (ii) trademarks, service marks, trade dress, trade names, logos, and other designations or indicia of origin, and all registrations and applications relating to the foregoing (“Marks”); (iii) domain names, uniform resource locators, Internet Protocol addresses, social media handles, and other names, identifiers, and locators associated with Internet addresses, sites, and services; (iv) registered and unregistered copyrights and any other equivalent rights in works of authorship (whether or not registerable, including rights in software as a work of authorship) and moral rights and any other related rights of authors, all registrations and applications to register the same, and all renewals, extensions, reversions and restorations thereof (“Copyrights”); (v) trade secrets and industrial secret rights, and rights in know-how, data and confidential or proprietary business or technical information, including formulations, formulae, technical, research, clinical and other data, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”); and (vi) database and data collection rights and other intellectual property or proprietary rights arising under the laws of any jurisdiction anywhere in the world.

“knowledge” means (i) with respect to the Company, the knowledge of those individuals set forth in Section 1.01 of the Company Disclosure Schedule after reasonable inquiry and (ii) with respect to Parent, the knowledge of those individuals set forth in Section 1.01 of the Parent Disclosure Schedule after reasonable inquiry.  None of the individuals set forth in Section 1.01 of the Company Disclosure Schedule or Section 1.01 of the Parent Disclosure Schedule shall have any personal liability or obligations regarding such knowledge.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, right of first refusal, option or other encumbrance of any kind in respect of such property or asset.

“MAR” means Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse as it forms part of retained EU law by virtue of the European Union (Withdrawal) Act 2018.

“Material Adverse Effect” with respect to a Party means any event, change, effect, circumstance, fact, development or occurrence, individually or in the aggregate, that (a) has had or would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise), assets or liabilities of such Party and its Subsidiaries, taken as a whole, or (b) materially impairs the ability of such Party to consummate the transactions contemplated by this Agreement or would reasonably be expected to do so; provided, that in the case of clause (a) only, no event, change, effect, circumstance, fact, development or occurrence to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Material Adverse Effect with respect to such Party or shall be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect with respect to such Party:  (i) any changes in general U.S. or global economic, capital markets or regulatory conditions or other general business, financial or market conditions, (ii) any changes in conditions generally affecting the industries in which such Party or any of its Subsidiaries operates, (iii) any decline, in and of itself, in the market price or trading volume of such Party’s securities or in such Party’s credit ratings (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect with respect to such Party), (iv) any failure, in and of itself, by such Party or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect with respect to such Party), (v) the public announcement of this Agreement or the transactions contemplated hereby, including the impact thereof on the relationships of a Party with their respective customers, suppliers, distributors, partners or other material third-party business relations or with their respective employees directly arising out of or related to the foregoing, (vi) any changes in Applicable Law or GAAP or IFRS, as applicable, first announced or proposed after the date of this Agreement, (vii) geopolitical conditions, the outbreak or escalation of hostilities, civil or political unrest, any acts of war or terrorism or any worsening thereof, (viii) any epidemic or pandemic (including COVID-19), hurricane, earthquake, flood, calamity or other natural disasters or acts of God or any worsening thereof or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Authority in connection therewith or in response thereto, (ix) any COVID-19 Measures, (x) the taking of any action required to be taken pursuant to this Agreement, or which the other Party has requested in writing, (xi) any Transaction Litigation or (xii) any matters expressly set forth in the Company Disclosure Schedule or Parent Disclosure Schedule; provided, that the matters referred to in clauses (i), (ii), (vi), (vii), (viii) or (ix) may be taken into account to the extent that the impact of any such event, change, effect, circumstance, fact, development or occurrence on such Party and its Subsidiaries, taken as a whole, is disproportionately adverse relative to its impact on the other participants in the industries in which such Party and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Pandemic Response Law” means any financial assistance program implemented by any Governmental Authority in connection with or in response to COVID-19 (including, for the avoidance of doubt, the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof), including the Families First Coronavirus Response Act, Pub. L. No. 116-127 (116th Cong.) (Mar. 18, 2020), the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136 (116th Cong.) (Mar. 27, 2020), and the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) and any amendment of, or subsequent guidance issued in respect of, those laws, and any other similar or additional federal, state, local, or non-U.S. law, or administrative guidance intended to benefit taxpayers in response to COVID-19 and the associated economic downturn.

“Parent ADS” means an American Depositary Share of Parent representing five Parent Ordinary Shares.

“Parent Acquisition Proposal” means an Acquisition Proposal with respect to Parent.

“Parent Announcement” means the announcement in accordance with Rule 12 and Schedule 4 of the AIM Rules to be released by Parent on or about the date of this Agreement.

“Parent Balance Sheet” means the unaudited consolidated balance sheet of Parent and its Subsidiaries as of March 31, 2021, and the footnotes to such consolidated balance sheet, in each case set forth in Parent Public Documents.

“Parent Balance Sheet Date” means March 31, 2021.

“Parent Consideration Shares” means the Parent Ordinary Shares that underlie the Parent ADSs to be issued pursuant to the Merger.

“Parent Disclosure Schedule” means the Parent Disclosure Schedule delivered to the Company on the date of this Agreement.

“Parent Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (A) that is sponsored, maintained, administered, contributed to or entered into by Parent or any of its Subsidiaries for the current or future benefit of any director, officer, employee or individual consultant (including any former director, officer, employee or individual consultant) of Parent or any of its Subsidiaries or (B) for which Parent or any of its Subsidiaries has any direct or indirect liability and, in each case, other than any statutory plan, statutory program and other statutory arrangement.

“Parent Equity Awards” means the Parent Stock Options and the Parent RSU Awards.

“Parent Inquiry” means an Inquiry with respect to Parent.

“Parent Intellectual Property” means the Intellectual Property Rights owned or purported to be owned by Parent or any of its Subsidiaries.

“Parent Intervening Event” means any material event, change, effect, circumstance, fact, development or occurrence that (i) was not known or reasonably foreseeable to the Board of Directors of Parent as of or prior to the date of this Agreement and (ii) does not relate to or involve (A) any Parent Acquisition Proposal or Parent Inquiry, (B) any change in the market price or trading volume of the Parent Ordinary Shares (but the underlying facts or events contributing to the change in the market price or trading volume can be taken into account in determining whether a Parent Intervening Event has occurred unless otherwise expressly excluded hereby), (C) any event or circumstance relating to the Company or any of its Subsidiaries, (D) any breach of this Agreement by Parent or any of its Subsidiaries or (E) the lapsing of any COVID-19 Measures.

“Parent Licensed Intellectual Property” means any and all Intellectual Property Rights owned by a Third Party and licensed (including sublicensed) or otherwise granted to Parent or any of its Subsidiaries.

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Ordinary Shares” means the ordinary shares, nominal value of £0.06 per share, of Parent.

“Parent Product” means each product or product candidate that is being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of Parent or any of its Subsidiaries.

“Parent Shares Admission” means the admission of the Parent Consideration Shares to trading on AIM, if applicable.

“Parent Stock Plans” means any Parent Employee Plan providing for equity or equity-based compensation, including Parent’s Equity Incentive Plan.

“Parent Superior Proposal” means a Superior Proposal with respect to Parent.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means (i) any Liens for utilities or current Taxes (A) not yet due and payable or (B) which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) gaps in the chain of title evident from the records of the applicable Governmental Authority maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date of this Agreement, (v) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business consistent with past practice that do not materially detract from the value or the use of the property subject thereto, (vi) statutory landlords’ liens and liens granted to landlords under any lease, (vii) non-exclusive licenses granted under Intellectual Property Rights in the ordinary course of business consistent with past practice, (viii) any purchase money security interests, equipment leases or similar financing arrangements, (ix) any Liens which are disclosed on the Company Balance Sheet (in the case of Liens applicable to the Company or any of its Subsidiaries) or the Parent Balance Sheet (in the case of Liens applicable to Parent or any of its Subsidiaries), or the notes thereto, (x) any Liens that are discharged at or prior to the Closing or (xi) any Liens that are not material to the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, taken as a whole.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision.

“Personal Data” means any information defined as “personal data”, “personally identifiable information”, “personal information”, or “protected health information” under any Privacy Legal Requirement or Privacy Commitment, and all information that can reasonably be used to identify a natural person (including all information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household, including without limitation name, address, telephone number, electronic mail address, social security number, bank account number or credit card number).

“Potential Tax Law Change” means a proposed change in Applicable Law (a) that has been reported out of the Senate Finance Committee or the House Ways and Means Committee of the United States Congress, (b) that has been included in the issuance or amendment of a proposed, temporary, or final Treasury Regulation, (c) that is part of a bill that has been introduced into the House of Representatives or the Senate, in each case, of the United States Congress and that has been publicly endorsed by the Executive Branch of the United States or the United States Department of the Treasury, or (d) with respect to which a notice of a specific proposed change in administrative guidance has been issued by the Internal Revenue Service or the Department of the Treasury, which, in each case, is proposed after the date of this Agreement and that, if it became Applicable Law, would create a substantial likelihood that Parent would be treated as a Domestic Corporation as a result of or in connection with the transactions contemplated by this Agreement, as determined in good faith by Parent after consultation with counsel to Parent and counsel to the Company.  For purposes of this definition, any such proposed change in Applicable Law after the date of this Agreement with respect to which it is not specified that such proposed change would be effective as of any particular date shall not be treated as creating such a substantial likelihood if such proposed change is not reasonably likely to apply to the transactions contemplated by this Agreement.

“Privacy Commitments” means (a) a contractual obligations to third parties with respect to Personal Data, and (b) any legally binding commitment (including any legally binding privacy policy) with respect to collection, processing, maintenance or transfer of Personal Data.

“Privacy Legal Requirement” means all Applicable Laws that pertain to privacy or the processing of Personal Data, including (i) the Health Insurance Portability and Accountability Act of 1996 or HIPAA (42 U.S.C. § 1320d et seq.), (ii) the California Consumer Privacy Act, (iii) U.S. state data security laws and regulations such as the New York SHIELD Act, the Massachusetts Standards for the protection of personal information of residents of the Commonwealth, 201 CMR 17, all state data breach notification laws, and state biometric privacy laws; (iv) applicable requirements of comparable state and foreign Applicable Laws such as the EU Data Protection Directive 95/46/EC of 24 October 1995, the EU General Data Protection Regulation 2016/679/EU of 27 April 2016 and all corresponding member state legislation, the EU ePrivacy Directive 2002/58/EC of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector as amended by Directive 2006/24/EC and Directive 2009/136/EC and the related implementing legislation of the EU Member States, (v) The United Kingdom’s Data Protection Act 2018, (vi) Section 5 of the Federal Trade Commission Act as it applies to the receipt, access, use, disclosure, and security of consumer Personal Data, (vii) the Swiss Federal Act on Data Protection of June 19, 1992 (DPA) and its ordinances, (viii) the Japanese Act on the Protection of Personal Information, and (ix) CAN-SPAM, the Telephone Consumer Protection Act, Canada’s anti-spam legislation and other similar Applicable Laws.

“Registered Intellectual Property” means all United States, international or foreign (i) Patents and Patent applications (including provisional applications, divisionals, reissues, reexaminations, continuations and continuations-in-part); (ii) registered Marks and applications to register Marks; (iii) registered Copyrights and applications for Copyright registration; (iv) registered Internet Properties; and (v) any other Intellectual Property Rights that are subject to any filing or recording with any state, provincial, federal, government or other public or quasi-public legal authority.

“Representatives” means, with respect to any Person, its officers, directors, employees, investment bankers, attorneys, accountants, auditors, consultants and other agents, advisors and representatives.

“Required Information” means in relation to a Party such information with respect to the business, operations, trading, financial condition, projections, prospects, significant changes, risks, material contracts or material disputes of, or any Persons associated with, such Party (including expressions of opinion, intention or expectation in relation to any of the foregoing).

“Sanctioned Country” means any of Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine.

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions Laws, including the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including (i) any Person identified in any list of Sanctioned Persons maintained by (A) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security or the United States Department of State, (B) Her Majesty’s Treasury of the United Kingdom, (C) any committee of the United Nations Security Council, or (D) the European Union, (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country and (iii) any Person directly or indirectly fifty percent (50%) or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii).

“Sanctions Laws” means all Applicable Laws concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified Persons or countries or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Applicable Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S.  Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person.  For purposes of this Agreement, a Subsidiary shall be considered a “wholly owned Subsidiary” of a Person as long as such Person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary.

“Superior Proposal” means, with respect to a Party, any bona fide, written Acquisition Proposal made after the date of this Agreement that is fully financed or has fully committed financing that the Board of Directors of such Party determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all legal, financial, regulatory and other terms and conditions of the Acquisition Proposal (including any governmental or other approval requirements, the availability and terms of any necessary financing, and other aspects of the Acquisition Proposal and the Third Party making the Acquisition Proposal), (i) would result in a transaction that is more favorable to such Party’s stockholders from a financial point of view than the Merger (including any adjustment to the terms and conditions proposed by the other Party hereto in response to such Acquisition Proposal) and (ii) is reasonably likely of being completed on the terms proposed on a timely basis; provided that for purposes of this definition, references in the term “Acquisition Proposal” to twenty percent (20%) shall be deemed to be references to fifty percent (50%).

“Takeover Laws” means any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations, including Section 203 of the DGCL, but excluding (if applicable) the U.K. Code.

“Tax” means any income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental or windfall profits taxes, and any other taxes or similar charges, fees, levies, imposts, customs, duties or other assessments, together with any interest, penalties and additions to tax, in each case, imposed in respect thereof by any Taxing Authority.

“Tax Counsel” means Goodwin Procter LLP, or, if Goodwin Procter LLP is unable or unwilling to provide the Tax Opinion, Gibson, Dunn & Crutcher LLP, or, if Gibson, Dunn & Crutcher LLP is unable or unwilling to provide the Tax Opinion, another nationally recognized Tax counsel reasonably satisfactory to the Company and Parent.

“Tax Law Change” means an Actual Tax Law Change and/or a Potential Tax Law Change.

“Tax Opinion” means an opinion of Tax Counsel, in form and substance reasonably satisfactory to Parent and the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, (i) the Merger will qualify for the Intended Tax Treatment, and (ii) the Merger will not cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code.

“Tax Return” means any report, return, document, statement, declaration or other information filed or required to be filed with any Taxing Authority with respect to Taxes, including information returns, claims for refunds, and any documents with respect to or accompanying payments of estimated Taxes, and including any attachment thereto and any amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Third Party” means any Person or Group, other than the Company, Parent or any of their respective Affiliates or Representatives.

“U.K. Code” means the United Kingdom City Code on Takeovers and Mergers.

“VAT” means (i) any tax charged or imposed pursuant to Council Directive 2006/112/EC or any national legislation implementing such Directive; (ii) to the extent not included in clause (i), any value added tax imposed by the U.K. Value Added Tax Act 1994 and any related secondary legislation, regardless of whether or not the UK is a member of the European Union or continues to be subject to such Directive; and (iii) any equivalent or similar tax or duty charged or imposed in any jurisdiction (other than the UK) outside the European Union.

“Willful Breach” means a breach of this Agreement that is the result of a willful or intentional act or failure to act where the breaching Party knows, or would reasonably be expected to have known, that the taking of such act or failure to act could result in a material breach of this Agreement.

(b)          Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
ADS Depositary	1.01(a)
Affected Employees	7.06(a)
Agreement	Preamble
Assumed RSU Award	2.06(b)(ii)
Assumed Stock Option	2.06(a)
Bankruptcy and Equity Exceptions	4.02(a)
Benefits Continuation Period	7.06(a)
Cancellation	2.03(a)
Certificate	2.03(d)
Certificate of Merger	2.02(a)
Closing	2.01
Closing Date	2.01
Company	Preamble
Company Additional Amounts	9.03(f)
Company Adverse Recommendation Change	6.03(b)
Company Approval Time	6.03(c)
Company Board Recommendation	4.02(b)
Company Material Contract	4.15(a)
Company No Vote Payment	9.03(c)
Company Organizational Documents	4.01
Company Patents	4.19(e)

Company Payment	9.03(c)
Company Permits	4.12
Company Preferred Stock	4.05(a)
Company Registered IP	4.19(a)
Company RSU Award	2.06(b)
Company SEC Documents	4.07(a)
Company Stock Option	2.06(a)
Company Stockholder Approval	4.02(a)
Company Stockholder Meeting	7.03(a)
Company Tax Certificate	7.05(b)
Company Termination Payment	9.03(a)
Company Voting Agreement	Recitals
Company Warrant	2.06(e)
Confidentiality Agreement	6.05(a)
Contribution	Recitals
Copyrights	1.01(a)
DEA	4.14(b)
DGCL	2.02(a)
Duff & Phelps	4.26
Effective Time	2.02(a)
EMA	4.14(b)
End Date	9.01(b)(i)
Exchange Agent	2.04(a)
Exchange Agent Agreement	2.04(a)
Exchange Fund	2.04(a)
Exchange Ratio	2.03(a)
Excluded Shares	2.03(a)
FDA	4.14(b)
Form F-4	7.02(a)
Form F-6	7.02(a)
Health Care Permits	4.14(b)
Holdings	Recitals
Indemnitee	7.13(a)
Intended Tax Treatment	Recitals
internal controls	4.07(i)
Marks	1.01(a)
Maximum Premium	7.13(c)
Merger Consideration	2.03(a)
Merger Sub	Preamble

Merger	2.02(b)
Nasdaq	4.03
New Company Plans	7.06(b)
Non-U.S. Plan	4.17(h)
Outside Counsel Only Material	6.05(c)
Parent	Preamble
Parent Additional Amounts	9.03(f)
Parent ADS Issuance	6.02(b)(iv)
Parent Adverse Recommendation Change	6.04(b)
Parent Approval Time	6.04(c)
Parent Board Recommendation	5.02(b)
Parent Board Size Approval	Recitals
Parent Circular	7.02(a)
Parent No Vote Payment	9.03(d)
Parent Non-SEC Documents	5.07(a)
Parent Organizational Documents	5.01
Parent Patents	5.19(e)
Parent Payment	9.03(c)
Parent Permits	5.12
Parent Public Documents	5.07(a)
Parent Registered IP	5.19(a)
Parent RSU Award	5.05(a)
Parent SEC Documents	5.07(a)
Parent Share Issuance Approval	Recitals
Parent Shareholder Approval	Recitals
Parent Shareholder Meeting	7.03(b)
Parent Material Contract	5.15(a)
Parent Stock Options	5.05(a)
Parent Tax Certificate	7.05(b)
Parent Termination Payment	9.03(b)
Parent US IPO Date	5.07(a)
Parent Voting Agreement	Recitals
Parent Warrants	5.05(a)
Party	Preamble
Patents	1.01(a)
principal executive officer	4.07(h)
principal financial officer	4.07(h)
Proxy Statement/Prospectus	7.02(a)
Regulation S-K	4.10

Second Request	7.01(c)
Surviving Corporation	2.02(b)
Trade Secrets	1.01(a)
Transaction Litigation	7.11(a)
Transition Committee	7.15(a)
Uncertificated Share	2.03(d)

Section 1.02          Other Definitional and Interpretative Provisions.  The following rules of interpretation shall apply to this Agreement: (i) the words “hereof”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (iv) all Exhibits and schedules annexed to this Agreement or referred to in this Agreement, including the Company Disclosure Schedule and the Parent Disclosure Schedule, are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any capitalized term used in any Exhibit or schedules annexed to this Agreement, including the Company Disclosure Schedule or the Parent Disclosure Schedule, but not otherwise defined therein shall have the meaning set forth in this Agreement; (vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (vii) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (viii) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (ix) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder; (x) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided, that with respect to any Contract listed on any schedule annexed to this Agreement, including the Company Disclosure Schedule or the Parent Disclosure Schedule, such references shall only include any such amendments, modifications or supplements that are made available to Parent or the Company, as applicable; (xi) references to any Person include the successors and permitted assigns of that Person; (xii) references to “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including”, respectively; (xiii) references to “dollars” and “$” mean U.S. dollars; (xiv) references to “pounds” and “£” mean United Kingdom pounds sterling; (xv) the term “made available” and words of similar import mean that the relevant documents, instruments or materials were (A) with respect to Parent, posted and made available to Parent on the Company’s due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis), or, with respect to the Company, posted or made available to the Company on Parent’s due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis), as applicable, in each case, at least one day prior to the date of this Agreement; (B) provided via electronic mail, in person or on a conference call at least one day prior to the date of this Agreement (including materials provided to outside counsel); or (C) filed or furnished to the SEC prior to the date of this Agreement (or, with respect to Parent, furnished pursuant to any other Parent Public Document); (xvi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”; and (xvii) the Parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II.
CLOSING; THE MERGER

Section 2.01          Closing.  The closing of the Merger (the “Closing”) shall take place remotely via electronic exchange of required Closing documentation in lieu of an in-person Closing as soon as practicable, but no later than the third Business Day after the date the conditions set forth in Article VIII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of such conditions by the Party or Parties entitled to the benefit thereof at the Closing) have been satisfied or, to the extent permitted by Applicable Law, waived by the Party or Parties entitled to the benefit thereof, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the date on which the Closing occurs, the “Closing Date”).

Section 2.02          The Merger.

(a)          At the Closing, (i) the Company shall file a certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by the General Corporation Law of the State of Delaware (the “DGCL”) in connection with the Merger.  The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as Parent and the Company shall agree and is specified in the Certificate of Merger).

(b)          At the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL (the “Merger”), whereupon the separate existence of Merger Sub shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”), such that immediately following the Merger, the Surviving Corporation shall be a wholly owned direct subsidiary of Holdings.  From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the DGCL.

Section 2.03          Conversion and Cancellation of Shares in the Merger.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of Company Common Stock, the common stock of Merger Sub:

(a)          other than shares of Company Common Stock to be cancelled or converted pursuant to Section 2.03(b) (the “Excluded Shares”), each share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into, and shall thereafter represent only, the right to receive, 0.396 (the “Exchange Ratio”) Parent ADSs (the “Merger Consideration”), subject to Section 2.08 with respect to fractional Parent ADSs, and immediately following such conversion, shall be automatically cancelled and cease to exist (the “Cancellation”);

(b)          (i) each share of Company Common Stock held by the Company as treasury stock or owned by Parent or Merger Sub immediately prior to the Effective Time (other than any such shares owned by Parent or Merger Sub in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account) shall be cancelled and shall cease to exist, and no consideration shall be paid with respect thereto and (ii) each share of Company Common Stock held by any wholly owned Subsidiary of either the Company or Parent (other than Merger Sub) immediately prior to the Effective Time shall be converted into a number of validly issued, fully paid and nonassessable Parent ADSs equal to the Exchange Ratio;

(c)          each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation; and

(d)          all outstanding shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and (i) each share of Company Common Stock that was, immediately prior to the Effective Time, represented by a certificate (each, a “Certificate”) and (ii) each uncertificated share of Company Common Stock that, immediately prior to the Effective Time, was registered to a holder on the stock transfer books of the Company (an “Uncertificated Share”) shall (in each case, other than with respect to Excluded Shares) thereafter represent only the right to receive the Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.04(f), to be issued or paid in accordance with Section 2.04, without interest.

Section 2.04          Surrender and Payment.

(a)          Prior to the Effective Time, Parent shall appoint a commercial bank or trust company reasonably acceptable to the Company (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent reasonably acceptable to the Company (the “Exchange Agent Agreement”) for the purpose of exchanging (i) Certificates or (ii) Uncertificated Shares for the Merger Consideration payable in respect of the shares of Company Common Stock.  As of the Effective Time, in consideration of and in exchange for the Cancellation, Parent shall deposit with the ADS Depositary Parent Ordinary Shares underlying the Parent ADSs issuable pursuant to Section 2.03(a).  As of the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Section 2.04 through the Exchange Agent, the Parent ADSs issuable pursuant to Section 2.03(a) in exchange for outstanding shares of Company Common Stock.  For the avoidance of doubt, any stamp duty liability arising in connection with the deposit of Parent ADSs with the Exchange Agent will be payable by Parent.  Parent agrees to make available, directly or indirectly, to the Exchange Agent from time to time as needed additional cash sufficient to pay any dividends or other distributions to which such holders are entitled pursuant to Section 2.04(f).  Promptly after the Effective Time (and in no event later than five Business Days thereafter), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Common Stock at the Effective Time a letter of transmittal and instructions (which shall be in a form reasonably acceptable to the Company and substantially finalized prior to the Effective Time and which shall specify that delivery shall be effected, and risk of loss and title shall pass, only on proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.  All certificates (or evidence of Parent ADSs in book-entry form) and cash deposited with the Exchange Agent pursuant to this Section 2.04 shall be referred to in this Agreement as the “Exchange Fund”.  Parent shall cause the Exchange Agent to deliver the Merger Consideration contemplated to be issued or paid pursuant to this Article II out of the Exchange Fund.  The Exchange Fund shall not be used for any other purpose.  The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, that such cash shall only be invested in the manner provided in the Exchange Agent Agreement.  Any interest and other income resulting from such investments shall be the property of, and paid to, Parent on termination of the Exchange Fund.

(b)          Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, within five Business Days of the later to occur of (i) surrender to the Exchange Agent of a Certificate, together with a properly completed and duly executed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of each share of the Company Common Stock represented by such Certificate or Uncertificated Share (including any dividends and distributions with respect to the Merger Consideration as contemplated by Section 2.04(f)).  The Parent ADSs constituting the Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical American depositary receipt evidencing such Parent ADSs is requested by a holder of shares of Company Common Stock or is otherwise required under Applicable Law.

(c)          If any portion of the Merger Consideration (or any dividends and distributions with respect to the Merger Consideration as contemplated by Section 2.04(f)) is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any stamp duty, stamp duty reserve tax, transfer or similar Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such stamp duty, stamp duty reserve tax, transfer or similar Taxes have been paid or are not payable.

(d)          From and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to Parent, the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration (and any dividends and distributions with respect to the Merger Consideration as contemplated by Section 2.04(f)) with respect thereto in accordance with the procedures set forth in, or as otherwise contemplated by, this Article II (including this Section 2.04).

(e)          Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock 12 months following the Closing Date shall be delivered to Parent or as otherwise instructed by Parent, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.04 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration (and any dividends and distributions with respect to the Merger Consideration as contemplated by Section 2.04(f)), without any interest thereon.  Notwithstanding the foregoing, Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) shall not be liable to any holder of shares of Company Common Stock for any amounts properly paid to a public official in compliance with applicable abandoned property, escheat or similar laws.  Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f)          Following the surrender of any Certificates, along with the delivery of a properly completed and duly executed letter of transmittal, or the transfer of any Uncertificated Shares, in each case as provided in this Section 2.04, Parent shall pay, or cause to be paid, without interest, to the Person in whose name the Parent ADSs constituting the Merger Consideration have been registered, (i) in connection with the payment of the Merger Consideration, the aggregate amount of all dividends or other distributions payable with respect to such Parent ADSs, with a record date on or after the Effective Time that were paid prior to the time of such surrender or transfer, and (ii) at the appropriate payment date after the payment of the Merger Consideration, the amount of all dividends or other distributions payable with respect to whole Parent ADSs constituting the Merger Consideration with a record date on or after the Effective Time and prior to the time of such surrender or transfer and with a payment date subsequent to the time of such surrender or transfer.  No dividends or other distributions with respect to Parent ADSs constituting the Merger Consideration shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates are surrendered and the holder thereof delivers a properly completed and duly executed letter of transmittal or such or Uncertificated Shares are transferred, as the case may be, as provided in this Section 2.04.

Section 2.05          Dissenters’ Rights.  No dissenters’ or appraisal rights shall be available with respect to the Merger and the other transactions contemplated hereby.

Section 2.06          Company Equity Awards; Company Warrants.

(a)          Company Stock Options.  At the Effective Time, each compensatory option to purchase shares of Company Common Stock granted under any Company Stock Plan that is outstanding and unexercised immediately prior to the Effective Time (each, a “Company Stock Option”), whether or not vested shall, by virtue of the Merger and without further action on the part of the holder thereof, cease to represent a right to acquire shares of Company Common Stock and shall be converted into an option to purchase Parent ADSs (each, an “Assumed Stock Option”), on the same terms and conditions (including any vesting or forfeiture provisions or repurchase rights, but taking into account any acceleration thereof provided for in the relevant Company Employee Plan or in the related award document by reason of the transactions contemplated hereby) as were applicable under such Company Stock Option as of immediately prior to the Effective Time.  The number of Parent ADSs subject to each such Assumed Stock Option shall be equal to (i) the number of shares of Company Common Stock subject to each Company Stock Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole number of Parent ADSs, and such Assumed Stock Option shall have an exercise price per Parent ADS (rounded up to the nearest cent) equal to (A) the exercise price per share of Company Common Stock otherwise purchasable pursuant to such Company Stock Option divided by (B) the Exchange Ratio; provided, that in the case of any Company Stock Option to which Section 421 of the Code applies as of the Effective Time (taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 of the Code, the exercise price, the number of Parent ADSs subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that in the case of any Company Stock Option to which Section 409A of the Code applies as of the Effective Time, the exercise price, the number of Parent ADSs subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder.

(b)          Company Restricted Stock Units.  At the Effective Time, each restricted stock unit award with respect to shares of Company Common Stock outstanding under any Company Stock Plan that vests solely based on the passage of time (each, a “Company RSU Award”) shall be treated as set forth in this Section 2.06(b).

(i)          To the extent a Company RSU Award becomes vested in connection with the transactions contemplated by this Agreement, pursuant to the terms of the applicable Company Employee Plan, restricted stock unit award agreement or other agreements between the Company and the award holder, a number of shares of Company Common Stock determined in accordance therewith will be issued to the award holder immediately prior to the Effective Time, and each such share will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, each share of Company Common Stock described in Section 2.03 above.

(ii)          The Company shall take all necessary action to provide that each Company RSU Award that remains outstanding immediately prior to the Effective Time after giving effect to Section 2.06(b)(i) above shall, effective as of the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted into a restricted stock unit award which shall represent the right to acquire Parent ADSs (each, an “Assumed RSU Award”), on the same terms and conditions (including any accelerated vesting on a termination of the holder’s employment in connection with or following the Merger) as were applicable under such Company RSU Award as of immediately prior to the Effective Time.  The number of Parent ADSs subject to each such Assumed RSU Award shall be equal to (i) the number of shares of Company Common Stock subject to each Company RSU Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole number of Parent ADSs.

(c)          Board Actions.  Prior to the Effective Time, the Board of Directors of the Company and of Parent (and/or the applicable committees thereof) shall adopt such resolutions as are necessary to give effect to the transactions contemplated by this Section 2.06.

(d)          Company ESPP.  As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company ESPP) shall adopt such resolutions or take such other actions as may be required so that (i) participation in the Company ESPP shall be limited to those employees who are participants on the date of this Agreement, (ii) except to the extent necessary to maintain the status of the Company ESPP as an “employee stock purchase plan” within the meaning of Section 423 of the Code and the Treasury Regulations thereunder, participants may not increase their payroll deduction elections or rate of contributions from those in effect on the date of this Agreement or make any separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, (iii) no offering period shall be commenced after the date of this Agreement, and (iv) the Company ESPP shall terminate, effective on the earlier of the first purchase date following the date of this Agreement or the fifth trading day before the Effective Time, but subsequent to the exercise of purchase rights on such purchase date (in accordance with the terms of the Company ESPP).

(e)          Registration on Form S-8.  On or as soon as practicable following the Closing Date, Parent shall register the Parent ADSs issuable pursuant to Assumed Stock Options and Assumed RSU Awards on a registration statement on Form S-8 (if such Form is available).

(f)          Company Warrants.  Immediately prior to the Effective Time, each warrant to purchase shares of Company Common Stock (each a “Company Warrant”) that is issued and outstanding immediately prior to the Effective Time and not exercised or expired pursuant to its terms at or immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holder thereof, shall be deemed to be net exercised immediately prior to the Effective Time and the shares of Company Common Stock issued to such holder of Company Warrant upon such net exercise immediately prior to the Effective Time will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, each share of Company Common Stock described in Section 2.03 above.

Section 2.07          Adjustments.  Without limiting or affecting any of the provisions of Section 6.01 or Section 6.02, if, during the period between the date of this Agreement and the Effective Time, any change in the outstanding Parent ADSs or outstanding Parent Ordinary Shares in respect thereof shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, offer (as defined in the U.K. Code), combination, scheme, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend or distribution thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to provide the holders of shares of Company Common Stock and/or Company Equity Awards with the same economic effect as contemplated by this Agreement prior to such event.

Section 2.08          Fractional ADSs.  Notwithstanding anything in this Agreement to the contrary, no fractional Parent ADSs shall be issued in the Merger.  Each holder of shares of Company Common Stock who would otherwise have been entitled to receive as a result of the Merger a fraction of a Parent ADS (after aggregating all shares represented by the Certificates and Uncertificated Shares delivered by such holder) shall receive, in lieu thereof, in the aggregate that number of whole Parent ADSs resulting from the application of the Exchange Ratio as described in Section 2.03 or Section 2.06 as is rounded to the nearest whole Parent ADS, with no cash being paid for any fractional Parent ADSs eliminated by such rounding.

Section 2.09          Withholding Rights.  Each of the Exchange Agent, Parent, Merger Sub, the Surviving Corporation and the Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any provision of federal, state, local or non-U.S. Tax law.  To the extent amounts so deducted and withheld are paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the deduction and withholding were made.

Section 2.10          Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, on the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation or the Exchange Agent, the posting by such Person of a customary bond issued for lost, stolen or destroyed stock certificates, in such reasonable amount as the Surviving Corporation or the Exchange Agent may direct, as indemnity against any claim that may be made against the Surviving Corporation or the Exchange Agent, with respect to such Certificate, the Exchange Agent shall, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, as contemplated by this Article II (including Section 2.04).

Section 2.11          Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, any of its Subsidiaries or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any of its Subsidiaries or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE III.
ORGANIZATIONAL DOCUMENTS; DIRECTORS AND OFFICERS

Section 3.01          Certificate of Incorporation and Bylaws of the Surviving Corporation.  Subject to the rights set forth in Section 7.13, the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation from and after the Effective Time until thereafter amended as provided therein or by Applicable Law.

Section 3.02          Directors and Officers of the Surviving Corporation.  From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Section 3.03          Parent Board of Directors.  Prior to the Closing, the Board of Directors of Parent shall take all action necessary so that, as of immediately following the Effective Time, subject to the passing of the Parent Board Size Approval, (i) the maximum number of directors on the Parent Board of Directors shall be increased from seven (7) directors to nine (9) directors, and (ii) subject to satisfaction of customary background checks and the receipt of a customary letter of appointment, Raj Kannan and one other individual selected by the Company prior to the Closing who is acceptable to Parent (provided that the tenure of such individual shall be limited to June 15, 2022) shall be appointed as directors of Parent, until their respective successors are duly elected or appointed and qualified in accordance with Applicable Law.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.05, except (a) as disclosed in any Company SEC Document filed or furnished and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System since January 1, 2020 and prior to the date that was one Business Day prior to the date of this Agreement (only to the extent that the relevance of any disclosure in such Company SEC Document is reasonably apparent as to matters which are a subject of such representation or warranty, and other than any matters required to be disclosed for purposes of Section 4.02 (Corporate Authorization) or Section 4.05 (Capitalization), which matters shall only be disclosed by specific disclosure in the respective corresponding section of the Company Disclosure Schedule) or (b) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01          Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  The Company has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power or authority would not reasonably be expected to, individually or in the aggregate, (a) have a Company Material Adverse Effect or (b) prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.  The Company is duly qualified to do business in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had, individually or in the aggregate, a Company Material Adverse Effect.  Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement (the “Company Organizational Documents”).

Section 4.02          Corporate Authorization.

(a)          The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement are within the corporate powers and authority of the Company and, except for the Company Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company.  The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock adopting this Agreement is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”).  This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid, legal and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject to general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity (collectively, the “Bankruptcy and Equity Exceptions”)).

(b)          At a meeting duly called and held, the Board of Directors of the Company adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the Company and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) directing that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders, and (iv) recommending adoption of this Agreement by the Company’s stockholders (such recommendation, the “Company Board Recommendation”).  Except as permitted by Section 6.03, the Board of Directors of the Company has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 4.03          Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the rules of the NASDAQ Global Select Market (“Nasdaq”), and (d) any other actions, Consents or Filings the absence of which has not had and would not reasonably be expected to, individually or in the aggregate, (i) have a Company Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

Section 4.04          Non-contravention.  Assuming compliance with the matters referred to in Section 4.03 and receipt of the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of Company Organizational Documents, (b) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any Contract binding on the Company or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or consummate the Merger.

Section 4.05          Capitalization.

(a)          The authorized capital stock of the Company consists of (i) 125,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”).  As of the close of business on May 3, 2021, there were issued (A) 57,910,296 shares of Company Common Stock (of which 5,878 shares were held in treasury), (B) 8,156,373 Company Warrants, (C) no shares of Company Preferred Stock, (D) Company Stock Options to purchase an aggregate of 9,656,312 shares of Company Common Stock, (E) 109,360 shares of Company Common Stock were subject to outstanding Company RSU Awards and (F) (1) 1,869,649 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans and (2) 260,000 additional shares of Company Common Stock were reserved for issuance under the Company ESPP.  Except as set forth in this Section 4.05(a), as of the close of business on May 3, 2021, there are no issued, reserved for issuance or outstanding Equity Securities of the Company.

(b)          All of the issued and outstanding capital stock or other Equity Securities of the Company have been, and all shares that may be issued pursuant to any Company Stock Plan or Company Warrants will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.  No Subsidiary of the Company owns any shares of capital stock of the Company (other than any such shares owned by Subsidiaries of the Company in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account).  There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company have the right to vote.  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of the Company.  Other than the Company Voting Agreement, neither the Company nor any of its Subsidiaries is a party to any agreement with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any Equity Securities of the Company or any of its Subsidiaries.

(c)          On or prior to the date hereof, the Company has made available to Parent a list of each Company Equity Award outstanding as of May 3, 2021 that includes (A) the number of shares of Company Common Stock underlying such Company Equity Award, (B) the exercise price of each such Company Equity Award that is a Company Stock Option, and (C) the vesting schedule of each such Company Equity Award that is unvested as of such date.

Section 4.06          Subsidiaries.

(a)          Section 4.06 of the Company Disclosure Schedule sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation.  Each Subsidiary of the Company is a corporation or other entity duly incorporated or organized, validly existing and in good standing (except to the extent such concept is not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) under the laws of its jurisdiction of incorporation, formation or organization and has all corporate or other organizational powers and authority, as applicable, required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those jurisdictions where failure to be so duly incorporated or organized, validly existing and in good standing or to have such power or authority has not had, individually or in the aggregate, a Company Material Adverse Effect.  Each such Subsidiary is duly qualified to do business in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had, individually or in the aggregate, a Company Material Adverse Effect.

(b)          All of the issued and outstanding capital stock or other Equity Securities of each Subsidiary of the Company have been validly issued and are fully paid and nonassessable (except to the extent such concepts are not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) and are owned by the Company, directly or indirectly, free and clear of any Lien (other than any restrictions imposed by Applicable Law) and free of preemptive rights, rights of first refusal, subscription rights or similar rights of any Person and transfer restrictions (other than transfer restrictions under Applicable Law or under the organizational documents of such Subsidiary).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of the Company.  Except for the capital stock or other Equity Securities of its Subsidiaries and publicly traded securities held for investment that do not exceed five percent (5%) of the outstanding securities of any entity, the Company does not own, directly or indirectly, any capital stock or other Equity Securities of, or any membership, partnership, joint venture or other equity or voting interest in, any Person.

Section 4.07          SEC Filings and the Sarbanes-Oxley Act.

(a)          The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2018 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).  No Subsidiary of the Company is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b)          As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), the Company SEC Documents filed or furnished prior to the date of this Agreement complied, and each Company SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Proxy Statement/Prospectus, Parent’s compliance with Section 7.02(f)) will comply, in all material respects with the applicable requirements of Nasdaq, the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c)          As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Company SEC Document filed or furnished prior to the date of this Agreement did not, and each Company SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Proxy Statement/Prospectus, Parent’s compliance with Section 7.02(f)) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)          Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, and as of the date of such amendment or supplement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect.

(e)          As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to any of the Company SEC Documents, and, to the knowledge of the Company, none of the Company SEC Documents are subject to ongoing SEC review.

(f)          Since January 1, 2018, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer (or other principal financial and accounting officer), or general counsel of the Company, the Board of Directors of the Company or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(g)          The Company is, and since January 1, 2018 has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(h)          The Company currently maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) that are designed to provide reasonable assurance that all information required to be disclosed in the Company’s reports filed under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the 1934 Act with respect to such reports.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(i)          The Company and its Subsidiaries currently maintain a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP, and the Company’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors of the Company (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.  A true, correct and complete summary of any such disclosures made by management to the Company’s auditors and audit committee is set forth as Section 4.07(i) of the Company Disclosure Schedule.

(j)          Since January 1, 2018, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq.

Section 4.08          Financial Statements and Financial Matters.

(a)          The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (or, if any such Company SEC Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Company SEC Document) (i) present fairly in all material respects, in conformity with GAAP applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iii) have been prepared in a manner consistent with the books and records of the Company and its Subsidiaries, which are maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and are true and complete in all material respects.

(b)          Since January 1, 2018, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or Applicable Law.

(c)          Since January 1, 2018, the Company has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

Section 4.09          Absence of Certain Changes.  Since the Company Balance Sheet Date through the date of this Agreement: (a) except as related to this Agreement and the transactions contemplated hereby, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice; (b) there has not been any Company Material Adverse Effect; (c) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of any of the covenants set forth in Section 6.01(b)(i), (ii), (vi), (vii), (xii), (xiii), (xv), (xviii), or (xx) (or solely with respect to the foregoing clauses, Section 6.01(b)(xxii)); and (d) neither the Company nor any of its Subsidiaries has experienced any business interruptions arising out of, resulting from or related to COVID-19 or COVID-19 Measures, whether directly or indirectly.

Section 4.10          No Undisclosed Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever (including as a result of COVID-19 or any COVID-19 Measures), whether accrued, contingent, absolute, determined, determinable or otherwise, whether or not required by GAAP to be reflected on the consolidated balance sheet of the Company and its Subsidiaries, other than (a) liabilities or obligations disclosed or provided for in the Company Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date that are not material to the Company and its Subsidiaries, taken as a whole, or (c) liabilities arising in connection with the transactions contemplated hereby or in connection with obligations under Contracts binding on the Company or any of its Subsidiaries (except to the extent such liabilities arose or resulted from a breach or a default of such Contract).  There are no “off-balance sheet” arrangements of any type pursuant to any “off-balance sheet” arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act (“Regulation S-K”) that have not been so described in the Company SEC Documents.

Section 4.11          Litigation.  There is no Action pending (or, to the knowledge of the Company, threatened) against or affecting the Company, any of its Subsidiaries, any present or, to the knowledge of the Company, former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of the Company or any of its Subsidiaries, before (or, in the case of threatened claims, actions, suits, investigations or proceedings, that would be before) any Governmental Authority, (a) that has had, individually or in the aggregate, a Company Material Adverse Effect or (b) that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.  There is no Order outstanding (or, to the knowledge of the Company, threatened) against or affecting the Company, any of its Subsidiaries, any present or, to the knowledge of the Company, former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of any of the Company or any of its Subsidiaries that (i) has had, individually or in the aggregate, a Company Material Adverse Effect or (ii) individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

Section 4.12          Permits.  Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries hold all material governmental licenses and Consents necessary for the operation of their respective businesses (the “Company Permits”).  The Company and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance in all material respects with the terms of the Company Permits.  There is no Action pending, or, to the knowledge of the Company, threatened that seeks the revocation, cancellation, termination, non-renewal or adverse modification of any Company Permit, nor would any such revocation, cancellation, termination, non-renewal or adverse modification result from the consummation of the transactions contemplated hereby.

Section 4.13          Compliance with Laws.  To the knowledge of the Company, the Company and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance in all material respects with all Applicable Laws.  To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received, since January 1, 2019, a notice or other written communication alleging or relating to a possible material violation of any Applicable Law.

Section 4.14          Regulatory Matters.

(a)          Except as set forth on Section 4.14(a) of the Company Disclosure Schedule, (i) each of the Company and its Subsidiaries is in material compliance and since January 1, 2019 has been in material compliance with all Health Care Laws applicable to it and (ii) to the knowledge of the Company, none of the Company or any of its Subsidiaries has received any written communication or has been subject to any Action (other than routine FDA inspections) since January 1, 2019 from a Governmental Authority that alleges that it is not in compliance with any Health Care Law, except in the case of the immediately foregoing clauses (i) and (ii) where any noncompliance has not had, individually or in the aggregate, a Company Material Adverse Effect.  Except as set forth on Section 4.14(a) of the Company Disclosure Schedule, (i) none of the Company or any of its Subsidiaries is party to and has any ongoing obligations pursuant to or under any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Authority, and (ii) to the knowledge of the Company, none of the Company or any of its Subsidiaries, or any of their employees, officers or directors, has been excluded, suspended or debarred from participation in any U.S. state or federal health care program or has been convicted of any crime or is subject to any Action by any Governmental Authority or other similar action, or has engaged in any conduct, that could reasonably be expected to result in debarment, suspension or exclusion.

(b)          To the knowledge of the Company, each of the Company and its Subsidiaries has, maintains and is operating in material compliance with all Consents of the United States Food and Drug Administration (“FDA”), Drug Enforcement Administration (“DEA”), European Medicines Agency (“EMA”) and comparable Governmental Authorities which are required for the conduct of the Company Business (collectively, the “Health Care Permits”), and all such Health Care Permits are valid, subsisting and in full force and effect, except where the failure to have, maintain or operate in compliance with the Health Care Permits has not had, individually or in the aggregate, a Company Material Adverse Effect.  To the knowledge of the Company, each of the Company and its Subsidiaries has fulfilled and performed all of its material obligations with respect to the Health Care Permits, and to the knowledge of the Company, no event has occurred which allows, or with notice or lapse of time or both, would allow revocation or termination thereof or results in any other material impairment of the rights of the holder of any Health Care Permit, except where the failure to so fulfill or perform, or the occurrence of such event, has not had, individually or in the aggregate, a Company Material Adverse Effect.  To the knowledge of the Company, there is no Action pending or threatened in writing that could result in the suspension, termination, revocation, cancellation, limitation or impairment of any such Health Care Permit other than those that have not had, individually or in the aggregate, a Company Material Adverse Effect.

(c)          To the knowledge of the Company, except as has not had, individually or in the aggregate, a Company Material Adverse Effect, all applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Health Care Permit relating to any of the Company and its Subsidiaries, its business and Company Products, when submitted to the FDA, DEA, EMA or other Governmental Authority were true, complete and correct as of the date of submission, and any necessary or required updates, changes, corrections or modification to such applications, notifications, submissions, information and data have been submitted to the FDA, DEA, EMA or other Governmental Authority.

(d)          Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019, none of the Company or any of its Subsidiaries has had any Company Product or manufacturing site subject to a Governmental Authority (including FDA, DEA or EMA) shut down or import or export prohibition, and has not received any FDA Form 483 or other Governmental Authority notice of inspectional observations, “warning letters,” “untitled letters” or written requests or requirements to make changes to a product candidate, or similar correspondence or written notice from the FDA, DEA, EMA or other Governmental Authority alleging or asserting noncompliance with any applicable Health Care Law, Health Care Permit or such requests or requirements of a Governmental Authority.

(e)          Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, (i) the clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by any of the Company and its Subsidiaries or in which any of the Company and its Subsidiaries, or any of the Company Products have participated were, and if still pending are, being conducted in accordance with standard medical and scientific research procedures and all Applicable Laws, including, but not limited to, the Federal Food, Drug, and Cosmetic Act and its applicable implementing regulations, and (ii) no investigational new drug application filed by or on behalf of any of the Company and its Subsidiaries with the FDA has been terminated or suspended by the FDA, and neither the FDA nor any applicable foreign Governmental Authority has commenced, or, to the knowledge of the Company, threatened to commence, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of any of the Company and its Subsidiaries.

(f)          None of the Company or any of its Subsidiaries is the subject of any pending or, to the knowledge of the Company, threatened investigation in respect of it or the Company Products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto.  The Company has provided Parent with accurate and complete copies of all Health Care Permits and correspondence with any Governmental Authority related to all Company Products.

Section 4.15          Material Contracts.

(a)          Section 4.15(a) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound (each such Contract listed or required to be so listed, and each of the following Contracts to which the Company or any of its Subsidiaries becomes a party or by which it becomes bound after the date of this Agreement, a “Company Material Contract”):

(i)          any Contract (or series of related Contracts), including any manufacturing, supply or distribution agreement, (A) that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to the Company or any of its Subsidiaries in an amount having an expected value in excess of $2,500,000 in a fiscal year or (B) relating to capital expenditures or commitments in excess of $1,500,000 in the aggregate;

(ii)          any Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise) in the three (3) years preceding the date hereof, of assets or securities by or from any Person or any business, other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice, including any such Contract that contains (or would contain, in the case of an option, right of first refusal or offer or similar rights) ongoing representations, warranties, covenants, indemnities or other obligations (including “earn-out”, contingent value rights or other contingent payment or value obligations) that would involve or may reasonably be expected to require the receipt or making of payments or the issuance of any Equity Securities of the Company or any of its Subsidiaries;

(iii)          any Contract with a Governmental Authority, including any grant, loan or aid pursuant to a stimulus or government grant program or otherwise from a Governmental Authority;

(iv)          any Contract that (A) limits or purports to limit, in any material respect, the freedom of the Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the freedom of Parent or any of its Affiliates after the Effective Time, (B) contains material exclusivity or “most favored nation” obligations or restrictions or (C) contains any other provisions that restrict the ability of the Company or any of its Subsidiaries to sell, market, distribute, promote, manufacture, develop, commercialize, or test or research any Company Product, directly or indirectly through Third Parties, in any material respect, or that would so limit or purport to limit the ability of Parent or any of its Affiliates to sell, market, distribute, promote, manufacture, develop, commercialize, or test or research any Parent Product after the Effective Time, directly or indirectly through Third Parties, in any material respect;

(v)          any Contract relating to third-party indebtedness for borrowed money (including under any short-term financing facility) in excess of $250,000 (whether incurred, assumed, guaranteed or secured by any asset of the Company or any of its Subsidiaries) other than any Contract exclusively between or among the Company and any of its wholly owned Subsidiaries;

(vi)          any Contract restricting the payment of dividends or the making of distributions in respect of any Equity Securities of the Company or any of its Subsidiaries or the repurchase or redemption of, any Equity Securities of the Company or any of its Subsidiaries;

(vii)          any material joint venture, profit-sharing, partnership, collaboration, co-promotion, research, development, license or other similar agreement;

(viii)          any material Contract with any Person (A) pursuant to which the Company or any of its Subsidiaries may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events, or (B) under which the Company or any of its Subsidiaries grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license, or any other similar rights with respect to any Company Product or any material Intellectual Property Rights;

(ix)          any lease or sublease for material real or personal property;

(x)          all material Contracts pursuant to which the Company or any of its Subsidiaries (A) receives or is granted any license (including any sublicense) to, or covenant not to be sued under, any Intellectual Property Rights (other than licenses to commercially available software, including off-the-shelf software) or (B) grants any license (including any sublicense) to, or covenant not to be sued under, any Company Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice);

(xi)          any “single source” supply Contract pursuant to which goods or materials that are not commodities and that are material to the business of the Company and its Subsidiaries are supplied to the Company or any of its Subsidiaries from an exclusive source;

(xii)          any Contracts or other transactions with any (A) record or, to the knowledge of the Company, beneficial owner of five percent (5%) or more of the voting securities of the Company, or (B) affiliate (as such term is defined in Rule 12b-2 promulgated under the 1934 Act) or “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such director or beneficial owner;

(xiii)          any material Contract involving the settlement of any Action or threatened Action (or series of related Actions);

(xiv)          any settlement agreements by the Company or any of its Subsidiaries with Taxing Authorities; and

(xv)          any other Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K or disclosed by the Company on a Current Report on Form 8-K.

(b)          Each Company Material Contract is, subject to the Bankruptcy and Equity Exceptions, (i) a valid and binding obligation of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and (ii) in full force and effect and enforceable in accordance with its respective terms against the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto (in each case except for such Company Material Contract that terminates or is terminated after the date of this Agreement in accordance with its respective terms, other than as a result of a default or breach by the Company or any of its Subsidiaries of any of the provisions thereof), except as has not had, individually or in the aggregate, a Company Material Adverse Effect.  To the knowledge of the Company, no Person is seeking to terminate, or challenging the validity or enforceability of, any Company Material Contract, except as has not had, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither the Company nor any of its Subsidiaries has received notice that it has violated or defaulted under, any Company Material Contract, except as would not have had, individually or in the aggregate, a Company Material Adverse Effect.  The Company has made available to Parent true and complete copies of each Company Material Contract, including all amendments thereto.

(c)          Neither the Company nor any of its Subsidiaries has received any notices seeking (i) to excuse a Third Party’s non-performance, or delay a Third Party’s performance, under existing Company Material Contracts due to interruptions caused by COVID-19 (through invocation of force majeure or similar provisions, or otherwise) or (ii) to modify any existing contractual relationships due to COVID-19.

Section 4.16          Taxes.  Except as has not had, individually or in the aggregate, a Company Material Adverse Effect:

(a)          All Tax Returns required by Applicable Law to be filed with any Taxing Authority by the Company or any of its Subsidiaries have been filed when due (giving effect to all extensions) in accordance with all Applicable Law, and all Tax Returns that have been filed with a Taxing Authority are true, correct and complete in all respects.

(b)          Each of the Company and its Subsidiaries has paid (or has had paid on its behalf) all Taxes due and owing (whether or not shown on any Tax Return), except for Taxes being contested in good faith pursuant to appropriate procedures for which an adequate reserve has been established on the books and records of the Company or its applicable Subsidiary.

(c)          Each of the Company and its Subsidiaries has duly and timely withheld all Taxes required to be withheld, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for payment when due.

(d)          There is no audit, claim, action, suit, proceeding or other investigation pending or, to the Company’s knowledge, threatened in writing against or with respect to the Company or any of its Subsidiaries in respect of Taxes, and there is no Tax deficiency outstanding, proposed or assessed against the Company or any Subsidiary of the Company.

(e)          Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver is still in effect, and no power of attorney that has been granted by the Company or any Subsidiary of the Company with respect to a Tax matter is currently in effect.

(f)          During the two year period ending on the date of this Agreement, the Company was not a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify for tax-free treatment under Section 355 of the Code.

(g)          There are no Liens for Taxes (other than Permitted Liens) on any of the assets of the Company or any of its Subsidiaries and no circumstances as a result of which any such Liens could be imposed.

(h)          Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company or any of its Subsidiaries was the common parent, (ii) is party to any agreement relating to the apportionment, sharing, assignment or allocation of Taxes (other than (x) an agreement solely between or among the Company and/or one or more of its Subsidiaries or (y) ordinary course commercial agreements that are not primarily related to Taxes), (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any similar provision of state, local or non-U.S. law or (iv) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or as a transferee, successor by Contract (other than (x) a Contract solely between or among the Company and/or one or more of its Subsidiaries or (y) leases or loan agreements that are not primarily related to Taxes) or otherwise.

(i)          Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (1) any change in method of accounting occurring prior to the Closing pursuant to Section 481 of the Code (or any similar provision of state, local, or foreign Applicable Law), (2) any installment sale or open transaction made prior to Closing, (3) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, provincial, local or foreign Applicable Law) entered into prior to or existing as of immediately prior to the Closing, (4) any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing, (5) any deferred revenue or prepaid amount received or paid prior to the Closing outside of the ordinary course of business, or (6) any election pursuant to Section 108(i) of the Code.

(j)          Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(k)          No jurisdiction in which the Company or any of its Subsidiaries does not file a Tax Return has asserted in writing a claim that has not been resolved to the effect that the Company or such Subsidiary is subject to Taxes or required to file Tax Returns in such jurisdiction.

(l)          Neither the Company nor any Subsidiary of the Company has applied for any relief under, taken advantage of, deferred the payment of Tax or the recognition of taxable income or gain as result of, or is otherwise subject to any provision of a Pandemic Response Law.

(m)          Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely (i) to prevent the Merger from qualifying for the Intended Tax Treatment, (ii) to cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code, or (iii) to prevent or impede the Company from being able to deliver the executed Company Tax Certificate at Closing.  As of the date of this Agreement, the Company believes it will be able to provide the Company Tax Certificate at the Closing.

Section 4.17          Employees and Employee Benefit Plans.

(a)          Section 4.17(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of each material Company Employee Plan and each Company Employee Plan that is subject to ERISA.  For each material Company Employee Plan and each Company Employee Plan that is subject to ERISA, the Company has made available to Parent a copy of such plan (or a description, if such plan is not written) and all amendments thereto and material written interpretations thereof, together with a copy of (if applicable) (i) each trust, insurance or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service Forms 5500, (iv) the most recent favorable determination or opinion letter from the Internal Revenue Service, (v) the most recently prepared actuarial reports and financial statements in connection with each such Company Employee Plan, and (vi) all documents and correspondence relating thereto received from or provided to the Department of Labor, the PBGC, the Internal Revenue Service or any other Governmental Authority during the past year.

(b)          Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has, during the last six years, sponsored, maintained, administered or contributed to (or had any obligation to contribute to), any plan subject to Title IV of ERISA, including any multiemployer plan, as defined in Section 3(37) of ERISA.

(c)          Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of the Company, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the Internal Revenue Service Closing Agreement Program if discovered during an Internal Revenue Service audit or investigation.  Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, each trust created under any such Company Employee Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation.

(d)          Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Employee Plan has been maintained in compliance with its terms and all Applicable Law, including ERISA and the Code, and (ii) each Company Employee Plan is fully funded in accordance with its terms and all Applicable Laws and generally accepted actuarial principles and practices.  Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, no claim (other than routine claims for benefits), action, suit, investigation or proceeding (including an audit) is pending against or involves or, to the Company’s knowledge, is threatened against or reasonably expected to involve, any Company Employee Plan before any Governmental Authority, including the Internal Revenue Service, the Department of Labor or the PBGC.

(e)          Except as provided under this Agreement or pursuant to Applicable Law, with respect to each director, officer, or employee (including each former director, officer, or employee) of the Company or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event: (i) entitle any such individual to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Employee Plan, (iii) contractually limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent to merge, amend or terminate any Company Employee Plan or (iv) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f)          Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Company Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer, or employee (including any former director, officer, or employee) of the Company or any of its Subsidiaries (other than coverage mandated by Applicable Law).

(g)          Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Person for any Tax incurred by such Person under Section 409A or 4999 of the Code.

(h)          With respect to any Company Employee Plan for the benefit of Company employees or dependents thereof who perform services or who are employed outside of the United States (a “Non-U.S. Plan”), except as has not had, individually or in the aggregate, a Company Material Adverse Effect: (i) if required to have been approved by any non-U.S. Governmental Authority (or permitted to have been approved to obtain any beneficial Tax or other status), such Non-U.S. Plan has been so approved or timely submitted for approval; no such approval has been revoked (nor, to the knowledge of the Company, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor that is reasonably likely to affect any such approval or increase the costs relating thereto; (ii) if intended to be funded and/or book reserved, such Non-U.S. Plan is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions; (iii) no material liability exists or reasonably could be imposed upon the assets of the Company or any of its Subsidiaries by reason of such Non-U.S. Plan; and (iv) the financial statements of such Non-U.S. Plan (if any) accurately reflect such Non-U.S. Plan’s liabilities.

Section 4.18          Labor Matters.

(a)          Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2018 have been, in material compliance with all Applicable Laws relating to labor and employment matters, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes.

(b)          Neither the Company nor any of its Subsidiaries is, or from January 1, 2018 to the date of this Agreement has been, a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or any other similar agreement with any labor organization, labor union or other employee representative, and, to the Company’s knowledge, from January 1, 2018 through the date of this Agreement, there has not been any organizational campaign, card solicitation, petition or other unionization or similar activity seeking recognition of a collective bargaining or similar unit relating to any director, officer, or employee of the Company or any of its Subsidiaries.  Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) there are no Unfair Labor Practice (as defined in the National Labors Relations Act) complaints pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any director, officer, or employee (including any former director, officer, or employee) of the Company or any of its Subsidiaries with respect to the Company or its Subsidiaries, and (ii) since January 1, 2018 there has not been, and there is, no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries.

(c)          Since January 1, 2018, the Company and its Subsidiaries have not entered into any agreement with any works council, labor union, or similar labor organization that would require the Company to obtain the consent of, or provide advance notice, to such works council, labor union or similar labor organization of the transactions contemplated by this Agreement.

(d)          To the Company’s knowledge, in the last three (3) years, (i) no material allegations of sexual harassment have been made against any officer of the Company or any of its Subsidiaries, and (ii) the Company and its Subsidiaries have not entered into any settlement agreements related to allegations of sexual harassment or misconduct by an officer of the Company or any of its Subsidiaries.

Section 4.19          Intellectual Property.

(a)          The Company has made available to Parent a true and complete list, as of the date of this Agreement, of all Registered Intellectual Property that is Company Intellectual Property (the “Company Registered IP”).  Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, (i) each item of Company Registered IP is legally, beneficially and solely owned by the Company or one of its Subsidiaries, free and clear of all Liens (other than Permitted Liens), (ii) no Registered Intellectual Property owned by the Company or any of its Subsidiaries has lapsed, expired, or been abandoned (including as a result of failure to pay the necessary renewal or maintenance fees) prior to the end of the applicable term of such Registered Intellectual Property, except where the Company has made a reasonable business decision to not maintain such Registered Intellectual Property, (iii) none of the Company Registered IP that has issued or become registered has subsequently been adjudged invalid or unenforceable, (iv) all Company Registered IP is subsisting, and if registered to the knowledge of the Company, not invalid or unenforceable.  There is no interference, nullification, reissue, reexamination, derivation, opposition, cancellation or similar proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries challenging or contesting the ownership, validity, scope or enforceability of any Company Registered IP (other than ordinary course proceedings with patent, trademark and copyright offices related to the application for, or renewal of, any item of Company Registered IP).

(b)          Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company Intellectual Property and the Company Licensed Intellectual Property constitute all of the material Intellectual Property Rights necessary to develop, manufacture or sell each material Company Product as currently researched, tested, developed, commercialized, manufactured, sold or distributed by the Company and its Subsidiaries as of the date of this Agreement.

(c)          None of the material Company Intellectual Property is subject to any Order, claim, action, proceeding, suit or, to the knowledge of the Company, investigation pending or, to the knowledge of the Company, threatened, naming the Company or any of its Subsidiaries materially and adversely affecting the use thereof or rights thereto by or of the Company or any of its Subsidiaries.  Except as has not had, individually or in the aggregate, a Company Material Adverse Effect and to the knowledge of the Company, (i) the operation of the business of the Company or any of its Subsidiaries does not infringe, misappropriate or otherwise violate and has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights of any Third Party and (ii) to the knowledge of the Company, as of the date of this Agreement no Third Party has infringed, misappropriated or otherwise violated any material Company Intellectual Property or any Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries and material to the development, manufacture or sale of a Company Product.

(d)          Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries at all times have taken commercially reasonable steps to protect and maintain any material Trade Secrets included in the Company Intellectual Property (except for any Company Intellectual Property whose value would not reasonably be expected to be impaired in a material respect by disclosure), and to the knowledge of the Company, there have been no material unauthorized uses or disclosures of any such Trade Secrets.

(e)          Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, (A) the Company and its Subsidiaries have complied with any and all obligations to the extent applicable pursuant to the Bayh-Dole Act, 35 U.S.C. § 200–212, with respect to any Patents included in the Company Registered IP (“Company Patents”) that cover or are practiced by a Company Product, and (B) no funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been used to invent, create or develop any inventions that are the subject of any Company Patents and that cover or are practiced by a Company Product, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Authority or institution any ownership interest in or material claim against such Company Patents and are practiced by a Company Product.  The Company and its Subsidiaries have not received any grants, incentives, exemptions or subsidies from, and do not have any outstanding grants, incentives, exemptions or subsidies granted to (or transferred to, assigned to or purchased by) the Company or any of its Subsidiaries by, the Government of the State of Israel or any Governmental Authority thereof or any non-Israeli Governmental Authority, including grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist) of the Ministry of Economy of Israel.

(f)          Except as has not had, individually or in the aggregate, a Company Material Adverse Effect (as defined below in this Section 4.19(f)), neither the Company nor any of its Subsidiaries is party to any Contracts which, solely as a result of the consummation of the transactions contemplated by this Agreement, would grant to any Third Party any right to any material Intellectual Property Rights (other than Company Intellectual Property) owned by, or licensed to, Parent or any of its Affiliates.  Solely for purposes of determining satisfaction of the conditions set forth in Section 8.02(b)(iv) with respect to this Section 4.19(f), “Company Material Adverse Effect” shall take into account any consequences to Parent or any of its Affiliates.

(g)          Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have obtained from all current or former employees, officers, consultants and contractors who have created or developed material Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries, valid assignments of such parties’ rights in such Intellectual Property Rights to the Company or one of its Subsidiaries, to the extent permitted by Applicable Law, or the Company and its Subsidiaries otherwise own such Intellectual Property Rights by operation of law.  All Israeli employees of the Company and its Subsidiaries have expressly waived any right or claim to receive additional compensation, royalties, commissions or other payments under Section 134 of the Israeli Patent Law – 1967 or any other similar provision under any Applicable Law.  All amounts payable by the Company to any former and current Israeli employee, consultant, director and officer for the research, development, conception or reduction to practice of any of the applicable Company Intellectual Property, have been paid in full.

(h)          Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, all collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing by or on behalf of the Company and any of its Subsidiaries of Personal Data are and have been in material compliance with all applicable Privacy Legal Requirements and Privacy Commitments.  Neither the Company nor any of its Subsidiaries has received any written notice alleging any material violation by the Company or any of its Subsidiaries of any Privacy Legal Requirement or Privacy Commitments, nor, to the knowledge of the Company, has the Company or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Authority.  To the knowledge of the Company, neither the Company nor any of its Subsidiaries have been or are currently: (a) under audit or investigation by any authority, or (b) subject to any third party notification, claim, demand, audit or action in relation to Personal Data.  Neither the Company nor any of its Subsidiaries has received any material written complaint by any Person with respect to the collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing of Personal Data by the Company or any of its Subsidiaries.  Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries implements and maintains commercially reasonable written policies and procedures with respect to technical, organizational, administrative, and physical safeguards adequate to protect Personal Data against any unauthorized use, access or disclosure, and (ii) to the knowledge of the Company, there has been no unauthorized use, access or disclosure of Personal Data.

(i)          The Company and its Subsidiaries have in place policies and procedures for the proper collection, processing, transfer, disclosure, sharing, storing, security and use of Personal Data by the Company and its Subsidiaries that comply with Privacy Legal Requirements.  No circumstance has arisen in which Privacy Legal Requirements would require the Company or any of its Subsidiaries to notify a Person or Governmental Authority of a data security breach or security incident.

(j)          Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, (i) the Company and its Subsidiaries at all times have implemented and maintained commercially reasonable written policies and procedures with respect to technical, organizational, administrative, and physical safeguards adequate to protect the security, confidentiality, integrity and availability of Trade Secrets, Personal Data and information technology systems of the Company and its Subsidiaries, (ii) there have been no security breaches in the information technology systems of the Company nor any of its Subsidiaries, and (iii) there have been no material disruptions in any such information technology systems, that adversely affected the operations of the business of the Company or any of its Subsidiaries.

(k)          Except as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, any transfer of Personal Data in connection with the transactions contemplated by this Agreement (including the Merger) will not violate in any material respect any applicable Privacy Legal Requirement or Privacy Commitment.

Section 4.20          Properties.  Neither the Company nor its Subsidiaries own, or ever have owned, any real property.  Section 4.20 of the Company Disclosure Schedule sets forth a true and complete list of each material lease, sublease or license under which the Company or any of its Subsidiaries leases, subleases or licenses any material real property for the benefit of the Company or any of its Subsidiaries.  The Company and each of its Subsidiaries have valid leasehold interests in such real property, free and clear of all Liens, except for Permitted Liens.  Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, (a) each such lease is, subject to the Bankruptcy and Equity Exceptions, a valid and binding obligation of the Company or a Subsidiary of the Company (as the case may be) and in full force and effect and enforceable in accordance with its terms against the Company or any of its Subsidiaries (as the case may be) and, to the knowledge of the Company, each of the other parties thereto (except for such leases that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by the Company or any of its Subsidiaries of any of the provisions thereof), (b) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the other parties thereto has violated or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of any such lease, and (c) neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under any such lease.

Section 4.21          Environmental Matters.  Except as has not had, individually or in the aggregate, a Company Material Adverse Effect:  (a) since January 1, 2018, no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Action is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries that relates to, or arises under, any Environmental Law, Environmental Permit or Hazardous Substance; and (b) the Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all Environmental Permits required under any Environmental Law.  The Company has no material liability under any Environmental Law.

Section 4.22          FCPA; Anti-Corruption; Sanctions.

(a)          Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, manager, employee, agent or representative of the Company or any of its Subsidiaries, in each case acting on behalf of the Company or any of its Subsidiaries, has, in the last five years, in connection with the business of the Company or any of its Subsidiaries, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable).

(b)          Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, manager or employee of the Company or any of its Subsidiaries, is, or in the last five years has been, subject to any actual or pending or, to the knowledge of the Company, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving the Company or any of its Subsidiaries relating to applicable Bribery Legislation, including the FCPA.

(c)          The Company and each of its Subsidiaries has instituted policies and procedures reasonably designed to promote compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.

(d)          Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, managers or employees (i) is a Sanctioned Person, (ii) has, in the last five years, engaged in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of the Company or any of its Subsidiaries in violation of applicable Sanctions Law or (iii) has, in the last five years, violated, or engaged in any unlawful conduct under, any Sanctions Law, nor to the knowledge of the Company, been the subject of an investigation or allegation of such a violation or unlawful conduct.

Section 4.23          Insurance.  Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as the Company reasonably believes, based on past experience (taking into account what is customary and adequate for companies of similar size in the industries and locations in which the Company operates), is adequate for the businesses and operations of the Company and its Subsidiaries.  Section 4.23 of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force.  Such policies are in full force and effect and all premiums due thereon have been paid, and neither the Company nor any of its Subsidiaries is in breach or default of any such policy.  No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the transactions contemplated hereby.  Neither the Company nor any of its Subsidiaries has made any claims on existing insurance policies, including business interruption insurance, as a result of COVID-19.

Section 4.24          Transactions with Affiliates.  To the knowledge of the Company, since January 1, 2018, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Company SEC Documents.

Section 4.25          Antitakeover Statutes.  The Board of Directors of the Company has taken all actions so that the restrictions set forth in Section 203 of the DGCL or any other Takeover Laws will not apply to the execution, delivery or performance of this Agreement, the Merger, the Company Voting Agreement, the Parent Voting Agreement or any of the transactions contemplated hereby.  There is no stockholder rights plan, “poison pill,” antitakeover plan or other similar agreement or plan in effect to which the Company is a party or is otherwise bound.

Section 4.26          Opinion of Financial Advisor.  Duff & Phelps, A Kroll Business operating as Kroll, LLC (“Duff & Phelps”), has delivered to the Board of Directors of the Company its oral opinion, to be confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion and based on and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of Company Common Stock.  A written copy of such opinion shall be delivered within two Business Days to Parent after the date of this Agreement for informational purposes only.

Section 4.27          Finders’ Fees.  Except for Torreya Partners LLC and Duff & Phelps, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any finders or similar fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.28          No Other Representations and Warranties.  Except for the representations and warranties made by the Company in this Article IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with Section 10.05 and the introduction to this Article IV) and in the certificate to be delivered by the Company pursuant to Section 8.02(c), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or any of its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or any of its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby.  The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives.  The Company acknowledges and agrees that, except for the representations and warranties made by Parent in Article V (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with Section 10.05 and the introduction to Article V) and the certificate to be delivered by Parent pursuant to Section 8.03(d), neither Parent nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or any of its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or any of its Subsidiaries or any other matter furnished or provided to Parent or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby.  The Company specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.  Notwithstanding anything to the contrary, the foregoing acknowledgment and agreement shall not limit, in any way, the representations or warranties made by the Company in this Article IV or the rights of Parent and Merger Sub in the event of actual and intentional fraud.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 10.05, except (a) as disclosed in any Parent Public Document filed or furnished and publicly available since January 1, 2020 and prior to the date that was one Business Day prior to the date of this Agreement (only to the extent that the relevance of any disclosure in such Parent Public Document is reasonably apparent as to matters which are a subject of such representation or warranty, and other than any matters required to be disclosed for purposes of Section 5.02 (Corporate Authorization) or Section 5.05 (Capitalization), which matters shall only be disclosed by specific disclosure in the respective corresponding section of the Parent Disclosure Schedule) or (b) as set forth in the Parent’s Disclosure Schedule, Parent and Merger Sub jointly and severally represent and warrant to the Company that:

Section 5.01          Corporate Existence and Power.  Parent is a public limited company duly incorporated and validly existing under the laws of England and Wales, and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  Each of Parent and Merger Sub has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power or authority would not reasonably be expected to, individually or in the aggregate, (a) have a Parent Material Adverse Effect or (b) prevent, materially delay or materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger.  Each of Parent and Merger Sub is duly qualified to do business in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had, individually or in the aggregate, a Parent Material Adverse Effect.  Parent indirectly owns all of the outstanding shares of capital stock of Merger Sub.  Merger Sub has not, since the date of its incorporation engaged in any activities other than (i) in connection with the preparation, negotiation and execution of this Agreement or the consummation of the transactions contemplated hereby or as expressly contemplated by this Agreement or (ii) those incident or related to its incorporation.  Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of the memorandum and articles of association of Parent (the “Parent Organizational Documents”).

Section 5.02          Corporate Authorization.

(a)          The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement are within the corporate powers and authority of Parent and Merger Sub and, except for the Parent Shareholder Approval and the adoption of this Agreement by the sole stockholder of Merger Sub, have been duly authorized by all necessary corporate action on the part of the shareholders of Parent and the stockholder of Merger Sub.  The affirmative vote of at least a majority of the votes cast, in the case of the Parent Share Issuance Approval, and the affirmative vote of at least seventy five percent (75%) of the votes cast, in the case of the Parent Board Size Approval, in each case by the holders of outstanding Parent Ordinary Shares at a duly convened and held meeting of Parent’s shareholders at which a quorum is present approving the resolution granting the Parent Share Issuance Approval and the Parent Board Size Approval, respectively, are the only votes of Parent’s shareholders necessary in connection with the consummation of the Merger.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid, legal and binding agreement of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms (subject to the Bankruptcy and Equity Exceptions).

(b)          At a meeting duly convened and held, the Board of Directors of Parent resolved (i) that this Agreement and the Merger would most likely promote the success of Parent for the benefit of its shareholders as a whole, (ii) that the Parent Share Issuance Approval and the Parent Board Size Approval be put to Parent’s shareholders at a meeting of Parent’s shareholders, and (iii) to recommend that Parent’s shareholders vote in favor of the Parent Share Issuance Approval and the Parent Board Size Approval (such recommendation, the “Parent Board Recommendation”).

(c)          The Board of Directors of Merger Sub has adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of Merger Sub and its stockholder, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) directing that the approval and adoption of this Agreement be submitted to a vote of its stockholder, and (iv) recommending approval and adoption of this Agreement by its stockholder.

Section 5.03          Governmental Authorization.  The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent or Merger Sub is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the CA 2006, the DTRs, the MAR, the FSMA, the U.K. Code or the rules of Nasdaq or the AIM Rules and (d) any other actions, Consents or Filings the absence of which (i) has not had, individually or in the aggregate, a Parent Material Adverse Effect or (ii) individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger.

Section 5.04          Non-contravention.  Assuming compliance with the matters referred to in Section 5.03 and receipt of the Parent Shareholder Approval, the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Parent Organizational Documents or the certificate of incorporation or bylaws of Merger Sub, (b) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any Contract binding on Parent or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger.

Section 5.05          Capitalization.

(a)          As of the close of business on May 3, 2021, there were issued (A) 183,593,296 Parent Ordinary Shares (of which 4,208,314 shares were held in treasury), including shares underlying Parent ADSs, (B) warrants to purchase Parent Ordinary Shares (“Parent Warrants”) with respect to an aggregate of 8,966,520 Parent Ordinary Shares, (C) convertible notes exercisable with respect to an aggregate of 48,343,750 Parent Ordinary Shares, (D) contingent value rights with respect to future events, as disclosed in Section 5.05(a) of the Parent Disclosure Schedule, (E) options to purchase Parent Ordinary Shares (“Parent Stock Options”) with respect to an aggregate of 27,304,867 Parent Ordinary Shares and (F) 1,960,570 Parent Ordinary Shares were subject to restricted stock unit awards representing the right to acquire Parent Ordinary Shares (“Parent RSU Awards”).  When issued and delivered in accordance with the terms of this Agreement, the Parent ADSs issued as part of the Merger Consideration will have been validly issued in accordance with the terms of, and will entitle the holders thereof to the rights specified in, the Deposit Agreement and will be fully paid and nonassessable and the issuance thereof will be free of preemptive rights.  Subject to the Parent Shareholder Approval being obtained, Parent will have authority to issue the Parent Ordinary Shares represented by such Parent ADSs and, when issued and delivered in accordance with the terms of this Agreement, such Parent Ordinary Shares will have been validly issued and will be fully paid and the issuance thereof will be free of preemptive rights.  Except as set forth in this Section 5.05(a), as of the close of business on May 3, 2021, there are no issued, reserved for issuance or outstanding Equity Securities of Parent.

(b)          All of the issued and outstanding share capital or other Equity Securities of Parent have been, and all share capital of Parent that may be issued pursuant to any employee stock option or other compensation plan or arrangement, Parent Warrants, or other convertible Equity Securities will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable (where such concept is applicable under Applicable Law) and free of preemptive rights.  No Subsidiary of Parent owns any share capital of Parent (other than any such shares owned by Subsidiaries of Parent in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account).  Except as set forth in Section 5.05(a), there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent have the right to vote.  There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of Parent.  Other than the Parent Voting Agreement, neither Parent nor any of its Subsidiaries is a party to any agreement with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, of any Equity Securities of Parent or any of its Subsidiaries.

Section 5.06          Subsidiaries.

(a)          Section 5.06 of the Parent Disclosure Schedule sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation.  Each Subsidiary of Parent is a corporation or other entity duly incorporated or organized, validly existing and in good standing (except to the extent such concept is not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) under the laws of its jurisdiction of incorporation, formation or organization and has all corporate or other organizational powers and authority, as applicable, required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those jurisdictions where failure to be so duly incorporated or organized, validly existing and in good standing or to have such power or authority has not had, individually or in the aggregate, a Parent Material Adverse Effect.  Each such Subsidiary is duly qualified to do business in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          All of the issued and outstanding capital stock or other Equity Securities of each Subsidiary of Parent have been validly issued and are fully paid and nonassessable (except to the extent such concepts are not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) and are owned by Parent, directly or indirectly, free and clear of any Lien (other than any restrictions imposed by Applicable Law) and free of preemptive rights, rights of first refusal, subscription rights or similar rights of any Person and transfer restrictions (other than transfer restrictions under Applicable Law or under the organizational documents of such Subsidiary).  There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of Parent.  Except for the capital stock or other Equity Securities of its Subsidiaries and publicly traded securities held for investment that do not exceed five percent (5%) of the outstanding securities of any entity, Parent does not own, directly or indirectly, any capital stock or other Equity Securities of, or any membership, partnership, joint venture or other equity or voting interest in, any Person.

Section 5.07          SEC Filings and the Sarbanes-Oxley Act.

(a)          Since July 8, 2020 (the “Parent US IPO Date”), Parent has (i) timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”), (ii) timely notified all annual accounts, half yearly reports and notifications required to be notified in accordance with the AIM Rules (collectively, together with any other information incorporated therein, the “Parent Non-SEC Documents” and the Parent Non-SEC Documents together with the Parent SEC Documents, the “Parent Public Documents”) and (iii) complied in all material respects with its disclosure obligations under Article 17 of the MAR.  No Subsidiary of Parent is required to file, furnish or submit any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b)          As of its filing or publication date (or, if amended or superseded by a filing or publication prior to the date of this Agreement, on the date of such amended or superseding filing or publication), the Parent Public Documents filed, published or furnished prior to the date of this Agreement complied, and each Parent Public Document filed, published or furnished subsequent to the date of this Agreement (assuming, in the case of each of the Form F-4, the Parent Announcement and the Parent Circular, the Company’s compliance with Section 7.02(f)) will comply, in all material respects with the applicable requirements of Nasdaq, the AIM Rules, the 1933 Act, the 1934 Act, the Sarbanes-Oxley Act and the CA 2006, as the case may be.

(c)          As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Parent SEC Document filed or furnished prior to the date of this Agreement did not, and each Parent SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Form F-4, the Company’s compliance with Section 7.02(f)) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)          Each statement of fact contained in a Parent Non-SEC Document notified prior to the date of this Agreement was as at its notification date (or, if amended or superseded by a notification prior to the date of this Agreement, on the date of such amended or superseding notification), and each Parent Non-SEC Document notified on or subsequent to entry into this Agreement (assuming, in the case of each of the Parent Announcement and the Parent Circular and any other notification containing information with respect to the Company and/or its Subsidiaries referred to in Section 7.02(f)), the Company’s compliance with Section 7.02(f) will be, true and accurate in all material respects and not misleading (whether by omission or otherwise) and each statement of opinion, belief, intention or expectation therein is (or will when notified be) given in good faith after due and careful consideration and enquiry of the relevant circumstances, based on reasonable assumptions and capable of being properly supported.

(e)          Since January 1, 2018, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer (or other principal financial and accounting officer), or general counsel of Parent, the Board of Directors of Parent or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by Applicable Law.

(f)          Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent is, and since the Parent US IPO Date has been, in compliance with (A) the applicable provisions of the Sarbanes-Oxley Act and the CA 2006, (B) the applicable AIM Rules and (C) the applicable listing and corporate governance rules and regulations of Nasdaq.

(g)          Parent currently maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) that are designed to provide reasonable assurance that all information required to be disclosed in Parent’s reports filed under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, the CA 2006, the MAR and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Parent and the principal financial officer of Parent to make the certifications required under the 1934 Act with respect to such reports.

(h)          Parent and its Subsidiaries currently maintain a system of internal controls designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with IFRS, and Parent’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Directors of Parent (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.  A true, correct and complete summary of any such disclosures made by management to Parent’s auditors and audit committee is set forth as Section 5.07(h) of the Parent Disclosure Schedule.

(i)          Since the Parent US IPO Date, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq.

Section 5.08          Financial Statements and Financial Matters.

(a)          The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent Public Documents (or, if any such Parent Public Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Parent Public Document) (i) present fairly in all material respects, in conformity with IFRS applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements), (ii) comply as to form in all material respects with applicable accounting requirements and Applicable Law with respect thereto and (iii) have been prepared in a manner consistent with the books and records of Parent and its Subsidiaries, which are maintained in all material respects in accordance with IFRS (to the extent applicable) and any other applicable legal and accounting requirements and are true and complete in all material respects.

(b)          Since January 1, 2018, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by IFRS, SEC rule or policy or Applicable Law.

(c)          Since January 1, 2018, Parent has not received written notice from the SEC, the FRC, Companies House or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC, the FRC, Companies House or any other Governmental Authority.

Section 5.09          Absence of Certain Changes.  Since the Parent Balance Sheet Date through the date of this Agreement:  (a) except as related to this Agreement and the transactions contemplated hereby, the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice; (b) there has not been any Parent Material Adverse Effect; (c) there has not been any action taken by Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without the Company’s consent, would constitute a breach of any of the covenants set forth in Section 6.02(b)(i), (ii), (vi), (vii), (xi) or (xiii) (or solely with respect to the foregoing clauses, Section 6.02(b)(xviii)); and (d) neither Parent nor any of its Subsidiaries has experienced any business interruptions arising out of, resulting from or related to COVID-19 or COVID-19 Measures, whether directly or indirectly.

Section 5.10          No Undisclosed Liabilities.  There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever (including as a result of COVID-19 or any COVID-19 Measures), whether accrued, contingent, absolute, determined, determinable or otherwise, whether or not required by IFRS to be reflected on the consolidated balance sheet of Parent and its Subsidiaries, other than (a) liabilities or obligations disclosed or provided for in the Parent Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Parent Balance Sheet Date that are not material to Parent and its Subsidiaries, taken as a whole, or (c) liabilities arising in connection with the transactions contemplated hereby or in connection with obligations under Contracts binding on Parent or any of its Subsidiaries (except to the extent such liabilities arose or resulted from a breach or a default of such Contract).  There are no “off-balance sheet” arrangements of any type pursuant to any “off-balance sheet” arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K that have not been so described in the Parent SEC Documents.

Section 5.11          Litigation.  There is no Action pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, any present or, to the knowledge of the Parent, former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of Parent or any of its Subsidiaries, before (or, in the case of threatened claims, actions, suits, investigations or proceedings, that would be before) any Governmental Authority, (a) that has had, individually or in the aggregate, a Parent Material Adverse Effect or (b) that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger.  There is no Order outstanding (or, to the knowledge of Parent, threatened) against or affecting Parent, any of its Subsidiaries, any present or, to the knowledge of the Parent, former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of any of Parent or any of its Subsidiaries that (i) has had, individually or in the aggregate, a Parent Material Adverse Effect or (ii) individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger.

Section 5.12          Permits.  Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries hold all material governmental licenses and Consents necessary for the operation of their respective businesses (the “Parent Permits”).  Parent and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance in all material respects with the terms of the Parent Permits.  There is no Action pending or, to the knowledge of Parent, threatened that seeks the revocation, cancellation, termination, non-renewal or adverse modification of any Parent Permit, nor would any such revocation, cancellation, termination, non-renewal or adverse modification result from the consummation of the transactions contemplated hereby.

Section 5.13          Compliance with Laws.  To the knowledge of Parent, Parent and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance in all material respects with all Applicable Laws.  To the knowledge of Parent, neither Parent nor any of its Subsidiaries has received, since January 1, 2019, a notice or other written communication alleging or relating to a possible material violation of any Applicable Law.

Section 5.14          Regulatory Matters.

(a)          Except as set forth on Section 5.14(a) of the Parent Disclosure Schedule, (i) each of Parent and its Subsidiaries is in material compliance and since January 1, 2019 has been in material compliance with all Health Care Laws applicable to it and (ii) to the knowledge of Parent, none of Parent or any of its Subsidiaries has received any written communication or has been subject to any Action (other than routine FDA inspections) since January 1, 2019 from a Governmental Authority that alleges that it is not in compliance with any Health Care Law, except in the case of the immediately foregoing clauses (i) and (ii) where any noncompliance has not had, individually or in the aggregate, a Parent Material Adverse Effect.  Except as set forth on Section 5.14(a) of the Parent Disclosure Schedule, (i) none of Parent or any of its Subsidiaries is party to and has any ongoing obligations pursuant to or under any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Authority, and (ii) to the knowledge of Parent, none of Parent or any of its Subsidiaries, or any of their employees, officers or directors, has been excluded, suspended or debarred from participation in any U.S. state or federal health care program or has been convicted of any crime or is subject to any Action by any Governmental Authority or other similar action, or has engaged in any conduct, that could reasonably be expected to result in debarment, suspension or exclusion.

(b)          To the knowledge of Parent, each of Parent and its Subsidiaries has, maintains and is operating in material compliance with all Health Care Permits, and all such Health Care Permits are valid, subsisting and in full force and effect, except where the failure to have, maintain or operate in compliance with the Health Care Permits has not had, individually or in the aggregate, a Parent Material Adverse Effect.  To the knowledge of Parent, each of Parent and its Subsidiaries has fulfilled and performed all of its material obligations with respect to the Health Care Permits, and to the knowledge of Parent, no event has occurred which allows, or with notice or lapse of time or both, would allow revocation or termination thereof or results in any other material impairment of the rights of the holder of any Health Care Permit, except where the failure to so fulfill or perform, or the occurrence of such event, has not had, individually or in the aggregate, a Parent Material Adverse Effect.  To the knowledge of Parent, there is no Action pending or threatened in writing that could result in the suspension, termination, revocation, cancellation, limitation or impairment of any such Health Care Permit other than those that have not had, individually or in the aggregate, a Parent Material Adverse Effect.

(c)          To the knowledge of Parent, except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, all applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Health Care Permit relating to any of Parent and its Subsidiaries, its business and Parent Products, when submitted to the FDA, DEA, EMA or other Governmental Authority were true, complete and correct as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, notifications, submissions, information and data have been submitted to the FDA, DEA, EMA or other Governmental Authority.

(d)          Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2019, none of Parent or any of its Subsidiaries has had any Parent Product or manufacturing site subject to a Governmental Authority (including FDA, DEA or EMA) shut down or import or export prohibition, and has not received any FDA Form 483 or other Governmental Authority notice of inspectional observations, “warning letters,” “untitled letters” or written requests or requirements to make changes to a product candidate, or similar correspondence or written notice from the FDA, DEA, EMA or other Governmental Authority alleging or asserting noncompliance with any applicable Health Care Law, Health Care Permit or such requests or requirements of a Governmental Authority.

(e)          Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, (i) the clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by any of Parent and its Subsidiaries or in which any of Parent and its Subsidiaries, or any of the Parent Products have participated were, and if still pending are, being conducted in accordance with standard medical and scientific research procedures and all Applicable Laws, including, but not limited to, the Federal Food, Drug, and Cosmetic Act and its applicable implementing regulations, and (ii) no investigational new drug application filed by or on behalf of any of Parent and its Subsidiaries with the FDA has been terminated or suspended by the FDA, and neither the FDA nor any applicable foreign Governmental Authority has commenced, or, to the knowledge of Parent, threatened to commence, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of any of Parent and its Subsidiaries.

(f)          None of Parent or any of its Subsidiaries is the subject of any pending or, to the knowledge of Parent, threatened investigation in respect of it or the Parent Products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto.  Parent has provided the Company with accurate and complete copies of all Health Care Permits and correspondence with any Governmental Authority related to all Parent Products.

Section 5.15          Material Contracts.

(a)          Section 5.15 of the Parent Disclosure Schedule sets forth a list as of the date of this Agreement of each of the following Contracts to which Parent or any of its Subsidiaries is a party or by which it is bound (each such Contract listed or required to be so listed, and each of the following Contracts to which Parent or any of its Subsidiaries becomes a party or by which it becomes bound after the date of this Agreement, a “Parent Material Contract”):

(i)          any Contract (or series of related Contracts), including any manufacturing or supply agreement, but excluding any distribution agreement or clinical regulatory agreement, (A) that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to Parent or any of its Subsidiaries in an amount having an expected value in excess of $5,000,000 in a fiscal year or (B) relating to capital expenditures or commitments in excess of $3,000,000 in the aggregate;

(ii)          any Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise) in the three (3) years preceding the date hereof, of assets or securities by or from any Person or any business, other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice, including any such Contract that contains (or would contain, in the case of an option, right of first refusal or offer or similar rights) ongoing representations, warranties, covenants, indemnities or other obligations (including “earn-out”, contingent value rights or other contingent payment or value obligations) that would involve or may reasonably be expected to require the receipt or making of payments or the issuance of any Equity Securities of Parent or any of its Subsidiaries;

(iii)          any Contract with a Governmental Authority, which results or has resulted in any material grant or loan or aid pursuant to a stimulus or government grant program or otherwise from a Governmental Authority;

(iv)          any material Contract other than exclusive distributor agreements and employee agreements that (A) limits or purports to limit, in any material respect, the freedom of Parent or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area, (B) contains material exclusivity or “most favored nation” obligations or restrictions or (C) contains any other provisions that restrict the ability of Parent or any of its Subsidiaries to sell, market, distribute, promote, manufacture, develop, commercialize, or test or research any Parent Product, directly or indirectly through Third Parties, in any material respect;

(v)          any Contract relating to third-party indebtedness for borrowed money (including under any short-term financing facility) in excess of $250,000 (whether incurred, assumed, guaranteed or secured by any asset of Parent or any of its Subsidiaries) other than any Contract exclusively between or among Parent and any of its wholly owned Subsidiaries;

(vi)          any Contract restricting the payment of dividends or the making of distributions in respect of any Equity Securities of Parent or any of its Subsidiaries or the repurchase or redemption of, any Equity Securities of Parent or any of its Subsidiaries;

(vii)          any material joint venture, profit-sharing, partnership, collaboration, co-promotion, research, development, license or other similar agreement;

(viii)          any material Contract with any Person (A) pursuant to which Parent or any of its Subsidiaries may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events, or (B) under which Parent or any of its Subsidiaries grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license, or any other similar rights with respect to any Parent Product or any material Intellectual Property Rights, excluding any distributor agreements or service agreements;

(ix)          any lease or sublease for material real or personal property;

(x)          all material Contracts pursuant to which Parent or any of its Subsidiaries (A) receives or is granted any license (including any sublicense) to, or covenant not to be sued under, any Intellectual Property Rights (other than licenses to commercially available software, including off-the-shelf software) or (B) grants any license (including any sublicense) to, or covenant not to be sued under, any Parent Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice);

(xi)          any “single source” supply Contract pursuant to which goods or materials that are not commodities and that are material to the business of Parent and its Subsidiaries are supplied to Parent or any of its Subsidiaries from an exclusive source;

(xii)          any Contracts, or other transactions with any (A) record, excluding employment agreements for directors and officers, or to the knowledge of Parent, beneficial owner of five percent (5%) or more of the voting securities of Parent, or (B) affiliate (as such term is defined in Rule 12b-2 promulgated under the 1934 Act) or “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such director or beneficial owner;

(xiii)          any material Contract involving the settlement of any Action or threatened Action (or series of related Actions);

(xiv)          any settlement agreements by Parent or any of its Subsidiaries with Taxing Authorities; and

(xv)          any other Contract required to be filed by Parent pursuant to Item 601(b)(10) of Regulation S-K or disclosed by Parent on a Current Report on Form 8-K.

(b)          Each Parent Material Contract is, subject to the Bankruptcy and Equity Exceptions, (i) a valid and binding obligation of Parent or a Subsidiary of Parent (as the case may be) and, to the knowledge of Parent, each of the other parties thereto, and (ii) in full force and effect and enforceable in accordance with its respective terms against Parent or a Subsidiary of Parent (as the case may be) and, to the knowledge of Parent, each of the other parties thereto (in each case except for such Parent Material Contract that terminates or is terminated after the date of this Agreement in accordance with its respective terms, other than as a result of a default or breach by Parent or any of its Subsidiaries of any of the provisions thereof), except as has not had, individually or in the aggregate, a Parent Material Adverse Effect.  To the knowledge of Parent, no Person is seeking to terminate, or challenging the validity or enforceability of, any Parent Material Contract, except as has not had, individually or in the aggregate, a Parent Material Adverse Effect.  Neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither Parent nor any of its Subsidiaries has received notice that it has violated or defaulted under, any Parent Material Contract, except as would not have had, individually or in the aggregate, a Parent Material Adverse Effect.  Parent has made available to the Company true and complete copies of each Parent Material Contract, including all amendments thereto.

(c)          Neither Parent nor any of its Subsidiaries has received any notices seeking (i) to excuse a Third Party’s non-performance, or delay a Third Party’s performance, under existing Parent Material Contracts due to interruptions caused by COVID-19 (through invocation of force majeure or similar provisions, or otherwise) or (ii) to modify any existing contractual relationships due to COVID-19.

Section 5.16          Taxes.  Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect:

(a)          All Tax Returns required by Applicable Law to be filed with any Taxing Authority by Parent or any of its Subsidiaries have been filed when due (giving effect to all extensions) in accordance with all Applicable Law, and all Tax Returns that have been filed with a Taxing Authority are true, correct and complete in all respects.

(b)          Each of Parent and its Subsidiaries has paid (or has had paid on its behalf) all Taxes due and owing (whether or not shown on any Tax Return), except for Taxes being contested in good faith pursuant to appropriate procedures for which an adequate reserve has been established on the books and records of Parent or its applicable Subsidiary.

(c)          Each of Parent and its Subsidiaries has duly and timely withheld all Taxes required to be withheld, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for payment when due.

(d)          There is no audit, claim, action, suit, proceeding or other investigation pending or, to Parent’s knowledge, threatened in writing against or with respect to Parent or its Subsidiaries in respect of Taxes and there is no Tax deficiency outstanding, proposed or assessed against Parent or any Subsidiary of Parent.

(e)          Neither Parent nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver is still in effect, and no power of attorney that has been granted by Parent or any Subsidiary of Parent with respect to a Tax matter is currently in effect.

(f)          During the two year period ending on the date of this Agreement, Parent was not a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify for tax-free treatment under Section 355 of the Code.

(g)          There are no Liens for Taxes (other than Permitted Liens) on any of the assets of Parent or any of its Subsidiaries and no circumstances as a result of which any such Liens could be imposed.

(h)          Neither Parent nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which Parent or any of its Subsidiaries was the common parent, (ii) is party to any agreement relating to the apportionment, sharing, assignment or allocation of Taxes (other than (x) an agreement solely between or among Parent and/or one or more of its Subsidiaries or (y) ordinary course commercial agreements that are not primarily related to Taxes), (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any similar provision of state, local or non-U.S. law or (iv) has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or as a transferee, successor by Contract (other than (x) a Contract solely between or among Parent and/or one or more of its Subsidiaries or (y) leases or loan agreements that are not primarily related to Taxes) or otherwise.

(i)          Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (1) any change in method of accounting occurring prior to the Closing pursuant to Section 481 of the Code (or any similar provision of state, local, or foreign Applicable Law), (2) any installment sale or open transaction made prior to Closing, (3) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, provincial, local or foreign Applicable Law) entered into prior to or existing as of immediately prior to the Closing, (4) any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing, (5) any deferred revenue or prepaid amount received or paid prior to the Closing outside of the ordinary course of business, or (6) any election pursuant to Section 108(i) of the Code.

(j)          Neither Parent nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(k)          No jurisdiction in which Parent or any of its Subsidiaries does not file a Tax Return has asserted in writing a claim that has not been resolved to the effect that Parent or such Subsidiary is subject to Taxes or required to file Tax Returns in such jurisdiction.

(l)          Neither Parent nor any Subsidiary of Parent has applied for any relief under, taken advantage of, deferred the payment of Tax or the recognition of taxable income or gain as result of, or is otherwise subject to any provision of a Pandemic Response Law.

(m)          Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely (i) to prevent the Merger from qualifying for the Intended Tax Treatment, (ii) to cause the stockholders of Parent (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code or (iii) to prevent or impede Parent from being able to deliver the executed Parent Tax Certificate at Closing.  As of the date of this Agreement, Parent believes it will be able to provide the Parent Tax Certificate at the Closing.

Section 5.17          Employees and Employee Benefit Plans.

(a)          Neither Parent nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has, during the last six years, sponsored, maintained, administered or contributed to (or had any obligation to contribute to), any plan subject to Title IV of ERISA, including any multiemployer plan, as defined in Section 3(37) of ERISA.

(b)          Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of Parent, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the Internal Revenue Service Closing Agreement Program if discovered during an Internal Revenue Service audit or investigation.  Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, each trust created under any such Parent Employee Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation.

(c)          Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Employee Plan has been maintained in compliance with its terms and all Applicable Law, including ERISA and the Code, and (ii) each Parent Plan is fully funded in accordance with its terms and all Applicable Laws and generally accepted actuarial principles and practices.  Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, no claim (other than routine claims for benefits), action, suit, investigation or proceeding (including an audit) is pending against or involves or, to Parent’s knowledge, is threatened against or reasonably expected to involve, any Parent Employee Plan before any Governmental Authority, including the Internal Revenue Service, the Department of Labor or the PBGC.

(d)          Except as provided under this Agreement or pursuant to Applicable Law, with respect to each director, officer, or employee (including each former director, officer, or employee) of Parent or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event: (i) entitle any such individual to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Parent Employee Plan, (iii) contractually limit or restrict the right of Parent or any of its Subsidiaries or, after the Closing, Parent to merge, amend or terminate any Parent Employee Plan or (iv) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(e)          Neither Parent nor any of its Subsidiaries has any current or projected liability for, and no Parent Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer, or employee (including any former director, officer, or employee) of Parent or any of its Subsidiaries (other than coverage mandated by Applicable Law).

(f)          Neither Parent nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Person for any Tax incurred by such Person under Section 409A or 4999 of the Code.

(g)          With respect to any Parent Employee Plan for the benefit of Parent employees or dependents thereof who perform services or who are employed outside of the United States (a “Non-U.S. Parent Plan”), except as has not had, individually or in the aggregate, a Parent Material Adverse Effect: (i) if required to have been approved by any non-U.S. Governmental Authority (or permitted to have been approved to obtain any beneficial Tax or other status), such Non-U.S. Parent Plan has been so approved or timely submitted for approval; no such approval has been revoked (nor, to the knowledge of Parent, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor that is reasonably likely to affect any such approval or increase the costs relating thereto; (ii) if intended to be funded and/or book reserved, such Non-U.S. Parent Plan is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions; (iii) no material liability exists or reasonably could be imposed upon the assets of Parent or any of its Subsidiaries by reason of such Non-U.S. Plan; and (iv) the financial statements of such Non-U.S. Parent Plan (if any) accurately reflect such Non-U.S. Plan’s Parent liabilities.

Section 5.18          Labor Matters.

(a)          Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are, and since January 1, 2018 have been, in material compliance with all Applicable Laws relating to labor and employment matters, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes.

(b)          Neither Parent nor any of its Subsidiaries is, or from January 1, 2018 to the date of this Agreement has been, a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or any other similar agreement with any labor organization, labor union or other employee representative, and, to Parent’s knowledge, from January 1, 2018 through the date of this Agreement, there has not been any organizational campaign, card solicitation, petition or other unionization or similar activity seeking recognition of a collective bargaining or similar unit relating to any director, officer, or employee of Parent or any of its Subsidiaries.  Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, (i) there are no Unfair Labor Practice (as defined in the National Labors Relations Act) complaints pending or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any director, officer, or employee (including any former director, officer, or employee) of Parent or any of its Subsidiaries with respect to Parent or its Subsidiaries, and (ii) since January 1, 2018 there has not been, and there is, no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to Parent’s knowledge, threatened against or affecting Parent or any of its Subsidiaries.

(c)          Since January 1, 2018, Parent and its Subsidiaries have not entered into any agreement with any works council, labor union, or similar labor organization that would require Parent to obtain the consent of, or provide advance notice, to such works council, labor union or similar labor organization of the transactions contemplated by this Agreement.

(d)          To Parent’s knowledge, in the last three (3) years, (i) no material allegations of sexual harassment have been made against any officer of Parent or any of its Subsidiaries, and (ii) Parent and its Subsidiaries have not entered into any settlement agreements related to allegations of sexual harassment or misconduct by an officer of Parent or any of its Subsidiaries.

Section 5.19          Intellectual Property.

(a)          Parent has made available to the Company a true and complete list, as of the date of this Agreement, of all Registered Intellectual Property that is Parent Intellectual Property (the “Parent Registered IP”).  Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, (i) each item of Parent Registered IP is legally, beneficially and solely owned by Parent or one of its Subsidiaries, free and clear of all Liens (other than Permitted Liens), (ii) no Registered Intellectual Property owned by Parent or any of its Subsidiaries has lapsed, expired, or been abandoned (including as a result of failure to pay the necessary renewal or maintenance fees) prior to the end of the applicable term of such Registered Intellectual Property, except where Parent has made a reasonable business decision to not maintain such Registered Intellectual Property, (iii) none of the Parent Registered IP that has issued or become registered has subsequently been adjudged invalid or unenforceable, (iv) all Parent Registered IP is subsisting, and if registered to the knowledge of Parent, not invalid or unenforceable.  There is no interference, nullification, reissue, reexamination, derivation, opposition, cancellation or similar proceeding pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries challenging or contesting the ownership, validity, scope or enforceability of any Parent Registered IP (other than ordinary course proceedings with patent, trademark and copyright offices related to the application for, or renewal of, any item of Parent Registered IP).

(b)          Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, the Parent Intellectual Property and the Parent Licensed Intellectual Property constitute all of the material Intellectual Property Rights necessary to develop, manufacture or sell each material Parent Product as currently researched, tested, developed, commercialized, manufactured, sold or distributed by Parent and its Subsidiaries as of the date of this Agreement.

(c)          None of the material Parent Intellectual Property is subject to any Order, claim, action, proceeding, suit or, to the knowledge of Parent, investigation pending or, to the knowledge of Parent, threatened, naming Parent or any of its Subsidiaries materially and adversely affecting the use thereof or rights thereto by or of Parent or any of its Subsidiaries.  Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect and to the knowledge of Parent, (i) the operation of the business of Parent or any of its Subsidiaries does not infringe, misappropriate or otherwise violate and has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights of any Third Party and (ii) to the knowledge of Parent, as of the date of this Agreement no Third Party has infringed, misappropriated or otherwise violated any material Parent Intellectual Property or any Intellectual Property Rights exclusively licensed to Parent or any of its Subsidiaries and material to the development, manufacture or sale of a Parent Product.

(d)          Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries at all times have taken commercially reasonable steps to protect and maintain any material Trade Secrets included in the Parent Intellectual Property (except for any Parent Intellectual Property whose value would not reasonably be expected to be impaired in a material respect by disclosure), and to the knowledge of Parent, there have been no material unauthorized uses or disclosures of any such Trade Secrets.

(e)          Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of Parent, (A) Parent and its Subsidiaries have complied with any and all obligations to the extent applicable pursuant to the Bayh-Dole Act, 35 U.S.C. § 200–212, with respect to any Patents included in the Parent Registered IP (“Parent Patents”) that cover or are practiced by a Parent Product, and (B) no funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been used to invent, create or develop any inventions that are the subject of any Parent Patents and that cover or are practiced by a Parent Product, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Authority or institution any ownership interest in or material claim against such Parent Patents and are practiced by a Parent Product.

(f)          Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect (as defined below in this Section 5.19(f)), neither Parent nor any of its Subsidiaries is party to any Contracts which, solely as a result of the consummation of the transactions contemplated by this Agreement, would grant to any Third Party any right to any material Intellectual Property Rights (other than Parent Intellectual Property) owned by, or licensed to, the Company or any of its Affiliates.  Solely for purposes of determining satisfaction of the conditions set forth in Section 8.03(b)(iv) with respect to this Section 4.19(f), “Parent Material Adverse Effect” shall take into account any consequences to the Company or any of its Affiliates.

(g)          Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have obtained from all current or former employees, officers, consultants and contractors who have created or developed material Intellectual Property Rights for or on behalf of Parent or any of its Subsidiaries, valid assignments of such parties’ rights in such Intellectual Property Rights to Parent or one of its Subsidiaries, to the extent permitted by Applicable Law, or Parent and its Subsidiaries otherwise own such Intellectual Property Rights by operation of law.

(h)          Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, all collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing by or on behalf of Parent and any of its Subsidiaries of Personal Data are and have been in material compliance with all applicable Privacy Legal Requirements and Privacy Commitments.  Neither Parent nor any of its Subsidiaries has received any written notice alleging any material violation by Parent or any of its Subsidiaries of any Privacy Legal Requirement or Privacy Commitments, nor, to the knowledge of Parent, has Parent or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Authority.  To the knowledge of Parent, neither Parent nor any of its Subsidiaries have been or are currently: (a) under audit or investigation by any authority, or (b) subject to any third party notification, claim, demand, audit or action in relation to Personal Data.  Neither Parent nor any of its Subsidiaries has received any material written complaint by any Person with respect to the collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing of Personal Data by Parent or any of its Subsidiaries.  Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries implements and maintains commercially reasonable written policies and procedures with respect to technical, organizational, administrative, and physical safeguards adequate to protect Personal Data against any unauthorized use, access or disclosure, and (ii) to the knowledge of Parent, there has been no unauthorized use, access or disclosure of Personal Data.

(i)          Parent and its Subsidiaries have in place policies and procedures for the proper collection, processing, transfer, disclosure, sharing, storing, security and use of Personal Data by Parent and its Subsidiaries that comply with Privacy Legal Requirements.  No circumstance has arisen in which Privacy Legal Requirements would require Parent or any of its Subsidiaries to notify a Person or Governmental Authority of a data security breach or security incident.

(j)          Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of Parent, (i) Parent and its Subsidiaries at all times have implemented and maintained commercially reasonable written policies and procedures with respect to technical, organizational, administrative, and physical safeguards adequate to protect the security, confidentiality, integrity and availability of Trade Secrets, Personal Data and information technology systems of Parent and its Subsidiaries, (ii) there have been no security breaches in the information technology systems of Parent nor any of its Subsidiaries, and (iii) there have been no material disruptions in any such information technology systems, that adversely affected the operations of the business of Parent or any of its Subsidiaries.

(k)          Except as could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, any transfer of Personal Data in connection with the transactions contemplated by this Agreement (including the Merger) will not violate in any material respect any applicable Privacy Legal Requirement or Privacy Commitment.

Section 5.20          Properties.  Section 5.20 of the Parent Disclosure Schedule sets forth a true and complete list of each material lease, sublease or license under which Parent or any of its Subsidiaries leases, subleases or licenses any material real property for the benefit of Parent or any of its Subsidiaries.  Each of Parent and its Subsidiaries has good, valid and marketable fee simple title to, or has valid leasehold interests in, all real property of Parent or any such Subsidiary (as applicable), free and clear of all Liens, except for Permitted Liens.  Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, (a) each lease, sublease or license under which Parent or any of its Subsidiaries leases, subleases or licenses any real property is, subject to the Bankruptcy and Equity Exceptions, a valid and binding obligation of Parent or a Subsidiary of Parent (as the case may be) and in full force and effect and enforceable in accordance with its terms against Parent or any of its Subsidiaries (as the case may be) and, to the knowledge of Parent, each of the other parties thereto (except for such leases that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by Parent or any of its Subsidiaries of any of the provisions thereof), (b) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any of the other parties thereto has violated or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of any such lease, and (c) neither Parent nor any of its Subsidiaries has received written notice that it has violated or defaulted under any such lease.

Section 5.21          Environmental Matters.  Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect:  (a) since January 1, 2018, no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Action is pending or, to the knowledge of Parent, threatened by any Governmental Authority or other Person relating to Parent or any of its Subsidiaries that relates to, or arises under, any Environmental Law, Environmental Permit or Hazardous Substance; and (b) Parent and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all Environmental Permits required under any Environmental Law.  Parent has no material liability under any Environmental Law.

Section 5.22          FCPA; Anti-Corruption; Sanctions.

(a)          Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, manager, employee, agent or representative of Parent or any of its Subsidiaries, in each case acting on behalf of Parent or any of its Subsidiaries, has, in the last five years, in connection with the business of Parent or any of its Subsidiaries, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable).

(b)          Neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, manager or employee of Parent or any of its Subsidiaries, is, or in the last five years has been, subject to any actual or pending or, to the knowledge of Parent, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving Parent or any of its Subsidiaries relating to applicable Bribery Legislation, including the FCPA.

(c)          Parent and each of its Subsidiaries has instituted policies and procedures reasonably designed to promote compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.

(d)          Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or any of its Subsidiaries, nor, to the knowledge of Parent, any of their respective directors, managers or employees (i) is a Sanctioned Person, (ii) has, in the last five years, engaged in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of Parent or any of its Subsidiaries in violation of applicable Sanctions Law or (iii) has, in the last five years, violated, or engaged in any unlawful conduct under, any Sanctions Law, nor to the knowledge of Parent, been the subject of an investigation or allegation of such a violation or unlawful conduct.

Section 5.23          Insurance.  Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as Parent reasonably believes, based on past experience (taking into account what is customary and adequate for companies of similar size in the industries and locations in which Parent operates), is adequate for the businesses and operations of Parent and its Subsidiaries.  Section 5.23 of the Parent Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of Parent or any of its Subsidiaries, or pursuant to which Parent or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force.  Such policies are in full force and effect and all premiums due thereon have been paid, and neither Parent nor any of its Subsidiaries is in breach or default of any such policy.  No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the transactions contemplated hereby.  Neither Parent nor any of its Subsidiaries has made any claims on existing insurance policies, including business interruption insurance, as a result of COVID-19.

Section 5.24          Transactions with Affiliates.  To the knowledge of Parent, since January 1, 2018, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Parent SEC Documents.

Section 5.25          Antitakeover Statutes.  The Board of Directors of Parent has taken all actions so that the restrictions set forth in any Takeover Laws will not apply to the execution, delivery or performance of this Agreement, the Merger, the Company Voting Agreement, the Parent Voting Agreement or any of the transactions contemplated hereby.  There is no stockholder rights plan, “poison pill,” antitakeover plan or other similar agreement or plan in effect to which Parent is a party or is otherwise bound.

Section 5.26          Finders’ Fees.  Except for Moelis & Company LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any finders or similar fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.27          No Other Representations and Warranties.  Except for the representations and warranties made by Parent in this Article V (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with Section 10.05 and the introduction to this Article V) and in the certificate to be delivered by Parent pursuant to Section 8.03(d), neither Parent nor any other Person (including Merger Sub) makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or any of its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or any of its Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby.  Parent and its Subsidiaries disclaim any other representations or warranties, whether made by Parent or any of its Subsidiaries or any of their respective Affiliates or Representatives.  Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties made by the Company in Article IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with Section 10.05 and the introduction to Article IV) and in the certificate to be delivered by the Company pursuant to Section 8.02(d), neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or any of its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or any of its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby.  Each of Parent and Merger Sub specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.  Notwithstanding anything to the contrary, the foregoing acknowledgment and agreement shall not limit, in any way, the representations or warranties made by Parent and Merger Sub in this Article V or the rights of the Company in the event of actual and intentional fraud.

ARTICLE VI.
COVENANTS RELATING TO THE CONDUCT OF THE BUSINESSES

Section 6.01          Conduct of the Company.

(a)          From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, except (i) as prohibited or required by Applicable Law, (ii) as a result of COVID-19 Measures, (iii) as set forth in Section 6.01 of the Company Disclosure Schedule, or (iv) as otherwise required or expressly contemplated by this Agreement, unless Parent shall have given its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice and to preserve intact its business organization, keep available the services of its employees who are integral to the operation of the business as presently conducted and maintain its existing relations and goodwill with material customers, members, suppliers, licensors, licensees and other Third Parties with whom it has material business relations; provided, that no action by the Company or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 6.01(b)(i) through Section 6.01(b)(xxii) shall be a breach of this sentence.

(b)          From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, except (x) as prohibited or required by Applicable Law, (y) as set forth in Section 6.01 of the Company Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:

(i)          adopt any change to its certificate of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise) (including the Company Organizational Documents);

(ii)          (A) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property, other than inventory acquired in the ordinary course of business consistent with past practice, (B) effect or be a party to any merger, consolidation, business combination, liquidation, dissolution, recapitalization or restructuring or (C) form any new Subsidiary of the Company;

(iii)          (A) split, combine or reclassify any shares of its capital stock (other than transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries), (B) amend any term or alter any rights of any of the outstanding Equity Securities of the Company, (C) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other Equity Securities, (D) enter into any Contract with respect to the voting or registration of any Equity Securities of the Company or (E) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities or any Equity Securities of any Subsidiary of the Company, other than repurchases of shares of Company Common Stock in connection with the exercise of Company Stock Options or the vesting or settlement of Company RSU Awards (including in satisfaction of any amounts required to be deducted or withheld under Applicable Law), in each case outstanding as of the date of this Agreement or granted following this Agreement in accordance herewith, in each case in accordance with the present terms of such Company Equity Awards;

(iv)          issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien, or authorize the issuance, delivery, sale, grant, pledge or other encumbrance of, any shares of its capital stock or any other Equity Securities (including, for the avoidance of doubt, any Company Stock Options or other equity awards), other than (A) the issuance of any shares of Company Common Stock upon the exercise of Company Stock Options or Company Warrants or the vesting or settlement of shares of Company RSU Awards that are, in each case, outstanding as of the date of this Agreement in accordance with the terms thereof, (B) the issuance of shares of Company Common Stock on the exercise of purchase rights under the Company ESPP in accordance with Section 2.06(d) or (C) with respect to Equity Securities of any Subsidiary of the Company, in connection with transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries;

(v)          authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than any not materially in excess of the capital expenditures expressly contemplated by the capital expenditure budget of the Company and its Subsidiaries made available to Parent prior to the date of this Agreement;

(vi)          sell, lease, license, transfer or otherwise dispose of any Subsidiary or any division thereof or of the Company or any assets, securities or property (in each case, other than Intellectual Property Rights, which are addressed in Section 6.01(b)(xviii)), other than sales or dispositions of inventory in the ordinary course of business consistent with past practice;

(vii)          make any material loans, advances or capital contributions to, or investments in, any other Person, other than loans, advances, capital contributions or investments (A) by the Company to or in, as applicable, one or more of its wholly owned Subsidiaries or (B) by any Subsidiary of the Company to or in, as applicable, the Company or any wholly owned Subsidiary of the Company;

(viii)          incur, assume, guarantee, repurchase, otherwise become liable for or prepay any indebtedness for borrowed money or issue or sell any debt securities or any options, warrants or other rights to acquire debt securities (in each case, whether, directly or indirectly, on a contingent basis or otherwise) or forgive any loans to the directors, officers or employees of the Company or any of its Subsidiaries;

(ix)          terminate, renew, extend or in any material respect modify or amend any Company Material Contract (including by amendment of any Contract that is not a Company Material Contract such that such Contract becomes a Company Material Contract) or waive, release or assign any material right or claim thereunder, or enter into any Contract that would constitute a Company Material Contract if entered into prior to the date of this Agreement;

(x)          enter into any new lease that would constitute a Company Material Contract or amend the terms of any lease that constitutes a Company Material Contract;

(xi)          terminate, suspend, abrogate, amend or let lapse any material Company Permit in a materially adverse manner to the Company or any of its Subsidiaries;

(xii)          except as required by Company Employee Plans as in effect as of the date of this Agreement, (A) grant any change in control, severance, retention or termination pay to (or amend any existing change in control, severance, retention or termination pay arrangement with) any of their respective directors, officers, employees, or individual consultants (including former directors, officers, employees, or individual consultants), (B) take any action to accelerate the vesting of, or payment of, any compensation or benefit under any Company Employee Plan, (C) establish, adopt or amend any Company Employee Plan or labor agreement, (D) increase the compensation, bonus opportunity or other benefits payable to any of their respective directors, officers, or employees (including former directors, officers, or employees), (E) hire or terminate without cause any director, officer or employee holding a title above Vice President, (F) increase the total number of employees of the Company and its Subsidiaries by more than the amounts contemplated by the Company’s operating plan as of the date hereof or (G) terminate (other than for cause) the employment of any employees of the Company or any of its Subsidiaries if doing so would result in, individually or together with all other such terminations, any material severance or termination payments or costs;

(xiii)          (A) change any method of financial accounting or financial accounting principles or practices, except for any such change required by a change in GAAP or Applicable Law, or revalue any of its material assets, or (B) change in any material respect its practices related to the collection of accounts receivable or the payment of accounts payables outside the ordinary course of business or otherwise in a manner not permitted by the terms thereof;

(xiv)          enter into any new line of business outside of its existing business;

(xv)          (A) make, change or revoke any material Tax election, (B) change any annual Tax accounting period, (C) adopt or change any material method of Tax accounting, (D) enter into any material closing agreement with respect to Taxes, (E) settle or surrender or otherwise concede, terminate or resolve any material Tax claim, audit, investigation or assessment for an amount in excess of $1 million individually or $3 million in the aggregate, (F) amend any material Tax Returns or (G) apply for a ruling from any Taxing Authority;

(xvi)          commence, settle or compromise any Action involving or against the Company or any of its Subsidiaries (including any Action involving or against any employee, officer or director of the Company or any of its Subsidiaries in their capacities as such); provided, that this clause (xv) shall not apply with respect to any Action in respect of Taxes (which shall be governed exclusively by Section 6.01(b)(xv)) or brought by the stockholders of the Company against the Company and/or its directors relating to this Agreement and the transactions contemplated hereby, including the Merger (which shall be governed exclusively by Section 7.11);

(xvii)          (A) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement, (B) cancel any material Indebtedness owed to the Company or any of its Subsidiaries, or (C) waive, release, grant or transfer any right of material value;

(xviii)          (A) license or grant any rights under, sell, transfer or otherwise dispose of any material Company Intellectual Property, or (B) permit any Company Registered IP to lapse, expire or become abandoned prior to the end of the applicable term of such Company Registered IP, except where the Company has made a reasonable business decision to not maintain such item of Company Registered IP, in each case, consistent with past practice;

(xix)          (A) materially reduce the amount of any material insurance coverage provided by existing insurance policies or (B) fail to maintain in full force and effect insurance coverage materially consistent with past practice;

(xx)          take any action (other than any action required by this Agreement) or knowingly fail to take any action (other than any action required by this Agreement) where such action or failure to act could reasonably be expected to (A) prevent or impede the Merger from qualifying for the Intended Tax Treatment, (B) cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code, or (C) prevent or impede the Company from being able to deliver the executed Company Tax Certificate at Closing;

(xxi)          take any action (or omit to take any action) if such action (or omission) could reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied; or

(xxii)          authorize, agree, resolve, commit or propose to do any of the foregoing.

(c)          Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ businesses or operations, other than after the Closing.

Section 6.02          Conduct of Parent.

(a)          From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, except (i) as prohibited or required by Applicable Law, (ii) as a result of COVID-19 Measures, (iii) as set forth in Section 6.02 of the Parent Disclosure Schedule, or (iv) as otherwise required or expressly contemplated by this Agreement, unless the Company shall have given its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice and to preserve intact its business organization keep available the services of its employees who are integral to the operation of the business as presently conducted and maintain its existing relations and goodwill with material customers, members, suppliers, licensors, licensees and other Third Parties with whom it has material business relations; provided, that no action by Parent or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 6.02(b)(i) through Section 6.02(b)(xii) shall be a breach of this sentence.

(b)          From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, except (x) as prohibited or required by Applicable Law, (y) as set forth in Section 6.02 of the Parent Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause each of its Subsidiaries not to:

(i)          adopt or propose any change (A) to the Parent Organizational Documents that would adversely impact the rights of the holders of the Parent Ordinary Shares or the holders of the Parent ADSs, or (B) the organizational documents of Merger Sub;

(ii)          other than in the ordinary course of business, (A) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property, other than inventory acquired in the ordinary course of business consistent with past practice, or (B) effect or be a party to any merger, consolidation, business combination, liquidation, dissolution, recapitalization or restructuring;

(iii)          (A) split, combine or reclassify any shares of its capital stock (other than transactions (1) solely among Parent and one or more of its wholly owned Subsidiaries or (2) solely among Parent’s wholly owned Subsidiaries), (B) amend any term or alter any rights of any of the outstanding Equity Securities of Parent, (C) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other Equity Securities, (D) enter into any Contract with respect to the voting or registration of any Equity Securities of Parent or (E) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities or any Equity Securities of any Subsidiary of Parent, other than repurchases of (1) Parent Ordinary Shares or Parent ADSs (whether directly by Parent or by a third party employee benefit trust funded by Parent) in connection with the exercise, vesting or settlement of Parent Equity Awards (including in satisfaction of any amounts required to be deducted or withheld under Applicable Law), in each case outstanding as of the date of this Agreement in accordance with the present terms of such Parent Equity Awards or granted after the date of this Agreement to the extent permitted by this Agreement, or (2) Parent Warrants or any other convertible Equity Securities of Parent in accordance with the terms thereof;

(iv)          issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien, or authorize the issuance, delivery, sale, pledge or other encumbrance of, any shares of its capital stock or any other Equity Securities, other than (A) the issuance of any shares of Parent Ordinary Shares upon the exercise, vesting or settlement of Parent Equity Awards or the exercise of Parent Warrants or any other convertible Equity Securities of Parent, (B) the grant of Parent Equity Awards to employees, directors or individual independent contractors of Parent or any of its Subsidiaries pursuant to Parent’s equity compensation plans in the ordinary course of business, (C) in connection with the allotment of the Parent Consideration Shares and/or the issuance of Parent ADSs in connection with the Merger (the “Parent ADS Issuance”) or (D) putting to Parent’s shareholders at the annual general meeting of Parent’s shareholders, and the passing of, customary resolutions in relation to Parent’s share capital;

(v)          authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than any not materially in excess of the capital expenditures expressly contemplated by the capital expenditure budget of Parent and its Subsidiaries made available to the Company prior to the date of this Agreement;

(vi)          sell, lease, license, transfer or otherwise dispose of any Subsidiary or any division thereof or of Parent or any assets, securities or property, other than sales or dispositions of inventory in the ordinary course of business consistent with past practice;

(vii)          make any material loans, advances or capital contributions to, or investments in, any other Person, other than loans, advances, capital contributions or investments (A) by Parent to or in, as applicable one or more of its wholly owned Subsidiaries or (B) by any Subsidiary of Parent to or in, as applicable, Parent or any wholly owned Subsidiary of Parent;

(viii)          incur, assume, guarantee, repurchase, otherwise become liable for or prepay any indebtedness for borrowed money or issue or sell any debt securities or any options, warrants or other rights to acquire debt securities (in each case, whether, directly or indirectly, on a contingent basis or otherwise), or forgive any loans to the directors, officers or employees of Parent or any of its Subsidiaries;

(ix)          enter into any new lease that would constitute a Parent Material Contract or amend the terms of any lease that constitutes a Parent Material Contract;

(x)          terminate, suspend, abrogate, amend or let lapse any material Parent Permit in a materially adverse manner to Parent or any of its Subsidiaries;

(xi)          change any method of financial accounting or financial accounting principles or practices, except for any such change required by a change in IFRS or Applicable Law, or revalue any of its material assets;

(xii)          enter into any new line of business outside of its existing business;

(xiii)          (A) make, change or revoke any material Tax election, (B) change any annual Tax accounting period, (C) adopt or change any material method of Tax accounting, (D) enter into any material closing agreement with respect to Taxes, (E) settle or surrender or otherwise concede, terminate or resolve any material Tax claim, audit, investigation or assessment for an amount in excess of $1 million individually or $3 million in the aggregate, (F) amend any material Tax Returns or (G) apply for a ruling from any Taxing Authority;

(xiv)          (A) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement, (B) cancel any material Indebtedness owed to Parent or any of its Subsidiaries, or (C) waive, release, grant or transfer any right of material value in each case for an amount in excess of $1,000,000 individually or $2,500,000 in the aggregate;

(xv)          (A) materially reduce the amount of any material insurance coverage provided by existing insurance policies or (B) fail to maintain in full force and effect insurance coverage materially consistent with past practices;

(xvi)          take any action (other than any action required by this Agreement) or knowingly fail to take any action (other than any action prohibited by this Agreement) where such action or failure to act could reasonably be expected to (A) prevent or impede the Merger from qualifying for the Intended Tax Treatment, (B) cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code, or (C) prevent or impede Parent from being able to deliver the executed Parent Tax Certificate at Closing;

(xvii)          take any action (or omit to take any action) if such action (or omission) could reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied; or

(xviii)          authorize, agree, resolve, commit or propose to do any of the foregoing.

(c)          Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or any of its Subsidiaries’ businesses or operations.

Section 6.03          No Solicitation by the Company.

(a)          The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party conducted prior to or ongoing as of the date of this Agreement with respect to any actual or potential (including if such discussions or negotiations were for the purpose of soliciting any) Company Acquisition Proposal or Company Inquiry and shall use its reasonable best efforts to cause any such Third Party (and any of its Representatives) in possession of confidential information about the Company or any of its Subsidiaries that was furnished by or on behalf of the Company in connection with such discussions or negotiations to return or destroy all such information.

(b)          From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, except as otherwise set forth in this Section 6.03, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective Representatives to not, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) any Company Acquisition Proposal or any Company Inquiry, (ii) (A) enter into or participate in any discussions or negotiations regarding, (B) furnish to any Third Party any information, or (C) otherwise assist, participate in, knowingly facilitate or knowingly encourage any Third Party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, a Company Acquisition Proposal or a Company Inquiry, (iii) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Acquisition Proposal, (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement with respect to a Company Acquisition Proposal or any Company Inquiry (provided, that nothing in this Agreement shall restrict the Company from waiving or releasing a standstill or similar obligation if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law), (v) (A) withdraw or qualify, amend or modify in any manner adverse to Parent or Merger Sub the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus or (C) recommend or declare advisable, adopt or approve or publicly propose to recommend or declare advisable, adopt or approve any Company Acquisition Proposal (any of the foregoing in this clause (v), a “Company Adverse Recommendation Change”) or (vi) take any action to make any Takeover Laws inapplicable to any Third Party or any Company Acquisition Proposal.

(c)          Notwithstanding the foregoing, if at any time prior to the receipt of the Company Stockholder Approval (the “Company Approval Time”), the Board of Directors of the Company receives a bona fide written Company Acquisition Proposal made after the date of this Agreement that has not resulted from a violation of this Section 6.03 and the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Company Acquisition Proposal is or is reasonably likely to lead to a Company Superior Proposal and, after consultation with its outside legal counsel, that failure to take the actions referred to in clause (A) and (B) below would be inconsistent with the directors’ fiduciary duties under Applicable Law, then the Company may (A) subject to compliance with this Section 6.03, engage in negotiations or discussions with such Third Party and (B) furnish to such Third Party and its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided, that all such non-public information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party.

(d)          Nothing contained in this Agreement shall prevent the Company or the Board of Directors of the Company from (x) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act, or (y) making any disclosure to the stockholders of the Company if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with Applicable Law; provided, that any such action or disclosure that constitutes a Company Adverse Recommendation Change shall be made only in compliance with the applicable provisions of this Section 6.03.  A “stop, look and listen” disclosure pursuant to Rule 14d-9(f) under the 1934 Act in connection with a tender or exchange offer shall not constitute a Company Adverse Recommendation Change.

(e)          The Company shall notify Parent as promptly as practicable (but in no event later than 48 hours after receipt) by the Company (or any of its Representatives) of any Company Acquisition Proposal or any Company Inquiry, which notice shall be provided in writing and shall identify the Third Party making, and the material terms and conditions of, any such Company Acquisition Proposal or Company Inquiry and include a copy of any written proposal, offer or draft agreement provided by such Person.  The Company shall thereafter (i) keep Parent informed, on a timely basis, of any material changes in the status and details (including of any amendment, development, discussion or negotiation) of any such Company Acquisition Proposal or Company Inquiry and (ii) as promptly as practicable (but in no event later than 48 hours after receipt) provide to Parent copies of any material written proposals, indications of interest or draft documentation (or, in the case of proposals or indications of interest delivered orally, shall provide to Parent a written summary of the material terms thereof) relating to the terms and conditions of such Company Acquisition Proposal or Company Inquiry provided to the Company or any of its Subsidiaries (as well as written summaries of any material oral communications relating to the terms and conditions of any Company Acquisition Proposal).

(f)          Notwithstanding anything in this Agreement to the contrary, prior to the Company Approval Time, in response to a bona fide Company Acquisition Proposal that has not resulted from a violation of this Section 6.03 that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Company Superior Proposal, the Board of Directors of the Company may, subject to compliance with this Section 6.03(f), (i) make a Company Adverse Recommendation Change or (ii) terminate this Agreement in accordance with Section 9.01(d)(iii); provided, that (A) the Company shall first notify Parent in writing at least five Business Days before taking such action of its intention to take such action, which notice shall include an unredacted copy (if any) of the acquisition agreement and all other transaction documents relating thereto, (B) the Company shall, and shall cause its Representatives to, negotiate with Parent and its Representatives during such five Business Day notice period (to the extent Parent seeks to negotiate) regarding any adjustments proposed by Parent to the terms and conditions of this Agreement, (C) upon the end of such notice period, the Board of Directors of the Company shall have considered in good faith any revisions to the terms of this Agreement proposed by Parent, and shall have determined, after consultation with its financial advisor and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the adjusted terms of this Agreement proposed by Parent were to be given effect and (D) in the event of any change, from time to time, to any of the financial terms or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) of this proviso and a new notice period under clause (A) of this proviso shall commence each time (except that such notice period shall be reduced to two Business Days), during which time the Company shall be required to comply with the requirements of this Section 6.03(f) anew with respect to each such additional notice.

(g)          Notwithstanding anything in this Agreement to the contrary, prior to the Company Approval Time, subject to compliance with this Section 6.03(g), the Board of Directors of the Company may effect a Company Adverse Recommendation Change in response or relating to a Company Intervening Event if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law; provided, that (i) the Company shall first notify Parent in writing at least five Business Days before taking such action of its intention to take such action, which notice shall include a reasonably detailed description of such Company Intervening Event, (ii) during such five Business Day period following such notice, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent (to the extent Parent seeks to negotiate) regarding any adjustments proposed by Parent to the terms and conditions of this Agreement, and (iii) the Board of Directors of the Company shall not effect any Company Adverse Recommendation Change involving or relating to a Company Intervening Event unless, after the five Business Day period described in the foregoing clause (ii), the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and taking into account any written commitment by Parent to amend the terms of this Agreement during such five Business Day period, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law.

Section 6.04          No Solicitation by Parent.

(a)          Parent shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party conducted prior to or ongoing as of the date of this Agreement with respect to any actual or potential (including if such discussions or negotiations were for the purpose of soliciting any) Parent Acquisition Proposal or Parent Inquiry and shall use its reasonable best efforts to cause any such Third Party (and any of its Representatives) in possession of confidential information about Parent or any of its Subsidiaries that was furnished by or on behalf of Parent in connection with such discussions or negotiations to return or destroy all such information.

(b)          From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, except as otherwise set forth in this Section 6.04, Parent shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective Representatives to not, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) any Parent Acquisition Proposal or any Parent Inquiry, (ii) (A) enter into or participate in any discussions or negotiations regarding, (B) furnish to any Third Party any information, or (C) otherwise assist, participate in, knowingly facilitate or knowingly encourage any Third Party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, a Parent Acquisition Proposal or a Parent Inquiry, (iii) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Parent Acquisition Proposal, (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement with respect to a Parent Acquisition Proposal or any Parent Inquiry (provided, that nothing in this Agreement shall restrict Parent from waiving or releasing a standstill or similar obligation if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law), (v) (A) withdraw or qualify, amend or modify in any manner adverse to the Company the Parent Board Recommendation, (B) fail to include the Parent Board Recommendation in the Parent Circular or (C) recommend, adopt or approve or publicly propose to recommend or declare advisable, adopt or approve any Parent Acquisition Proposal (any of the foregoing in this clause (iv), a “Parent Adverse Recommendation Change”) or (vi) take any action to make any Takeover Laws inapplicable to any Third Party or any Parent Acquisition Proposal.

(c)          Notwithstanding the foregoing, if at any time prior to the receipt of the Parent Shareholder Approval (the “Parent Approval Time”), the Board of Directors of Parent receives a bona fide written Parent Acquisition Proposal made after the date of this Agreement that has not resulted from a violation of this Section 6.04 and the Board of Directors of Parent determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Parent Acquisition Proposal is or is reasonably likely to lead to a Parent Superior Proposal, and, after consultation with its outside legal counsel, that failure to take the actions referred to in clause (A) and (B) below would be inconsistent with the directors’ fiduciary duties under Applicable Law, then Parent may (A) subject to compliance with this Section 6.04, engage in negotiations or discussions with such Third Party and (B) furnish to such Third Party and its Representatives non-public information relating to Parent or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided, that all such non-public information (to the extent that such information has not been previously provided or made available to the Company) is provided or made available to the Company, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party.

(d)          Nothing contained in this Agreement shall prevent Parent or the Board of Directors of Parent from (x) complying with either Rule 14e-2(a) under the 1934 Act or the U.K. Code, in each case, with regard to a Parent Acquisition Proposal, or (y) making any disclosure to the shareholders of Parent, if required by the UK Code, the UK Panel on Takeovers and Mergers, or otherwise if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with Applicable Law; provided, that any such action or disclosure that constitutes a Parent Adverse Recommendation Change shall be made only in compliance with the applicable provisions of this Section 6.04.  A “stop, look and listen” disclosure pursuant to Rule 14d-9(f) under the 1934 Act shall not constitute a Parent Adverse Recommendation Change.

(e)          Parent shall notify the Company as promptly as practicable (but in no event later than 48 hours) after receipt by Parent (or any of its Representatives) of any Parent Acquisition Proposal or any Parent Inquiry, which notice shall be provided in writing and shall identify the Third Party making, and the material terms and conditions of, any such Parent Acquisition Proposal or Parent Inquiry and include a copy of any written proposal, offer or draft agreement provided by such Person.  Parent shall thereafter (i) keep the Company informed, on a timely basis, of any material changes in the status and details (including of any amendment, development, discussion or negotiation) of any such Parent Acquisition Proposal or Parent Inquiry and (ii) as promptly as practicable (but in no event later than 48 hours after receipt) provide to the Company copies of any material proposals, indications of interest or draft documentation (or, in the case of proposals or indications of interest delivered orally, shall provide to the Company a written summary of the material terms thereof) relating to the terms and conditions of such Parent Acquisition Proposal or Parent Inquiry provided to Parent or any of its Subsidiaries (as well as written summaries of any material oral communications relating to the terms and conditions of any Parent Acquisition Proposal).

(f)          Notwithstanding anything in this Agreement to the contrary, prior to the Parent Approval Time, in response to a bona fide Parent Acquisition Proposal that has not resulted from a violation of this Section 6.04 that the Board of Directors of Parent determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Parent Superior Proposal, the Board of Directors of Parent may, subject to compliance with this Section 6.04, (i) make a Parent Adverse Recommendation Change or (ii) terminate this Agreement in accordance with Section 9.01(c)(iii); provided, that (A) Parent shall first notify the Company in writing at least five Business Days before taking such action of its intention to take such action, which notice shall include an unredacted copy (if any) of the acquisition agreement and all other transaction documents relating thereto, (B) Parent shall, and shall cause its Representatives to, negotiate with the Company and its Representatives during such five Business Day notice period (to the extent the Company seeks to negotiate) regarding any adjustments proposed by the Company to the terms and conditions of this Agreement, (C) upon the end of such notice period, the Board of Directors of Parent shall have considered in good faith any revisions to the terms of this Agreement proposed by the Company, and shall have determined, after consultation with its financial advisor and outside legal counsel, that the Parent Superior Proposal would nevertheless continue to constitute a Parent Superior Proposal if the adjusted terms of the Agreement proposed by the Company were to be given effect and (D) in the event of any change, from time to time, to any of the financial terms or any other material terms of such Parent Superior Proposal, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in clause (A) of this proviso and a new notice period under clause (A) of this proviso shall commence each time (except that such notice period shall be reduced to two Business Days), during which time Parent shall be required to comply with the requirements of this Section 6.04(f) anew with respect to each such additional notice.

(g)          Notwithstanding anything in this Agreement to the contrary, prior to the Parent Approval Time, subject to compliance with this Section 6.04(g), the Board of Directors of Parent may effect a Parent Adverse Recommendation Change in response or relating to a Parent Intervening Event if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law; provided, that (i) Parent shall first notify the Company in writing at least five Business Days before taking such action of its intention to take such action, which notice shall include a reasonably detailed description of such Parent Intervening Event, (ii) during such five Business Day period following such notice, Parent shall, and shall cause its Representatives to, negotiate in good faith with the Company (to the extent the Company seeks to negotiate) regarding any adjustments proposed by the Company to the terms and conditions of this Agreement, and (iii) the Board of Directors of Parent shall not effect any Parent Adverse Recommendation Change involving or relating to a Parent Intervening Event unless, after the five Business Day period described in the foregoing clause (ii), the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel and taking into account any written commitment by the Company to amend the terms of this Agreement during such five Business Day period, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law.

Section 6.05          Access to Information; Confidentiality.

(a)          All information furnished pursuant to this Agreement shall be subject to the Confidentiality Agreement, dated as of February 4, 2021 (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Confidentiality Agreement”), between Parent and the Company.

(b)          On reasonable notice, during normal business hours and subject to and consistent with Applicable Law, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, in a manner so as to not unreasonably interfere with the normal business operations of the other Party, each Party shall, and shall cause its Subsidiaries to, (i) afford to the other Party and its Representatives reasonable access to its properties, assets, books, contracts, personnel and records, (ii) furnish promptly to the other Party all other documents, materials and information concerning its businesses, properties and personnel as the other Party may reasonably request and (iii) instruct its pertinent Representatives to reasonably cooperate with the other Party in its review of any such information provided or made available.  No information or knowledge obtained in any review or investigation pursuant to this Section 6.05 shall affect or be deemed to modify any representation or warranty made by the Company or Parent pursuant to this Agreement.

(c)          Notwithstanding anything to the contrary in this Section 6.05, Section 7.01 or Section 7.02, none of the Company, Parent, nor any of their respective Subsidiaries shall be required to provide access to, disclose information to or assist or cooperate with the other Party, in each case if such access, disclosure, assistance or cooperation (i) would constitute a waiver of or, as reasonably determined based on the advice of outside counsel, jeopardize any attorney-client, attorney-work product or other similar privilege with respect to such information or (ii) would contravene any Applicable Law or Contract to which the applicable Party is a subject or bound; provided, that the Company and Parent shall, and each shall cause its Subsidiaries to, use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply (including redacting such information as necessary to comply with any such Contract or to address reasonable attorney-client, work-product or other privilege concerns) and to provide such information as to the applicable matter as can be conveyed.  Each of the Company and Parent may, as each reasonably deems advisable and necessary, designate any competitively sensitive material provided to the other under this Section 6.05 or Section 7.01 as “Outside Counsel Only Material”.  Such materials and the information contained therein shall be given only to the outside counsel of the recipient and, subject to any additional confidentiality or joint defense agreement the Parties may mutually propose and enter into, shall not be disclosed by such outside counsel to Representatives of the recipient unless express permission is obtained in advance from the disclosing Party or its legal counsel.

ARTICLE VII.
ADDITIONAL AGREEMENTS

Section 7.01          Reasonable Best Efforts; Filings.

(a)          Subject to the terms and conditions of this Agreement, each of the Company and Parent shall, and each shall cause its Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Merger and other transactions contemplated hereby as promptly as reasonably practicable, including (i) (A) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all Filings as are necessary, proper or advisable to consummate the Merger and the other transactions contemplated hereby, (B) obtaining, as promptly as practicable, and thereafter maintaining, all Consents from any Governmental Authority that are necessary, proper or advisable to consummate the Merger or other transactions contemplated hereby, and complying with the terms and conditions of each Consent (including by supplying as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to the HSR Act or other applicable Antitrust Laws), (C) obtaining all required Consents from non-governmental Third Parties (including as required under any Company Material Contract), and (D) cooperating with the other Parties hereto in their efforts to comply with their obligations under this Agreement, including those described in this Section 7.01, and executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby and fully carry out the purposes of this Agreement, and (ii) (A) defending any Action, whether judicial or administrative, brought by any Governmental Authority or Third Party challenging this Agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal consummation of the Merger or any of the other transactions contemplated hereby and (B) contesting any Order that enjoins, restrains, prevents, prohibits or makes illegal consummation of the Merger or any of the other transactions contemplated hereby.

(b)          Parent shall have the right to (i) direct, devise and implement the strategy for obtaining any necessary Consent of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), and lead all meetings and communications (including any negotiations) with, any Governmental Authority that has authority to enforce any Antitrust Law and (ii) control the defense and settlement of any litigation, action, suit, investigation or proceeding brought by or before any Governmental Authority that has authority to enforce any Antitrust Law, Parent shall consult with the Company in a reasonable manner and consider in good faith the views and comments of the Company in connection with the foregoing.

(c)          In furtherance and not in limitation of the foregoing, each of the Company and Parent shall, and each shall cause its Subsidiaries to, as promptly as practicable following the date of this Agreement, make all Filings with all Governmental Authorities that are necessary, proper or advisable under this Agreement or Applicable Law to consummate and make effective the Merger and the other transactions contemplated hereby, including the notification and report form pursuant to the HSR Act, which shall be filed no later than ten Business Days from the date of this Agreement.  In the event that the Company or Parent receives a request for information or documentary material pursuant to the HSR Act or any other Antitrust Law (a “Second Request”), each shall, and shall cause its respective Subsidiaries and Affiliates to, use reasonable best efforts (and shall cooperate with each other) to submit an appropriate response to such Second Request as promptly as reasonably practicable, and to make available their respective Representatives to, on reasonable request, any Governmental Authority in connection with (i) the preparation of any Filing made by or on their behalf to any Governmental Authority in connection with the Merger or any of the other transactions contemplated hereby or (ii) any Governmental Authority investigation, review or approval process.  Parent shall pay the HSR filing fee.

(d)          Subject to Applicable Laws relating to the sharing of information and the terms and conditions of the Confidentiality Agreement, each of the Company and Parent shall, and each shall cause its Subsidiaries to, cooperate and consult with each other in connection with the making of all Filings pursuant to this Section 7.01, and shall keep each other apprised on a current basis of the status of matters relating to the completion of the Merger and the other transactions contemplated hereby, including: (i) (A) as far in advance as practicable, notifying the other Party of, and providing the other Party with an opportunity to consult with respect to, any Filing or communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Authority other than a Taxing Authority (or any communication or inquiry it or any of its Subsidiaries intends to make with any Third Party in connection therewith) relating to the matters that are the subject of this Agreement, (B) providing the other Party and its counsel, prior to submitting any such Filing or making any such communication or inquiry, a reasonable opportunity to review, and considering in good faith the comments of the other Party and such other Party’s Representatives in connection with any such Filing, communication or inquiry, and (C) promptly following the submission of such Filing or making of such communication or inquiry, providing the other Party with a copy of any such Filing, communication or inquiry, if in written form, or, if in oral form, a summary of such communication or inquiry; (ii) as promptly as practicable following receipt, furnishing the other Party with a copy of any Filing or written communication or inquiry, or, if in oral form, a summary of any such communication or inquiry, it or any of its Subsidiaries receives from any Governmental Authority other than a Taxing Authority (or any communication or inquiry it receives from any Third Party in connection therewith) relating to matters that are the subject of this Agreement; and (iii) coordinating and reasonably cooperating with the other Party in exchanging such information and providing such other assistance as the other Party may reasonably request in connection with this Section 7.01.  The Company, Parent or their respective Representatives shall notify and consult with the other Party in respect of any Filing or Action (including the settlement of any Action), or any inquiry, notice or other communication received from a Governmental Authority, regarding the Merger or any of the other transactions contemplated hereby and, to the extent permitted by such Governmental Authority, enable the other Party to participate in advance of any meeting or conference (including by telephone or videoconference) with any Governmental Authority other than a Taxing Authority, or any member of the staff of any such Governmental Authority with respect thereto.

(e)          Notwithstanding any other provision of this Agreement to the contrary, in no event shall Parent or any of its Subsidiaries be required to (i) agree or proffer to divest or hold separate (in a trust or otherwise), or take any other action with respect to, any of the assets or businesses of Parent, the Company, the Surviving Corporation (assuming the consummation of the Merger) or any of their respective Subsidiaries, (ii) agree or proffer to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the shares of Company Common Stock) or (iii) enter into any agreement that in any way limits the ownership or operation of any business of Parent, the Company, the Surviving Corporation (assuming the consummation of the Merger) or any of their respective Subsidiaries, in each case that is not conditioned upon, or that becomes effective prior to, the Closing or that is material to the business, financial condition or results of operations of Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries, taken as a whole.  Neither the Company nor any of its Subsidiaries shall agree to any of the actions or other matters contemplated by the first sentence in this Section 7.01(e) as applicable to the Company without the prior written consent of Parent.

(f)          Parent shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (1) impose any material delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (2) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated hereby or (3) materially delay the consummation of the transactions contemplated hereby.

Section 7.02          Certain Filings; SEC Matters.

(a)          As promptly as practicable following the date of this Agreement, (i) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a Registration Statement on Form F-4 which shall include the Proxy Statement/Prospectus (together with all amendments and supplements thereto, the “Form F-4”) relating to the registration of the Parent ADSs and the Parent Ordinary Shares represented thereby to be issued to the stockholders of the Company pursuant to the Parent ADS Issuance, (ii) the Company shall prepare (with Parent’s reasonable cooperation) and file with the SEC a proxy statement relating to the Company Stockholder Meeting (together with all amendments and supplements thereto, the “Proxy Statement/Prospectus”) in preliminary form, (iii) if necessary, Parent shall prepare and shall cause the ADS Depositary to file with the SEC a Registration Statement on Form F-6 (together with all amendments and supplements thereto, the “Form F-6”) relating to the registration of the Parent ADSs to be issued to the stockholders of the Company pursuant to the Parent ADS Issuance, (iv) Parent shall prepare (with the Company’s reasonable cooperation) a shareholder circular relating to the Parent Shareholder Meeting (together with all amendments and supplements thereto, the “Parent Circular”).  The Proxy Statement/Prospectus, the Form F-4 and, if applicable, the Form F-6 shall comply as to form in all material respects with the applicable provisions of the 1933 Act, the 1934 Act and other Applicable Law, and the Parent Circular shall comply as to form in all material respects with the requirements of Applicable Law.

(b)          The Company and Parent shall cooperate with each other and use their respective reasonable best efforts (i) to have the Proxy Statement/Prospectus cleared by the SEC as promptly as practicable after its filing and (ii) to have the Form F-4 and, if applicable, the Form F-6 declared effective under the 1933 Act as promptly as practicable after their filing and keep the Form F-4 and, if applicable, Form F-6 effective for so long as necessary to consummate the Merger.  Each of the Company and Parent shall, as promptly as practicable after the receipt thereof, provide the other Party and its counsel with copies of any written comments and advise the other Party and its counsel of any oral comments with respect to the Proxy Statement/Prospectus, the Form F-4 and, if applicable, the Form F-6 received by such Party or its counsel from the SEC or any other Governmental Authority, including any request from the SEC for amendments or supplements to the Proxy Statement/Prospectus, the Form F-4 or the Form F-6, and shall provide the other Party and its counsel with copies of all material or substantive correspondence between it and its Representatives, on the one hand, and the SEC or any other Governmental Authority, on the other hand, related to the foregoing.  Notwithstanding the foregoing, prior to filing the Form F-4 or, if applicable, the Form F-6 or mailing the Proxy Statement/Prospectus or Parent Circular (including in each case any amendment or supplement thereto, except with respect to any amendments filed in connection with a Company Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 6.02), or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall reasonably cooperate and provide the other Party and its counsel a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and consider in a commercially reasonable manner and in good faith the comments of the other Party or such other Party’s Representatives in connection with any such document or response.  None of the Company, Parent or any of their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC or any member of the staff thereof in respect of the Proxy Statement/Prospectus, the Form F-4 or, if applicable, the Form F-6 unless it consults with the other Party and its counsel in advance and, to the extent permitted by the SEC, allows the other Party and its counsel to participate.  Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Form F-4 and, if applicable, the Form F-6, and the issuance of any stop order relating thereto or the suspension of the qualification of Parent ADSs or the Parent Ordinary Shares represented thereby for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(c)          Each of the Company and Parent shall use its reasonable best efforts to take any other action required to be taken by it under the 1933 Act, the 1934 Act, the DGCL, the CA 2006 and the rules of Nasdaq in connection with the filing and distribution of the Proxy Statement/Prospectus, the Form F-4, the Form F-6 (if applicable) and the Parent Circular, and the solicitation of proxies from the stockholders of the Company and the shareholders of Parent.  Subject to Section 6.03, the Proxy Statement/Prospectus shall include the Company Board Recommendation, and, subject to Section 6.04, the Parent Circular shall include the Parent Board Recommendation.

(d)          Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Law and the rules and policies of Nasdaq and the SEC to enable the listing of the Parent ADSs being registered pursuant to the Form F-4 on Nasdaq no later than the Effective Time, subject to official notice of issuance.  Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(e)          Each of the Company and Parent shall, on request, furnish to the other all information, documents, submissions or comfort concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable Party) stockholders or shareholders (including the Required Information) and such other matters as may be reasonably necessary or advisable in connection with any statement, Filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or Nasdaq in connection with the Merger and the other transactions contemplated by this Agreement, including the Proxy Statement/Prospectus, the Form F-4, the Form F-6 (if applicable) and the Parent Circular, in each case having due regard to the planned timing of publication of such document, the requirements of the CA 2006, the FSMA, the AIM Rules and any other Applicable Law; provided, that neither Party shall use any such information for any purposes other than those contemplated by this Agreement unless such Party obtains the prior written consent of the other.  In addition, the Company shall use its reasonable best efforts to perform the conversion of its financial statements from GAAP to IFRS as part of its Required Information as soon as practicable after the date of this Agreement but no later than June 10, 2021.  Each of the Company and Parent shall (i) use its reasonable best efforts to promptly provide information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements in connection with the preparation of the Proxy Statement/Prospectus, and Form F-4 and the Parent Circular, (ii) assist with due diligence and, in the case of the Company, provide such information as Parent may reasonably request to enable Parent to prepare verification materials in relation to the preparation of the Parent Circular and (iii) enter into any agreement or execute any letter (including representation letters and letters of comfort) or other document which is customary and/or necessary in connection with the preparation of the Proxy Statement/Prospectus, Form F-4 and the Parent Circular and, in each case, any amendment or supplement thereto or where such documents, information, and/or submissions are ancillary to the preparation of the Proxy Statement/Prospectus, the Form F-4 or the Parent Circular.

(f)          Each of the Company and Parent covenants and agrees that the information with respect to it and its Subsidiaries that is provided by it, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Form F-4, the Proxy Statement/Prospectus or the Parent Circular will not (i) (A) in the case of the Form F-4, at the time the Form F-4 or any amendment or supplement thereto becomes effective and at the time of the Company Stockholder Meeting, or (B) in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and (ii) in the case of the Parent Circular, at the time the Parent Circular or any amendment or supplement thereto is first mailed to the shareholders of Parent and at the time of the Parent Shareholder Meeting, contains any statement of fact which is untrue or inaccurate in any material respect or misleading (whether by omission or otherwise) or any statement of opinion, belief, intention or expectation therein is not given in good faith after due and careful consideration and enquiry of the relevant circumstances, not based on reasonable assumptions or not capable of being properly supported.

(g)          If at any time prior to the later of the Company Approval Time and the Parent Approval Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that (i) should be set forth in an amendment or supplement to the Proxy Statement/Prospectus, or the Form F-4 or, if applicable, the Form F-6 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) constitutes a change or new matter that would require an amendment or a supplement to the Parent Circular under Applicable Law, the Party that discovers such information shall promptly notify the other Party hereto, and each Party shall use reasonable best efforts to, and reasonably cooperate with the other to, (where applicable) promptly prepare and file with the SEC an appropriate amendment or supplement describing such information and, to the extent required under Applicable Law, disseminate such amendment or supplement to the stockholders of the Company and/or the shareholders of Parent.

Section 7.03          Company Stockholder Meeting; Parent Shareholder Meeting.

(a)          As promptly as practicable following the effectiveness of the Form F-4, the Company shall, in consultation with Parent, in accordance with Applicable Law and the Company Organizational Documents, (i) establish a record date for, duly call and give notice of a meeting of the stockholders of the Company for the sole purpose of voting on the adoption of this Agreement (the “Company Stockholder Meeting”) at which meeting the Company shall seek the Company Stockholder Approval (and will use reasonable best efforts to conduct “broker searches” in a manner to enable such record date to be held promptly following the effectiveness of the Form F-4), (ii) cause the Proxy Statement/Prospectus (and all other proxy materials for the Company Stockholder Meeting) to be mailed to its stockholders no later than five Business Days after the Proxy Statement/Prospectus is cleared by the SEC and (iii) duly convene and hold the Company Stockholder Meeting no later than forty-five (45) days after the Proxy Statement/Prospectus is mailed.  Subject to Section 6.03, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Company Stockholder Approval to be received at the Company Stockholder Meeting or any adjournment or postponement thereof, and shall comply with all legal requirements applicable to the Company Stockholder Meeting.  The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Company Stockholder Meeting; provided, that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting (A) if such adjournment or postponement is necessary to allow additional time to (1) solicit additional proxies necessary to obtain the Company Stockholder Approval, or (2) distribute any supplement or amendment to the Proxy Statement/Prospectus that the Board of Directors of the Company has determined (which determination and subsequent distribution shall be made as promptly as practicable) in good faith after consultation with outside legal counsel is necessary under Applicable Law and for such supplement or amendment to be reviewed by the Company’s stockholders prior to the Company Stockholder Meeting (provided, that no such postponement or adjournment under this clause (2) may be to a date that is after the earlier of (I) the tenth Business Day before the End Date and (II) the tenth Business Day after the date of such distribution), (B) due to the absence of a quorum, or (C) if and to the extent such postponement or adjournment of the Company Stockholder Meeting is required to comply with Applicable Law as reasonably determined by the Company.  Notwithstanding the foregoing, the Company may not, without the prior written consent of Parent, postpone or adjourn the Company Stockholder Meeting pursuant to clause (A)(1) or (B) of the immediately preceding sentence more than a total of two times and, on any single occasion, for a period of more than ten Business Days (unless, for a postponement or adjournment pursuant to clause (A)(2), as required by Applicable Law) or, if earlier, to a date that is after ten Business Days before the End Date.  Without the prior written consent of Parent, the matters contemplated by the Company Stockholder Approval shall be the only matters (other than matters of procedure and matters required by or advisable under Applicable Law to be voted on by the Company’s stockholders in connection therewith) that the Company shall propose to be voted on by the stockholders of the Company at the Company Stockholder Meeting.

(b)          Parent shall, in consultation with the Company, in accordance with Applicable Law and the Parent Organizational Documents, (i) establish a record date for, duly convene and give notice of a meeting of the shareholders of Parent (the “Parent Shareholder Meeting”) at which meeting the Parent Shareholder Approval is to be sought, (ii) cause the Parent Circular (and proxy form for the Parent Shareholder Meeting) to be mailed to its shareholders and (iii) duly hold the Parent Shareholder Meeting.  Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Parent Shareholder Meeting to occur no later than the Company Stockholder Meeting.  Subject to Section 6.04, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Parent Shareholder Approval to be obtained at the Parent Shareholder Meeting or any adjournment or postponement thereof, and shall comply with all legal requirements applicable to the Parent Shareholder Meeting.  Parent shall not, without the prior written consent of the Company, adjourn, postpone or otherwise delay the Parent Shareholder Meeting; provided, that Parent may, without the prior written consent of the Company, adjourn or postpone the Parent Shareholder Meeting (A) if such adjournment or postponement is necessary to allow additional time to (1) solicit additional proxies necessary to obtain the Parent Shareholder Approval, or (2) distribute any supplement to the Parent Circular that the Board of Directors of Parent has determined (which determination and subsequent distribution shall be made as promptly as practicable) in good faith after consultation with outside legal counsel is necessary under Applicable Law and for such supplement to be reviewed by Parent’s shareholders prior to the Parent Shareholder Meeting (provided, that no such postponement or adjournment under this clause (2) may be to a date that is after the earlier of (I) the tenth Business Day before the End Date and (II) the tenth Business Day after the date of such distribution), (B) due to the absence of a quorum, or (C) if and to the extent such postponement or adjournment of the Company Stockholder Meeting is required to comply with Applicable Law as reasonably determined by Parent.  Notwithstanding the foregoing, Parent may not, without the prior written consent of the Company, postpone or adjourn the Parent Shareholder Meeting pursuant to clause (A)(1) or (B) of the immediately preceding sentence more than a total of two times and, on any single occasion, for a period of more than ten Business Days (unless, for a postponement or adjournment pursuant to clause (A)(2), as required by Applicable Law) or, if earlier, to a date that is after ten Business Days before the End Date.  Without the prior written consent of the Company, Parent shall not propose a vote by the shareholders of Parent at the Parent Shareholder Meeting on any matters that are inconsistent with or that would materially impede or delay the transactions contemplated hereby.

(c)          Any Company Adverse Recommendation Change or Parent Adverse Recommendation Change notwithstanding, the obligations of the Company and Parent under Section 7.02 and this Section 7.03, including to call, give notice of and hold the Company Stockholder Meeting and the Parent Stockholder Meeting, shall continue in full force and effect unless this Agreement is validly terminated in accordance with Article IX.

Section 7.04          Public Announcements.  The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release to be in the form mutually agreed on by the Company and Parent prior to the execution of this Agreement.  Following such initial press release, Parent and the Company shall consult with each other, and give each other a reasonable opportunity to review and comment upon (and consider in good faith any such comments), before issuing any additional press release or other public statement with respect to this Agreement or the transactions contemplated hereby, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association; provided, that the restrictions set forth in this Section 7.04 shall not apply to any release or public statement if the information contained therein substantially reiterates (or is consistent with) previous releases, public disclosures or public statements made in compliance with this Section 7.04.  Notwithstanding the foregoing, the Parties acknowledge that, other than as set forth in Section 6.03 and Section 6.04, this Agreement, including this Section 7.04, shall not prohibit ordinary course non-public communications with Third Parties regarding the transactions contemplated by this Agreement.  Notwithstanding the foregoing, the restrictions set forth in this Section 7.04 shall not apply to any release, announcement or statement made or proposed to be made in connection with and related to: (a) an Adverse Recommendation Change; (b) any disclosures made in compliance with Section 6.03; or (c) any disclosures made in compliance with Section 6.04.

Section 7.05          Certain Tax Matters.

(a)          Each of the Parties shall, and shall cause its respective Affiliates to, use its reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, and shall not take, cause to take, or knowingly fail to take, and shall cause its Affiliates not to take, cause to take, or knowingly fail to take, any action that could reasonably be expected to (i) prevent or impede the Merger and the Contribution from qualifying for the Intended Tax Treatment or (ii) cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code.  The Parties shall prepare and file all Tax Returns consistent with, and shall not take any position (whether on Tax Returns in Tax proceedings, or otherwise) inconsistent with such treatment unless required to do so pursuant to a “determination” within the meaning of Section 1313(a)(1) of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(b)          Each of Parent and the Company shall use its reasonable best efforts and shall cooperate with one another to obtain the Tax Opinion.  In connection with the foregoing, (x) Parent shall use its reasonable best efforts to deliver to Tax Counsel a representation letter dated as of the Closing Date (and, if requested, dated as of the date on which the Form F-4 shall have been declared effective by the SEC or such other date(s) as determined necessary pursuant to consultations between counsel to Parent and counsel to the Company in connection with the filing of the Form F-4 or its exhibits or the Proxy Statement/Prospectus) and signed by an officer of Parent containing appropriate representations determined to be necessary pursuant to consultations between counsel to Parent and counsel to the Company (the “Parent Tax Certificate”), and (y) the Company shall use its reasonable best efforts to deliver to Tax Counsel a representation letter dated as of the Closing Date (and, if requested, dated as of the date on which the Form F-4 shall have been declared effective by the SEC or such other date(s) as determined necessary pursuant to consultations between counsel to Parent and counsel to the Company in connection with the filing of the Form F-4 or its exhibits or the Proxy Statement/Prospectus) and signed by an officer of the Company containing appropriate representations determined to be necessary pursuant to consultations between counsel to Parent and counsel to the Company (the “Company Tax Certificate”).  To effectuate the obligations of Parent and the Company pursuant to the preceding sentence, each of Parent and the Company shall use its reasonable best efforts to agree upon a form of the Parent Tax Certificate or the Company Tax Certificate, as applicable, within fifteen (15) days after the date of this Agreement.

(c)          The Parties shall cooperate to, and Parent shall, and shall cause the Surviving Corporation to, (i) comply with the reporting requirements of Treasury Regulations Section 1.367(a)-3(c)(6), (ii) use commercially reasonable efforts to cooperate with any “five-percent (5%) transferee shareholder” of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), who certifies to Parent in writing that it is such a shareholder and furnishes to Parent documentation reasonably satisfactory to Parent supporting such certification, to enable such Person to enter into a valid gain recognition agreement under Treasury Regulations Section 1.367(a)-8 with respect to the Merger, and (iii) make arrangements with each “five-percent (5%) transferee shareholder” of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), if any, to ensure that such shareholder will be informed of any disposition of any property that would require the recognition of gain under such person’s gain recognition agreement entered into under Treasury Regulations Section 1.367(a)-8.

(d)          The Company shall deliver to Parent at the Closing a properly executed and completed certification, in a form reasonably satisfactory to Parent, and that meets the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), dated not more than thirty (30) days prior to the Closing Date and signed by an executive officer of the Company, certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” (as defined in Section 897(c)(1) of the Code), and a copy of the properly executed notification provided to the Internal Revenue Service regarding such certification, prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(e)

(i)          If a Tax Law Change has occurred, each Party shall use its reasonable best efforts to negotiate in good faith with the other Party to restructure the transactions contemplated by this Agreement (including the composition of the Merger Consideration) in a manner so that the Parties reasonably determine in good faith (after consultation with counsel to Parent and counsel to the Company) that Parent would not be treated as a Domestic Corporation as a result of, or in connection with, the transactions contemplated by this Agreement as so restructured.

(ii)          If the Parties agree upon a restructuring described in Section 7.05(e)(i), then, the Parties shall enter into an appropriate amendment to this Agreement to reflect such restructuring and shall cooperate to provide for such other changes as may be necessitated by such restructuring.

(iii)          For the avoidance of doubt, any actions taken pursuant to this Section 7.05(e) shall not (i) alter the economic value of the Merger Consideration (determined without regard to any taxable gain recognized by each holder of Company Common Stock pursuant to Section 356(a) of the Code and Treasury Regulations Section 1.356-1(b)), (ii) prevent or impede the Merger and the Contribution (if the Contribution occurs) from qualifying for the Intended Tax Treatment, (iii) cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code, (iv) impose any material economic or other costs on Parent or the Company, or (v) materially delay the consummation of the Merger (other than as is required for any approval of such restructured transaction as mutually agreed by Parent and the Company), in the case of each of clauses (Y)(i), (ii), (iii), (iv) and (v), without the consent of each of the Company and Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.06          Employee Matters.

(a)          From the Closing Date through the date that is 12 months following the Closing Date (the “Benefits Continuation Period”), the Surviving Corporation shall provide, and Parent shall cause the Surviving Corporation to provide, to each individual who is employed by the Company and its Subsidiaries immediately prior to the Effective Time, while such individual continues to be employed by the Surviving Corporation, Parent or any of Parent’s Subsidiaries (including Subsidiaries of the Surviving Corporation) during the Benefits Continuation Period (collectively, the “Affected Employees”) (i) a base salary or wage rate that is not less than the base salary or wage rate provided to such Affected Employee immediately prior to the Effective Time, (ii) target annual bonus and commission opportunities that are no less favorable than as provided to such Affected Employee immediately prior to the Effective Time, and (iii) employee benefits that are substantially comparable in the aggregate to the employee benefits provided to either, as determined by Parent, (A) such Affected Employee under the Company Employee Plans immediately prior to the Effective Time or (B) the employee benefits provided by Parent to its similarly-situated employees; provided, however, that no retention, change-in control or other special or non-recurring compensation or benefits provided prior to the Effective Time or any equity or other long-term incentives, defined benefit pension plans or post-employment welfare benefits shall be taken into account for purposes of this covenant.

(b)          With respect to any employee benefit plan in which any Affected Employee first becomes eligible to participate on or after the Effective Time (the “New Company Plans”), Parent shall: (i) use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Affected Employee under any New Company Plan that is a health or welfare plan in which such Affected Employee may be eligible to participate after the Effective Time to the extent satisfied or waived under a comparable Company Employee Plan, (ii) recognize service of Affected Employees (to the extent credited by the Company or any of its Subsidiaries in any comparable Company Employee Plan) accrued prior to the Effective Time for all purposes under (but not for the purposes of benefit accrual under any defined benefit pension plan) any New Company Plan in which such Affected Employees may be eligible to participate after the Effective Time, provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service, and (iii) if applicable, use commercially reasonable efforts to cause to be credited, in any New Company Plan that is a health plan in which Affected Employees participate, any deductibles or out-of-pocket expenses incurred by such Affected Employee and such Affected Employee’s beneficiaries and dependents during the portion of the calendar year in which such Affected Employee first becomes eligible for the New Company Plan that occurs prior to such Affected Employee’s commencement of participation in such New Company Plan with the objective that there be no double counting during the first year of eligibility of such deductibles or out-of-pocket expenses.

(c)          Parent hereby acknowledges that the consummation of the Merger constitutes a “change of control”, a “change in control” or a “sale event” (or a term of similar import) for purposes of any Company Employee Plan set forth on Section 4.17(a) of the Company Disclosure Schedule that contains a definition of “change of control”, a “change in control” or a “sale event” (or a term of similar import), as applicable; provided, however, that neither the execution or delivery of this Agreement nor the consummation of any of the transactions contemplated hereby shall result in any “single trigger” vesting of any equity awards granted by the Company.  Parent further agrees, and shall cause the Surviving Corporation or any applicable Subsidiary, to honor and abide by the terms of any severance and change in control plans, agreements and arrangements for the benefit of the Affected Employees that are in effect and have been listed on Section 4.17(a) of the Company Disclosure Schedule, unless otherwise agreed to between the applicable Affected Employee and Parent.

(d)          Nothing contained in this Section 7.06 or elsewhere in this Agreement, express or implied (i) shall cause either Parent or any of its Affiliates to be obligated to continue to employ any Person, including any Affected Employees, for any period of time following the Effective Time, (ii) shall prevent Parent or its Affiliates from revising, amending or terminating any Company Employee Plan, Parent Employee Plan or any other employee benefit plan, program or policy in effect from time to time, (iii) shall be construed as an amendment of any Company Employee Plan, Parent Employee Plan or any other employee benefit plan, program or policy in effect from time to time, or (iv) shall create any third-party beneficiary rights in any director, officer, employee or individual Person, including any present or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries (including any beneficiary or dependent of such individual).

Section 7.07          Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 7.08          Stock Exchange Delisting.  Each of the Company and Parent agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the Nasdaq and terminate its registration under the 1934 Act; provided, that such delisting and termination shall not be effective until the Effective Time.

Section 7.09          Listing Application.  Parent shall promptly prepare and submit (a) to Nasdaq a listing application covering the Parent ADSs deliverable in connection with the Merger and to obtain, prior to the Effective Time, approval for the listing of such Parent ADSs, subject to official notice of issuance, and (b) to the London Stock Exchange an application for admission of the Parent Consideration Shares to trading on AIM, if applicable.

Section 7.10          State Takeover Statutes.  Each of Parent and Merger Sub and the Company shall (a) take all action necessary so that no Takeover Law, or any similar provision of the Company Organizational Documents or the Parent Organizational Documents, as applicable, is or becomes applicable to the Merger or any of the other transactions contemplated hereby, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to the Merger or any other transactions contemplated hereby, cooperate and grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 7.11          Transaction Litigation.

(a)          Subject to Applicable Law, each of the Company and Parent shall promptly notify the other of (i) any notice or other communication received from a Governmental Authority, subject to Section 7.01(d) and (ii) any stockholder or shareholder demands or other Actions (including derivative claims) commenced against it, any of its Subsidiaries and/or its or any of its Subsidiaries’ respective directors or officers relating to this Agreement or any of the transactions contemplated hereby or any matters relating thereto (collectively, “Transaction Litigation”).

(b)          Subject to Applicable Law and to the extent that the attorney-client privilege is not compromised or otherwise adversely affected, each of the Company and Parent shall keep the other Party informed regarding any Transaction Litigation (including by promptly furnishing to the other Party and such other Party’s Representatives such information relating to such Transaction Litigation as may reasonably be requested).  Subject to Applicable Law and to the extent that the attorney-client privilege is not compromised or otherwise adversely affected, each Party shall (i) reasonably cooperate with the other in the defense or settlement of any Transaction Litigation, (ii) give the other Party the opportunity to consult with it regarding the defense and settlement of such Transaction Litigation (and consider in good faith the other Party’s advice with respect to such Transaction Litigation) and (iii) give the other Party the opportunity to participate (at the other Party’s expense) in (but not control) the defense and settlement of such Transaction Litigation.  Neither Party shall settle, offer to settle or enter into any settlement agreement in respect of any Transaction Litigation hereby without the other Party’s prior written consent (such consent to not unreasonably be withheld, delayed or conditioned).

(c)          Notwithstanding anything to the contrary in this Section 7.11, (i) in the event of any conflict with any other covenant or agreement contained in Section 7.01 that expressly addresses the subject matter of this Section 7.11, this Section 7.11 shall govern and control, and (ii) this Section 7.11 shall be in addition to and not limit or otherwise modify the Parties’ respective obligations under Section 6.03 or Section 6.04.  Without otherwise limiting the Indemnitees’ rights with regard to the right to counsel, following the Effective Time, the Indemnitees shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such Indemnitees to defend any Transaction Litigation.

Section 7.12          Notification.  Each of the Company and Parent shall promptly notify the other of any change, condition or event (a) that renders or would reasonably be expected to render any representation or warranty of such Party set forth in this Agreement to be untrue or inaccurate or (b) that results or would reasonably be expected to result in any failure of such Party to comply with or satisfy any covenant, condition or agreement, in each case of clause (a) or clause (b), such that any of the conditions to the Merger set forth in Article VIII could reasonably be expected to not be satisfied; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties hereunder.

Section 7.13          Director and Officer Liability.

(a)          From and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) in each case to the fullest extent permissible by applicable Law, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action based on or arising out of (A) the fact that an Indemnitee is or was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a representative of another Person (including any employee benefit plan)), in each case of clauses (A) and (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the transactions contemplated by this Agreement) and (ii) assume (in the case of the Surviving Corporation, in the Merger without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Organizational Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in the agreements in effect as of the date of this Agreement providing for indemnification between the Company or any of its Subsidiaries and any Indemnitee.  Without limiting the foregoing, from and after the Effective Time, Parent shall cause, unless otherwise required by Law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are in the Company Organizational Documents as in effect as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.  In addition, from the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) advance any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 7.13 as incurred to the fullest extent permitted under applicable Law; provided that the Indemnitee to whom expenses are advanced provides an undertaking to repay such expenses if it is ultimately determined that such Indemnitee was not entitled to indemnification under this Section 7.13.

(b)          Each of Parent, the Surviving Corporation and the Indemnitees shall cooperate to the extent reasonably practicable in the defense of any claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)          For the six-year period commencing immediately after the Effective Time, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy); provided that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of three hundred percent (300%) of the aggregate annual amounts currently paid by the Company and its Subsidiaries for such insurance (such amount being the “Maximum Premium”).  The Company shall have the right prior to the Effective Time to purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the transactions contemplated hereby, so long as the effective annual premium under such policy does not exceed the Maximum Premium.  If such prepaid “tail policy” has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 7.13 and the Surviving Corporation shall cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d)          The provisions of this Section 7.13 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Organizational Documents, by contract or otherwise.  The obligations of Parent and the Surviving Corporation under this Section 7.13 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 7.13 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification.  The Indemnitees to whom this Section 7.13 applies shall be third party beneficiaries of this Section 7.13. The Surviving Corporation agrees to (and Parent shall cause the Surviving Corporation to) pay or advance, upon written request of the Indemnitee, all costs, fees and expenses, including attorneys’ fees, that may be incurred by the Indemnitee in enforcing the indemnity and other rights provided in this Section 7.13; provided that the Indemnitee to whom expenses are advanced provides an undertaking to repay such expenses if it is ultimately determined that such Indemnitee was not entitled to indemnification under this Section 7.13.

(e)          If any of Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other Person of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, assume the obligations set forth in this Section 7.13.

(f)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 7.13 is not prior to or in substitution for any such claims under such policies.

Section 7.14          Obligations of Merger Sub.  (a) Until the Effective Time, Holdings shall at all times be the direct owner of all of the outstanding shares of capital stock of Merger Sub.  Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.  Promptly following the execution of this Agreement, Parent shall cause Holdings, in its capacity as the sole stockholder of Merger Sub, to execute a written consent approving and adopting this Agreement in accordance with Applicable Law.

Section 7.15          Transition Committee.  As promptly as practicable after the date of this Agreement and to the extent permitted by Applicable Law, the Parties shall establish a transition committee (the “Transition Committee”) consisting of three representatives designated by each of Parent and the Company.  The activities of the Transition Committee shall include the facilitation of the exchange of information between the Parties, oversight of integration planning, consultation with respect to operations and major business decisions and other matters as the Transition Committee deems appropriate, subject to Applicable Law.

ARTICLE VIII.
CONDITIONS TO THE MERGER

Section 8.01          Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver) of the following conditions:

(a)          the Company Stockholder Approval shall have been obtained;

(b)          the Parent Shareholder Approval shall have been obtained;

(c)          no Order shall have been issued by any court or other Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Merger, and no Applicable Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that remains in effect and prohibits or makes illegal consummation of the Merger;

(d)          the Form F-4 and, if applicable, the Form F-6 shall have been declared effective, no stop order suspending the effectiveness of the Form F-4 or, if applicable, the Form F-6 shall be in effect and no proceedings for such purpose shall be pending before the SEC;

(e)          the Parent Circular, including any supplement or amendment thereto, shall have been made available to the shareholders of Parent in accordance with the Parent Organizational Documents;

(f)          (i) the Parent ADSs (and the Parent Ordinary Shares represented thereby) to be issued in the Parent ADS Issuance shall have been approved for listing on Nasdaq, subject to official notice of issuance, and (ii) the London Stock Exchange shall not have informed Parent or its agent that the Parent Consideration Shares will not be admitted to trading on AIM, if applicable; and

(g)          any applicable waiting period under the HSR Act (including any extension thereof) shall have expired or been terminated.

Section 8.02          Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Parent) of the following further conditions:

(a)          the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b)          (i) the representations and warranties of the Company contained in the first and last sentences of Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.04(a) (Non-contravention), Section 4.26 (Opinion of Financial Advisor) and Section 4.27 (Finders’ Fees) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of the Company contained in Section 4.05(a) (Capitalization) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies; (iii) the representation and warranty set forth in Section 4.09(b) (Absence of Certain Changes) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iv) the other representations and warranties of the Company contained in Article IV (disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had, individually or in the aggregate, a Company Material Adverse Effect;

(c)          since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect; and

(d)          Parent shall have received a certificate from an executive officer of the Company confirming the satisfaction of the conditions set forth in Section 8.02(a), Section 8.02(b) and Section 8.02(c).

Section 8.03          Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company) of the following further conditions:

(a)          each of Parent and Merger Sub shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b)          (i) the representations and warranties of Parent contained in the first and last sentences of Section 5.01 (Corporate Existence and Power), Section 5.02 (Corporate Authorization), Section 5.04(a) (Non-contravention) and Section 5.26 (Finders’ Fees) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of Parent contained in Section 5.05(a) (Capitalization) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies; (iii) the representation and warranty set forth in Section 5.09(b) (Absence of Certain Changes) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iv) the other representations and warranties of Parent contained in Article V (disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had, individually or in the aggregate, a Parent Material Adverse Effect;

(c)          since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect;

(d)          the Company shall have received a certificate from an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 8.03(a), Section 8.03(b) and Section 8.03(c); and

(e)          the Company shall have received the Tax Opinion; in connection with rendering such opinion, Tax Counsel shall be entitled to receive and may rely on the Parent Tax Certificate and the Company Tax Certificate.

Section 8.04          Frustration of Closing Conditions.  Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by the failure of such Party or its Affiliate to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE IX.
TERMINATION

Section 9.01          Termination.  This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time (notwithstanding receipt of the Company Stockholder Approval or the Parent Shareholder Approval):

(a)          by mutual written agreement of the Company and Parent;

(b)          by either the Company or Parent, if:

(i)          the Merger has not been consummated on or before December 1, 2021 (the “End Date”), unless extended by mutual written agreement of the Parent and the Company; provided, that the right to terminate this Agreement pursuant to this Section 9.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement has been the primary cause of the failure of the Merger to be consummated by such time;

(ii)          a court or other Governmental Authority of competent jurisdiction shall have issued an injunction or other Order that permanently enjoins, prevents or prohibits the consummation of the Merger and such injunction or other Order shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall not be available to any Party whose breach of any provision of this Agreement has been the primary cause of such injunction or other Order;

(iii)          the Company Stockholder Meeting (as it may be adjourned or postponed) at which a vote on the Company Stockholder Approval was taken shall have concluded and the Company Stockholder Approval shall not have been obtained; provided, that, the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.01(b)(iii) if the failure to obtain such Company Stockholder Approval is proximately caused by any action or failure to act of the Company that constitutes a breach of this Agreement; or

(iv)          the Parent Shareholder Meeting (as it may be adjourned or postponed) at which a vote on the Parent Shareholder Approval was taken shall have concluded and the Parent Shareholder Approval shall not have been obtained; provided, that, Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.01(b)(iv) if the failure to obtain such Parent Shareholder Approval is proximately caused by any action or failure to act of Parent that constitutes a breach of this Agreement;

(c)          by Parent:

(i)          prior to the Company Approval Time, if (A) a Company Adverse Recommendation Change shall have occurred (whether or not permitted by this Agreement), (B) a tender or exchange offer subject to Regulation 14D under the 1934 Act that constitutes a Company Acquisition Proposal shall have been commenced (within the meaning of Rule 14d-2 under the Exchange Act) and the Company shall not have communicated to its stockholders, within ten Business Days after such commencement, a statement disclosing that the Company recommends rejection of such tender or exchange offer (or shall have withdrawn any such rejection thereafter), (C) other than in the context of a tender or exchange offer for shares of Company Common Stock, the Company fails to publicly reaffirm the Company Board Recommendation after the date any Company Acquisition Proposal or any material modification thereto (which request shall only be made once per Company Acquisition Proposal or material modification) is first publicly announced, within five Business Days after a request to do so by Parent, (D) other than in the context of a Company Acquisition Proposal, the Company fails to publicly reaffirm the Company Board Recommendation within five (5) Business Days following a written request therefor from Parent; provided that Parent shall only be entitled to make such a request once other than in the context of a Company Acquisition Proposal, or (E) the Company shall have breached or failed to perform any of its obligations set forth in Section 6.03 (No Solicitation) in any material respect;

(ii)          if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement (other than with respect to a breach of Section 6.03) shall have occurred that, either individually or in the aggregate, would cause any condition set forth in Section 8.01 (Conditions to the Obligations of Both Parties) or Section 8.02 (Conditions to the Obligations of Parent and Merger Sub) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by the Company within the earlier of (x) thirty (30) calendar days following written notice to the Company from Parent of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 9.01(c)(ii) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Parent or Merger Sub would cause any condition set forth in Section 8.03(a) (Performance of Parent Covenants) or Section 8.03(b) (Accuracy of Parent Reps) not to be satisfied; or

(iii)          prior to obtaining the Parent Shareholder Approval, in order to enter into a definitive agreement providing for a Parent Superior Proposal promptly following such termination, provided, that Parent (i) shall have complied with all of the terms and conditions set forth in Section 6.04 (No Solicitation), (ii) shall have paid the Parent Termination Payment substantially concurrently with or prior to (and as a condition to) such termination in accordance with Section 9.03(b) and (iii) substantially concurrently enters into such definitive agreement with respect to such Parent Superior Proposal; or

(d)          by the Company:

(i)          prior to the Parent Approval Time, if (A) a Parent Adverse Recommendation Change shall have occurred (whether or not permitted by this Agreement), (B) an offer (as defined in the U.K. Code) or tender or exchange offer subject to Regulation 14D under the 1934 Act that constitutes a Parent Acquisition Proposal shall have been announced or commenced and Parent shall not have communicated to its shareholders, within ten Business Days after such announcement or commencement, a statement disclosing that Parent recommends rejection of such offer or tender or exchange offer (or shall have withdrawn any such rejection thereafter), (C) other than in the context of a tender or exchange offer for shares of Parent Common Stock, Parent fails to publicly reaffirm the Parent Board Recommendation after the date any Parent Acquisition Proposal or any material modification thereto (which request shall only be made once per Parent Acquisition Proposal or material modification) is first publicly announced, within five Business Days after a request to do so by the Company, (D) other than in the context of a Parent Acquisition Proposal, Parent fails to publicly reaffirm the Parent Board Recommendation within five (5) Business Days following a written request therefor from the Company; provided that the Company shall only be entitled to make such a request once other than in the context of a Parent Acquisition Proposal, or (E) Parent or Merger Sub shall have breached or failed to perform any of its obligations set forth in Section 6.04 (No Solicitation) in any material respect;

(ii)          if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement (other than with respect to a breach of Section 6.03) shall have occurred that, individually or in the aggregate, would cause any condition set forth in Section 8.01 (Conditions to the Obligations of Both Parties) or Section 8.03 (Conditions to the Obligations of the Company) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Parent or Merger Sub, as applicable, within the earlier of (x) thirty (30) calendar days following written notice to Parent from the Company of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 9.01(d)(ii) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 8.02(a) (Performance of Company Covenants) or Section 8.02(b) (Accuracy of Company Reps) not to be satisfied; or

(iii)          prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement providing for a Company Superior Proposal promptly following such termination, provided that the Company (i) shall have complied with all of the terms and conditions set forth in Section 6.03 (No Solicitation), (ii) shall have paid the Company Termination Payment substantially concurrently with or prior to (and as a condition to) such termination in accordance with Section 9.03(a) and (iii) substantially concurrently enters into such definitive agreement with respect to such Company Superior Proposal.

The Party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give written notice of such termination to the other Party.

Section 9.02          Effect of Termination.  If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability of any Party (or any of its Affiliates or its or their respective stockholders or shareholders, as applicable, or Representatives) to the other Party hereto, except as provided in Section 9.03; provided, that, subject to Section 9.03(f), neither Parent nor the Company shall be released from any liabilities or damages arising out of any (i) fraud by any Party, (ii) a material breach of any covenant or agreement set forth in this Agreement or (iii) the Willful Breach of any representation or warranty set forth in this Agreement, in which case the non-breaching Party shall be entitled to all rights and remedies available at law or in equity.  Section 1.01 (Definitions) and Section 1.02 (Other Definitional and Interpretive Provisions) (with respect to Section 1.01 and Section 1.02, to the extent applicable), the first sentence of Section 6.05(a) (Confidentiality), the Confidentiality Agreement, Section 7.04 (Public Announcements), this Section 9.02, Section 9.03 (Termination Payment) and Article X (Miscellaneous) shall survive any termination of this Agreement pursuant to Section 9.01.

Section 9.03          Termination Payments.

(a)          If this Agreement is terminated:

(i)            by Parent pursuant to Section 9.01(c)(i) (Company Adverse Recommendation Change);

(ii)           by the Company pursuant to Section 9.01(d)(iii) (Company Superior Proposal); or

(iii)          by Parent or Company pursuant to Section 9.01(b)(iii) (No Company Stockholder Approval), (A) prior to such termination and after the date of this Agreement, a Company Acquisition Proposal shall have been publicly announced or publicly made known and (B) within 12 months after the date of such termination of this Agreement, the Company or any of its Affiliates enters into a definitive agreement relating to, or consummates, a Company Acquisition Proposal (for purposes of this Section 9.03(a)(iii), all references in the definition of “Company Acquisition Proposal” to “twenty percent (20%)” being replaced by “fifty percent (50%)”) (whether or not such Company Acquisition Proposal is the same as the original Company Acquisition Proposal publicly made known or publicly announced);

then at the time of entry into such definitive agreement or consummation of such Company Acquisition Proposal in the case of clause (iii), or in each other case, immediately prior to or simultaneously with such termination, if wire information has been made available (and if not, as soon as practicable thereafter), the Company shall pay to Parent (or its designee), in cash and by way of compensation, a payment in an amount equal to $8,000,000 (the “Company Termination Payment”).

(b)          If this Agreement is terminated:

(i)            by the Company pursuant to Section 9.01(d)(i) (Parent Adverse Recommendation Change);

(ii)           by Parent pursuant to Section 9.01(c)(iii) (Parent Superior Proposal); or

(iii)          by Parent or Company pursuant to Section 9.01(b)(iv) (No Parent Shareholder Approval), (A) prior to such termination and after the date of this Agreement, a Parent Acquisition Proposal shall have been publicly announced or publicly made known and (B) within 12 months after the date of such termination of this Agreement, Parent or any of its Affiliates enters into a definitive agreement relating to, or consummates, a Parent Acquisition Proposal (for purposes of this Section 9.03(b)(iii), all references in the definition of “Parent Acquisition Proposal” to “twenty percent (20%)” being replaced by “fifty percent (50%)”) (whether or not such Parent Acquisition Proposal is the same as the original Parent Acquisition Proposal publicly made known or publicly announced);

then at the time of entry into such definitive agreement or consummation of such Parent Acquisition Proposal in the case of clause (iii), or in each other case, immediately prior to or simultaneously with such termination, if wire information has been made available (and if not, as soon as practicable thereafter), Parent shall pay to the Company (or its designee), in cash and by way of compensation, a payment in an amount equal to $5,000,000 (the “Parent Termination Payment”).

(c)          If this Agreement is terminated by the Company or Parent pursuant to Section 9.01(b)(iii) (No Company Stockholder Approval), the Company shall pay to Parent (or its designee), in cash and by way of compensation upon termination of this Agreement a payment in an amount equal to $3,500,000 (the “Company No Vote Payment”); provided, that such amount shall be payable only if the condition to termination under Section 9.01(b)(iv) (No Parent Shareholder Approval) has not been satisfied at the time of such termination.

(d)          If this Agreement is terminated by the Company or Parent pursuant to Section 9.01(b)(iv) (No Parent Shareholder Approval), Parent shall pay to the Company (or its designee), in cash and by way of compensation upon termination of this Agreement a payment in an amount equal to $3,500,000 (the “Parent No Vote Payment”); provided, that such amount shall be payable only if the condition to termination under Section 9.01(b)(iii) (No Company Stockholder Approval) has not been satisfied at the time of such termination.

(e)          Any payment of the Company Termination Payment or the Company No Vote Payment (each, a “Company Payment”) or the Parent Termination Payment or the Parent No Vote Payment (each, a “Parent Payment”) shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable, as promptly as practicable when due.

(f)          The Parties agree and understand that (x) in no event shall the Company or Parent be required to pay the Company Termination Payment or the Parent Termination Payment, respectively, on more than one occasion or the Company No Vote Payment or the Parent No Vote Payment, respectively, on more than one occasion, in each case under any circumstances, and the Company No Vote Payment or the Parent No Vote Payment, respectively, shall be credited toward any subsequent payment of the Company Termination Payment or the Parent Termination Payment, respectively, and (y) except in the case of fraud or Willful Breach by the other Party of any covenant or agreement set forth in this Agreement, in no event shall Parent be entitled, pursuant to this Section 9.03, to receive an amount greater than the Company Termination Payment and Company No Vote Payment, as applicable (subject to the understanding that the Company No Vote Payment is set off against the Company Termination Payment when the payment of the Company Termination Payment follows the payment of the Company No Vote Payment under Section 9.03(c)), and any applicable additional amounts pursuant to the last two sentences of this Section 9.03(f) (such additional amounts, collectively, the “Parent Additional Amounts”), and in no event shall the Company be entitled, pursuant to this Section 9.03, to receive an amount greater than the Parent Termination Payment and Parent No Vote Payment, as applicable (subject to the understanding that the Parent No Vote Payment is set off against the Parent Termination Payment when the payment of the Parent Termination Payment follows the payment of the Parent No Vote Payment under Section 9.03(d)), and any applicable additional amounts pursuant to the last two sentences of this Section 9.03(f) (such additional amounts, collectively, the “Company Additional Amounts”).  Notwithstanding anything to the contrary in this Agreement, except in the case of fraud or Willful Breach by the other Party of any covenant or agreement set forth in this Agreement, if Parent receives a Company Termination Payment and any applicable Parent Additional Amounts from the Company pursuant to this Section 9.03, or if the Company receives the Parent Termination Payment and any applicable Company Additional Amounts from Parent pursuant to this Section 9.03, such payment shall be the sole and exclusive remedy of the receiving Party against the paying Party and its Subsidiaries and their respective former, current or future partners, equityholders, managers, members, Affiliates and Representatives, and none of the paying Party, any of its Subsidiaries or any of their respective former, current or future partners, equityholders, managers, members, Affiliates or Representatives shall have any further liability or obligation, in each case relating to or arising out of this Agreement or the transactions contemplated hereby.  The Parties acknowledge that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated hereby, that, without these agreements, the Parties would not enter into this Agreement and that any amounts payable pursuant to this Section 9.03 do not constitute a penalty.  Accordingly, if any Party fails to promptly pay any Company Payment or the Parent Payment due pursuant to this Section 9.03, such Party shall also pay any out-of-pocket costs and expenses (together with any irrecoverable VAT incurred thereon, and including reasonable legal fees and expenses) incurred by the Party entitled to such payment in connection with a legal action to enforce this Agreement that results in a judgment for such amount against the Party failing to promptly pay such amount.  Any Company Payment or Parent Payment not paid when due pursuant to this Section 9.03 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment.

(g)          Any Parent Termination Payment and/or Company Termination Payment shall be VAT inclusive.

(h)          The Parties hereto intend that any payment of a Parent Payment or Company Payment, being compensatory in nature, shall not be treated (in whole or in part) as consideration for a supply for the purposes of VAT and, accordingly, the Parties shall (i) file their relevant VAT returns on the basis that the payment of any such Parent Payment or Company Payment falls outside the scope of VAT; and (ii) pay the full amount of any such Parent Payment or Company Payment free and clear of any deduction, adjustment or additional amount on account of VAT.

ARTICLE X.
MISCELLANEOUS

Section 10.01          Notices.  All notices, requests and other communications to any Party hereunder shall be in writing and will be deemed to have been duly given only if delivered personally against written receipt, delivered by e-mail, mailed by prepaid first class certified mail, return receipt requested, or mailed by overnight courier prepaid, to the Parties at the following addresses or e-mail addresses,

If to Parent or Merger Sub or, following the Closing, the Surviving Corporation, to:

Amryt Pharma plc
45 Mespil Road
Dublin 2, Ireland
Attention:  John McEvoy
Email:  john.mcevoy@amrytpharma.com

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166 U.S.A.
Attention:  William B. Sorabella, Esq.
Email:  wsorabella@gibsondunn.com

If to the Company, to:

Chiasma, Inc.
140 Kendrick Street, Building C East
Needham, MA 02494
Attention:  Raj Kannan
Email:  raj.kannan@chiasmapharma.com

with a copy to (which shall not constitute notice):
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:  Michael H. Bison, Esq.
James A. Matarese, Esq.
Lillian Kim, Esq.
Email: mbison@goodwinlaw.com
jmatarese@goodwinlaw.com
lkim@goodwinlaw.com

or to such other address or email address as such Party may hereafter specify for the purpose by notice to the other Parties hereto.  All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section 10.01, be deemed given on the day so delivered if delivered before 5:00 p.m. Eastern Time on a Business Day, and otherwise on the next following Business Day, (b) if delivered by e-mail to an e-mail address as provided in this Section 10.01, be deemed given on the date of transmittal provided no “bounce back” or similar message of non-delivery is received with respect thereto, (c) if delivered by mail in the manner described above to the address as provided in this Section 10.01, be deemed given on the earlier of the fifth Business Day following mailing or upon actual receipt, and (d) if delivered by overnight courier to the address as provided in this Section 10.01, be deemed given on the earlier of the third Business Day following the date sent by such overnight courier or upon actual receipt, in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 10.01.

Section 10.02          Survival.  The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for the covenants and agreements that by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 10.03          Amendments and Waivers.

(a)          Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided, that after the Company Stockholder Approval or the Parent Shareholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company or the shareholders of Parent under Applicable Law without such approval having first been obtained.

(b)          No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 10.04          Expenses.  Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such cost or expense, whether or not the Merger is consummated, except that the expenses incurred in connection with all filing and other fees paid to the SEC, in each case in connection with the Merger (other than attorneys’ fees, accountants’ fees, investment bankers’ fees and related expenses), shall be shared equally by Parent and the Company.

Section 10.05          Disclosure Schedule References and SEC Document References.

(a)          The Parties hereto agree that each section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, shall be deemed to qualify the corresponding section or subsection of this Agreement, irrespective of whether or not any particular section or subsection of this Agreement specifically refers to the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable.  The Parties hereto further agree that disclosure of any item, matter or event in any particular section or subsection of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, to which the relevance of such disclosure would be reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsections.

(b)          The Parties hereto agree that in no event shall any disclosure contained in any part of any Company SEC Document or Parent SEC Document entitled “Risk Factors”, “Forward-Looking Statements”, “Cautionary Statement Regarding Forward-Looking Statements”, “Special Note Regarding Forward Looking Statements” or “Note Regarding Forward Looking Statements” or any other disclosures in any Company SEC Document or Parent SEC Document that are cautionary, predictive or forward-looking in nature be deemed to be an exception to (or a disclosure for purposes of or otherwise qualify) any representations and warranties of any Party contained in this Agreement.

Section 10.06          Binding Effect; Benefit; Assignment.

(a)          The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the Parties hereto and their respective successors and permitted assigns, except, from and after the Effective Time, for the rights of the Indemnitees as provided in Section 7.13.

(b)          No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other Party hereto, except that any of Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time, in which case all references herein to Parent or Merger Sub, as applicable, shall be deemed references to such other Affiliate, except that all representations and warranties made herein with respect to Parent or Merger Sub, as applicable, as of the date of this Agreement shall be deemed to be representations and warranties made with respect to such other Affiliate as of the date of such assignment.

Section 10.07          Governing Law.  This Agreement, and all disputes, claims, actions, suits or proceedings based upon, arising out of or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state.

Section 10.08          Jurisdiction/Venue.  Each of the Parties hereto irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the Parties hereto hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts.  Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  To the fullest extent permitted by Applicable Law, each of the Parties hereto hereby consents to the service of process in accordance with Section 10.01; provided, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Applicable Law.

Section 10.09          WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.09.

Section 10.10          Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including DocuSign and AdobeSign), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other Parties hereto.  Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect, and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 10.11          Entire Agreement.  This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Confidentiality Agreement, the Company Voting Agreement and the Parent Voting Agreement constitute the entire agreement between the Parties with respect to the subject matter thereof and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter thereof.

Section 10.12          Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.13          Specific Performance.  The Parties’ rights in this Section 10.13 are an integral part of the transactions contemplated by this Agreement.  The Parties acknowledge and agree that irreparable harm would occur and that the Parties would not have any adequate remedy at law (a) for any breach of any of the provisions of this Agreement or (b) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms.  It is accordingly agreed that (except where this Agreement is validly terminated in accordance with Section 9.01) the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages, and each Party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy.  The right to specific performance hereunder shall include the right of a Party to cause the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement.  The Parties further agree that (x) by seeking the remedies provided for in this Section 10.13, a Party shall not in any respect waive its right to any other form of relief that may be available to a Party under this Agreement, nor shall the commencement of any action pursuant to this Section 10.13 or anything contained in this Section 10.13 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.01 or pursue any other remedies under this Agreement that may be available then or thereafter.  In no event shall the Company or Parent be entitled to both (i) specific performance to cause the other Party to consummate the Closing and (ii) the payment of the Parent Termination Payment or the Company Termination Payment, as applicable.

{Remainder of page intentionally left blank; signature page follows}

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

AMRYT PHARMA PLC

By:	/s/ Dr. Joe Wiley
	Name:	Dr. Joe Wiley
	Title:	Chief Executive Officer

ACORN MERGER SUB, INC.

By:	/s/ Rory Nealon
	Name:	Rory Nealon
	Title:	President

CHIASMA, INC.

By:	/s/ Raj Kannan
	Name:	Raj Kannan
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]